Third Quarter
Report to
Shareholders
Three and nine months ended
September 30, 2026
Manulife Financial Corporation
1  Core earnings is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see section E3 “Non-GAAP and Other
Financial Measures” in our 3Q26 Management’s Discussion and Analysis (“3Q26 MD&A”).
2  Percentage growth/declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), and new business CSM are stated on a constant exchange rate (“CER”) basis and are non-GAAP ratios.
3  Core EPS, core ROE, and financial leverage ratio are non-GAAP ratios.
4  Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at September 30, 2026. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions LICAT Public Disclosure Requirements guideline.
5  For more information on APE sales, NBV and net flows, see section E3 “Non-GAAP and Other Financial Measures” in our 3Q26 MD&A. Percentage growth/
decline in APE sales, NBV and net flows are stated on a constant exchange rate basis.

Manulife Financial Corporation – Third Quarter 2026	1
Manulife Financial Corporation (“Manulife” or the “Company”) reported its third quarter results for the period ended September 30, 2026, delivering record core earnings1 and continued strong momentum in
Asia.
Key highlights for the third quarter of 2026 (“3Q26”) include:
•Core earnings of $2.1 billion, up 4% on a CER basis2 compared with the third quarter of 2025 (“3Q25”)
•Net income attributed to shareholders of $1.4 billion, down $0.4 billion from 3Q25
•Core EPS3 of $1.24, up 6%2 from 3Q25. EPS of $0.82, down 21%2 from 3Q25
•Core ROE3 of 17.8% and ROE of 11.8%
•LICAT ratio4 of 136%
•APE sales5, new business CSM2 and new business value (“NBV”)5 were broadly in line with 3Q25
•Global Wealth and Asset Management (“Global WAM”) net outflows5 of $3.6 billion, compared with $6.2 billion of net outflows in 3Q25
“We delivered strong third quarter results, achieving record core EPS and 17.8% core ROE, driven by double-digit core earnings growth in Asia and meaningful contributions from our North American insurance businesses. These results reflect the disciplined execution of the strategy we launched a year ago and our ability to deliver sustained growth in an uncertain environment.”
“During the quarter, we expanded customer choice through enhanced investment and protection offerings, completed Manulife
| Comvest’s largest fundraise in the history of Comvest's private credit platform, scaled AI-enabled capabilities that are delivering measurable outcomes for customers and advisors, and advanced new health and longevity solutions and partnerships. Together, these actions are strengthening our competitive position, deepening customer relationships, and creating long-term value for shareholders.”
— Phil Witherington, Manulife President & Chief Executive Officer
“We remained disciplined in our capital deployment during the quarter, returning $1.3 billion to shareholders while maintaining a strong balance sheet, with a LICAT ratio of 136% and a financial leverage ratio3 below our medium-term target. In addition, we completed our annual review of actuarial methods and assumptions, resulting in a net favourable impact and reinforcing the robustness of our reserves.”
“As we continue to invest in growth across our businesses, we also further improved our expense efficiency during the quarter.
Our financial flexibility and consistent execution position us well to sustain long-term value creation.”
— Colin Simpson, Manulife Chief Financial Officer
1  Percentage growth/decline in net income attributed to shareholders is stated on a constant exchange rate basis and is a non-GAAP ratio.
2  Adjusted book value per common share, financial leverage ratio, and Core EBITDA margin are non-GAAP ratios.
3  For more information on gross flows and average assets under management and administration (“average AUMA”), see section E3 “Non-GAAP and Other
Financial Measures” in our 3Q26 MD&A. Percentage growth/decline in gross flows and average AUMA are stated on a constant exchange rate basis.

Manulife Financial Corporation – Third Quarter 2026	2
Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q26	3Q25	Change	2026	2025	Change
Net income attributed to shareholders[1]	$1,424	$1,799	(22)%	$4,681	$4,073	15%
Core earnings	$2,125	$2,035	4%	$5,884	$5,528	8%
EPS ($)	$0.82	$1.02	(21)%	$2.67	$2.25	18%
Core EPS ($)	$1.24	$1.16	6%	$3.39	$3.10	11%
ROE	11.8%	16.0%	(4.2) pps	13.3%	11.8%	1.5 pps
Core ROE	17.8%	18.1%	(0.3) pps	16.9%	16.2%	0.7 pps
Book value per common share ($)	$28.06	$26.07	8%	$28.06	$26.07	8%
Adjusted book value per common share ($)[2]	$41.78	$38.22	9%	$41.78	$38.22	9%
Financial leverage ratio (%)[2]	23.0%	22.7%	0.3 pps	23.0%	22.7%	0.3 pps
APE sales	$2,626	$2,576	(0)%	$8,145	$7,495	9%
New business CSM	$957	$966	(2)%	$3,000	$2,755	9%
NBV	$907	$906	(1)%	$2,780	$2,659	5%
Global WAM net flows ($ billions)	$(3.6)	$(6.2)	43%	$(7.5)	$(4.8)	(60)%
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q26	3Q25	Change	2026	2025	Change
Asia (US$)
Net income attributed to shareholders	$510	$649	(23)%	$1,711	$1,684	1%
Core earnings	635	550	17%	1,849	1,562	20%
APE sales	1,455	1,452	(1)%	4,550	4,097	10%
New business CSM	518	516	0%	1,664	1,494	11%
NBV	491	490	0%	1,530	1,398	9%
Canada
Net income attributed to shareholders	$205	$449	(54)%	$749	$1,061	(29)%
Core earnings	440	428	3%	1,171	1,221	(4)%
APE sales	384	374	3%	1,226	1,210	1%
New business CSM	114	109	5%	346	300	15%
NBV	159	159	0%	473	500	(5)%
U.S. (US$)
Net income attributed to shareholders	$137	$(54)	-	$348	$(425)	-
Core earnings	254	241	5%	713	633	13%
APE sales	147	146	1%	447	396	13%
New business CSM	85	106	(20)%	253	262	(3)%
NBV	45	52	(13)%	137	146	(6)%
Global WAM
Net income attributed to shareholders	$463	$523	(13)%	$1,380	$1,448	(4)%
Core earnings	503	525	(5)%	1,456	1,442	2%
Gross flows ($ billions)[3]	56.1	47.3	16%	170.8	141.4	21%
Average AUMA ($ billions)[3]	1,198	1,066	11%	1,158	1,038	12%
Core EBITDA margin (%)[2]	29.6%	30.9%	-130 bps	30.0%	29.8%	20 bps
1  The largest fundraise in the history of Comvest Credit Partners, including prior to its combination with Manulife.
2  AHA Healthcare Technology HK Limited.
3  See section A1 “Profitability” in our 3Q26 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.

Manulife Financial Corporation – Third Quarter 2026	3
Strategic Highlights
We are expanding customer access to wealth solutions through product enhancements and expansion
In Canada, we expanded our segregated fund lineup by adding eight new funds and broadened access to eleven existing funds. The enhanced suite increases investment choice and flexibility for customers and advisors, helping Canadians diversify their portfolios, build long-term wealth, and pursue their evolving financial goals.
In Global WAM, we raised US$5.4 billion of capital through the close of Comvest Credit Partners VII. This marked Manulife |
Comvest’s largest fundraise in the history of Comvest’s private credit platform1, attracting commitments from both existing and new institutional investors and expanding the platform’s global investor relationships.
In the U.S., we broadened our ability to meet a wider range of customer protection and long-term planning needs through enhancements to our indexed universal life and survivorship indexed universal life solutions, and the introduction of three differentiated term life insurance solutions. Together, these enhancements and new offerings expand our protection portfolio and provide financial professionals with greater choice and flexibility to address evolving customer needs.
We are scaling and advancing solutions as an AI-powered organization while further enhancing AI governance and responsible use
We expanded our strategic partnership with Microsoft through a new five-year agreement. The agreement includes extending
Microsoft 365 Copilot to more than 30,000 employees to further enable productivity and innovation, as well as deploying
Microsoft Agent 365 to strengthen enterprise AI governance and drive AI solutions at enterprise scale.
In Asia, we continued to extend proven AI-enabled advisory capabilities into new markets, bringing these capabilities to the
Chinese Mainland and Malaysia to help agents analyze customer and family coverage, identify protection gaps across life, health, and investment goals, recognize life-event triggers, and prepare for customer meetings. In Malaysia, the tool also generates personalized talking points, including needs-based analysis questions, and recommends next steps linked to customers' financial planning goals.
In Global WAM, we completed the rollout of an AI-enabled advisor engagement platform to all external wholesalers and investment specialists across North America Retail, identifying four times more product opportunities and capturing richer advisor insights. The platform also improved productivity through automated documentation, reducing meeting administration and follow-up activities, saving approximately 30 minutes per session.
In the U.S., we scaled our Quick Quote underwriting support tool to automate more than 70% of preliminary assessments, up from nearly 50% in the first quarter of 2026, rapidly expanding our proven AI-enabled underwriting capability to reduce average turnaround time and optimize our utilization of underwriting expertise.
We are advancing our health and longevity leadership through innovative strategic partnerships, expanded wellness offerings and simpler access to healthcare
In Asia, we signed a Memorandum of Understanding (“MOU”) with Ant Health2, setting out a collaboration framework covering health management services, cross-boundary healthcare support, digital health capabilities and insurance technology. In
October, we launched the first initiative under the MOU, offering cashless direct billing through Alipay for eligible customers at participating healthcare providers in the Chinese Mainland, making healthcare access easier.
In Canada, we began offering AI-enabled virtual physiotherapy in partnership with Sword®, a global AI health company, to eligible Group Benefits members on disability with musculoskeletal conditions. This initiative helps address barriers to care through convenient, personalized support from licensed Canadian clinicians while supporting faster recovery and return-to-
work outcomes.
In the U.S., we strengthened our leadership in longevity and differentiated behavioural insurance by expanding the health and wellness offerings available through John Hancock Vitality, including Prenuvo’s advanced heart health scan and ŌURA’s latest smart ring, providing customers access to additional tools and insights to help them live longer, healthier, better lives.
Continued business growth drove record core earnings3
Core earnings of $2.1 billion in 3Q26, up 4% from 3Q25
The increase in core earnings reflected strong business growth in Asia and the U.S., higher revenues in Global WAM, improved insurance experience, and the net positive impact of 3Q26 updates to actuarial methods and assumptions, partially offset by increased expected credit loss (“ECL”) provisions and the impact of the eMPF transition in Hong Kong.
•Asia core earnings increased 17%, reflecting continued business growth, the net positive impact of 3Q26 updates to actuarial methods and assumptions, improved impact of new business and improved claims experience, partially offset by increased ECL provisions.
•Global WAM core earnings decreased 5%, as higher net fee income from favourable market impacts over the past 12
months and contributions from the Manulife | Comvest business were more than offset by the impact of the eMPF transition in Hong Kong, higher workforce-related expenses and investment in business growth, favourable tax true-ups in
3Q25, and lower performance fees.
1  Reflects a net charge from a partial impairment of a bancassurance asset and a gain on the sale of a Vietnam insurance subsidiary.
2  For more information on new business value margin (“NBV margin”), see section E3 “Non-GAAP and Other Financial Measures” in our 3Q26 MD&A.
3  CSM net of non-controlling interest (“NCI”).
4  Percentage growth / decline in our CSM net of NCI balance from organic CSM movement is stated on a constant exchange rate basis and is a non-GAAP ratio.
This percentage is calculated as the annualized year-to-date change in organic CSM net of NCI divided by the December 31, 2025 CSM net of NCI balance.
5  Post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) is a non-GAAP financial measure.

Manulife Financial Corporation – Third Quarter 2026	4
•Canada core earnings increased 3%, reflecting more favourable claims experience in Individual Insurance, higher
Manulife Bank earnings and higher investment spreads, partially offset by unfavourable claims experience in Group
Insurance and increased ECL provisions.
•U.S. core earnings increased 5%, reflecting favourable life insurance claims experience, including net positive impacts from the 3Q26 updates to actuarial methods and assumptions, business growth and favourable tax items, partially offset by increased ECL provisions and unfavourable lapse experience.
•Corporate and Other core earnings decreased by $55 million, driven by the non-recurrence of a 3Q25 withholding tax adjustment and lower earnings on surplus assets, partially offset by favourable tax-related true-ups.
Net income attributed to shareholders of $1.4 billion in 3Q26, $0.4 billion lower compared with 3Q25
The $0.4 billion decrease in net income was driven by a larger net charge on market experience and a net charge from our
Vietnam operations1, partially offset by core earnings growth. The net charge from market experience in 3Q26 reflected lower than expected returns on alternative long-duration assets, mainly related to private equity, real estate, and farmland investments, as well as lower than expected returns on public equities and losses from derivatives and hedge accounting ineffectiveness.
Resilient new business results highlight the benefits of our diversified business model
APE sales, new business CSM and NBV were broadly in line with the prior year
•Asia delivered strong sales growth in Hong Kong and Japan, offset by lower sales in the Chinese Mainland. APE sales, new business CSM and NBV were broadly in line with 3Q25. NBV margin was 35.3%.2
•In Canada, APE sales increased 3% and NBV was in line with 3Q25, largely driven by higher Individual Insurance sales, partially offset by lower Group Insurance sales. New business CSM increased 5%, reflecting higher sales volumes in
Individual Insurance and higher margins in Annuities, partially offset by lower margins in Individual Insurance.
•U.S. APE sales were in line with 3Q25, while changes in product mix resulted in a decrease in new business CSM and
NBV of 20% and 13%, respectively.
Global WAM net outflows of $3.6 billion in 3Q26, compared with net outflows of $6.2 billion in 3Q25
•Retirement net outflows were $4.9 billion in 3Q26 compared with net outflows of $1.6 billion in 3Q25. The variance is attributable to higher retirement plan redemptions in the U.S., higher net member withdrawals reflecting higher account balances from market growth across all regions, and lower new plan sales in Canada.
•Retail net flows were neutral in 3Q26 compared with net outflows of $3.9 billion in 3Q25. The variance is primarily driven by higher net flows through our retail wealth business and third-party intermediaries in Canada, and higher net flows in the
Chinese Mainland, partially offset by lower net flows through third-party intermediaries in the U.S.
•Institutional Asset Management net inflows were $1.4 billion in 3Q26 compared with net outflows of $0.7 billion in 3Q25.
The variance reflects higher net flows from fixed income mandates, private credit mandates in the Manulife | Comvest
business, equity and infrastructure mandates, partially offset by lower net flows from money market mandates in the
Chinese Mainland and from Manulife | CQS products.
New business growth continued to drive positive organic CSM movement and a higher CSM balance
CSM3 was $27,318 million as at September 30, 2026
CSM increased $2,349 million compared with December 31, 2025. Organic CSM movement contributed $1,622 million of the increase, representing a 9% annualized growth in our CSM net of NCI balance4, primarily driven by the impact of new business, interest accretion, and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of $727 million, driven by the favourable impacts of changes in foreign currency exchange rates, partially offset by the net unfavourable impact of markets. Post-tax CSM net of NCI5 was $22,701 million as at September 30, 2026.
1  This amount excludes the portion related to NCI.

Manulife Financial Corporation – Third Quarter 2026	5
Annual review of actuarial methods and assumptions
We completed our annual review of actuarial methods and assumptions, which resulted in a net favourable impact of a
$128 million1 decrease in pre-tax fulfilment cash flows. Under International Financial Reporting Standards (as issued by the
International Accounting Standards Board) (“IFRS”) 17, the impact of the annual review of actuarial methods and assumptions is reported in several places. The $128 million decrease in pre-tax fulfilment cash flows was comprised of a decrease in pre-
tax net income attributed to shareholders of $217 million ($175 million post-tax), a decrease in pre-tax net income attributed to participating policyholders of $4 million ($3 million post-tax), an increase in CSM of $47 million, an increase in pre-tax other comprehensive income attributed to shareholders of $306 million ($240 million post-tax), and a decrease in pre-tax other comprehensive income attributed to participating policyholders of $4 million ($2 million post-tax).
The actuarial review this year included valuation model enhancements and assumption updates for U.S. life insurance riders, morbidity and mortality assumptions in Vietnam, valuation model updates for participating products in Asia, lapse assumptions for investment-linked products in Singapore, mortality assumptions in our U.S. life insurance business, and other methodology refinements.

Manulife Financial Corporation – Third Quarter 2026	6
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of November 4, 2026, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2026 and the MD&A and audited Consolidated Financial Statements contained in our 2025 Annual
Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk
Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2025 Annual Report (“2025
MD&A”) and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.
CONTENTS

A.TOTAL COMPANY PERFORMANCE
1.Profitability
2.Business Performance
3.Financial Strength
4.Assets under Management and Administration
5.Impact of Foreign Currency Exchange Rates
6.Business Highlights
7.Other Information
B.PERFORMANCE BY SEGMENT
1.Asia
2.Canada
3.U.S.
4.Global Wealth and Asset Management
5.Corporate and Other
C.RISK MANAGEMENT AND RISK
FACTORS UPDATE
1.Variable Annuity and Segregated Fund Guarantees
Sensitivities and Risk Exposure Measures
2.Caution Related to Sensitivities
3.Publicly Traded Equity Performance Risk Sensitivities and
Exposure Measures
4.Interest Rate and Spread Risk Sensitivities and Exposure
Measures
5.Alternative Long-duration Asset Performance Risk
Sensitivities and Exposure Measures
D.CRITICAL ACTUARIAL AND
ACCOUNTING POLICIES
1.Critical Actuarial and Accounting Policies
2.Actuarial Methods and Assumptions
3.Sensitivity to Changes in Assumptions
4.Accounting and Reporting Changes
E.OTHER
1.Outstanding Common Shares – Selected Information
2.Legal and Regulatory Proceedings
3.Non-GAAP and Other Financial Measures
4.Caution Regarding Forward-Looking Statements
5.Quarterly Financial Information
6.Revenue
7.Other
1  Reflects a net charge of $100 million from a partial impairment of a bancassurance asset and a gain on the sale of a Vietnam insurance subsidiary.
2 Percentage growth/declines in core earnings, pre-tax core earnings, contractual service margin (“CSM”) net of non-controlling interests (“NCI”), new business contractual service margin (“new business CSM”), assets under management and administration (“AUMA”), assets under management (“AUM”), core earnings before interest, taxes, depreciation and amortization (“core EBITDA”), and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See section E3 “Non-GAAP and Other Financial Measures” below for more information.
3  See section A7 “Other Information” for details on the change in the ECL provision for 3Q26 and 3Q25.
4  The increase in Global WAM net fee income is due to higher average assets under management and administration (“average AUMA”), mainly reflecting the favourable impact of markets over the past 12 months. For more information on average AUMA, see section E3 “Non-GAAP and Other Financial Measures”
below.
5  Formerly Comvest Credit Partners (“Comvest”).

Manulife Financial Corporation – Third Quarter 2026	7
ATOTAL COMPANY PERFORMANCE
A1Profitability

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q26	2Q26	3Q25	2026	2025
Net income (loss) attributed to shareholders	$1,424	$2,110	$1,799	$4,681	$4,073
Core earnings(1)	$2,125	$1,923	$2,035	$5,884	$5,528
Diluted earnings (loss) per common share ($)	$0.82	$1.20	$1.02	$2.67	$2.25
Diluted core earnings per common share (“Core EPS”) ($)(2)	$1.24	$1.09	$1.16	$3.39	$3.10
ROE	11.8%	18.0%	16.0%	13.3%	11.8%
Core return on shareholders’ equity (“Core ROE”)(2)	17.8%	16.3%	18.1%	16.9%	16.2%
Expense efficiency ratio(2)	42.7%	44.5%	43.1%	44.3%	44.8%
General expenses	$1,259	$1,248	$1,232	$3,758	$3,574
Core expenses(1)	$1,833	$1,826	$1,758	$5,486	$5,223
(1)This item is a non-GAAP financial measure. See section E3 “Non-GAAP and Other Financial Measures” below for more information.
(2)This item is a non-GAAP ratio. See section E3 “Non-GAAP and Other Financial Measures” below for more information.
Quarterly profitability
Manulife’s net income attributed to shareholders was $1,424 million in the third quarter of 2026 (“3Q26”) compared with $1,799 million in the third quarter of 2025 (“3Q25”). Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $2,125 million in 3Q26 compared with $2,035 million in 3Q25, and items excluded from core earnings, which amounted to a net charge of $701 million in 3Q26 compared with a net charge of $236 million in 3Q25. The effective tax rate on net income (loss) attributed to shareholders was 15% in 3Q26 compared with 14% in 3Q25 primarily due to differences in the jurisdictional mix of earnings and the impact of tax true-ups.
Net income attributed to shareholders in 3Q26 decreased $375 million compared with 3Q25, reflecting a larger net charge from market experience and a net charge from our Vietnam operations1, partially offset by growth in core earnings. Total market experience was a net charge of $388 million in 3Q26, primarily from lower-than-expected returns on alternative long-
duration assets (“ALDA”), mainly related to private equity, real estate and farmland investments, lower-than-expected returns on public equities and a net charge from derivatives and hedge accounting ineffectiveness. The increase in the net charge from market experience in 3Q26 compared with 3Q25 largely consisted of a net charge from lower-than-expected returns on public equities in 3Q26 compared to a net gain in 3Q25 and a higher net charge from derivatives and hedge accounting ineffectiveness, partially offset by a lower net charge from lower-than-expected returns on ALDA.
Core earnings increased $90 million or 4% on a constant exchange rate (“CER”) basis2 compared with 3Q25. The increase in our insurance business was driven by business growth, primarily in our Asia and U.S. segments, improved net insurance experience, and the net positive impact of 3Q26 updates to actuarial methods and assumptions, partially offset by an increase in the provision for expected credit losses (“ECL”) in 3Q26 compared with a release in 3Q253. The improved net insurance experience reflects improved U.S. life insurance claims experience and more favourable Canada Individual Insurance claims experience, partially offset by unfavourable U.S. lapse experience and Canada Group Insurance claims experience in 3Q26 compared with favourable experience in 3Q25. Higher Manulife Bank earnings also contributed to the increase in core earnings. Global Wealth and Asset Management (“Global WAM”) core earnings decreased primarily due to the impact of the electronic Mandatory Provident Fund (“eMPF”) transition in Hong Kong, higher expenses and lower performance fees, partially
offset by higher net fee income4 and contributions from the Manulife | Comvest business5. In addition, a number of tax-related
items resulted in a net decrease in core earnings. In 3Q26, the items included favourable tax-related true-ups in Corporate and
Other and in the U.S. In 3Q25, the items included a favourable adjustment to the withholding tax accrual following the announcement of the Comvest acquisition5, and favourable tax true-ups in Global WAM.
The annual review of actuarial methods and assumptions that flow directly through income is discussed in section D2
“Actuarial Methods and Assumptions” below.
1  The reinsurance transaction with the Reinsurance Group of America, Incorporated (“RGA U.S. Reinsurance Transaction”) closed January 1, 2025. The net realized loss of $732 million in the first quarter of 2025 from the sale of debt instruments which are classified as fair value through other comprehensive income
(“FVOCI”) arose from the transfer of assets with respect to the RGA U.S. Reinsurance Transaction, and had an offsetting change in other comprehensive income (“OCI”) attributed to shareholders, resulting in a neutral impact to book value.
2  See section A7 “Other Information” for details on the year-to-date change in the ECL provision for 2026 and 2025.

Manulife Financial Corporation – Third Quarter 2026	8
Year-to-date profitability
Net income attributed to shareholders for the nine months ended September 30, 2026 was $4,681 million compared with
$4,073 million for the nine months ended September 30, 2025. Year-to-date core earnings amounted to $5,884 million in 2026 compared with $5,528 million in the same period of 2025, and items excluded from year-to-date core earnings amounted to a net charge of $1,203 million in 2026 compared with a net charge of $1,455 million in the same period of 2025. The effective tax rate on year-to-date net income (loss) attributed to shareholders was 16% in 2026 compared with 14% for the same period in
2025 primarily due to differences in the jurisdictional mix of earnings and the impact of tax true-ups.
Year-to-date net income attributed to shareholders in 2026 increased $608 million compared with the same period of 2025 reflecting a lower net charge from year-to-date market experience and growth in year-to-date core earnings, partially offset by a net charge from our Vietnam operations. Total year-to-date market experience was a net charge of $853 million in 2026, primarily related to lower-than-expected returns on ALDA mainly related to private equity, real estate and infrastructure investments and a net charge from derivatives and hedge accounting ineffectiveness. The lower year-to-date net charge from market experience in 2026 compared with the same period of 2025 reflects a net realized loss on the sale of debt instruments of $732 million from the transfer of assets with respect to the RGA U.S. Reinsurance Transaction1 in 2025, partially offset by a net charge from lower-than-expected returns on public equities in 2026 compared with higher-than-expected returns in 2025.
Year-to-date core earnings in 2026 increased $356 million or 8% compared with the same period of 2025. The increase in our insurance business was driven by business growth, primarily in our Asia and U.S. segments, the net positive impact of 3Q25 and 3Q26 updates to actuarial methods and assumptions, improved net insurance experience, and a smaller charge in the provision for ECL in 20262, partially offset by lower expected investment earnings. The improved net insurance experience reflects improved U.S. claims experience, and the impact of estimated losses from California wildfires recorded in 2025 in our
Property and Casualty (“P&C”) Reinsurance business, partially offset by unfavourable insurance experience in Canada, largely driven by higher claims along with higher expenses in Group Insurance to support the growing business and transformational investment to elevate customer experience, unfavourable U.S. lapse experience, and less favourable Asia insurance experience in 2026. Global WAM core earnings increased from higher net fee income as noted above for the quarter, and
contributions from the Manulife | Comvest business, partially offset by the impact of the eMPF transition in Hong Kong, higher expenses, and lower performance fees. In addition, the tax-related items noted above for 3Q26 resulted in a net reduction in
2026 year-to-date core earnings.
Core earnings by segment is presented in the following table.

	Quarterly Results			YTD Results
($ millions, unaudited)	3Q26	2Q26	3Q25	2026	2025
Core earnings by segment
Asia	$890	$853	$759	$2,563	$2,184
Canada	440	379	428	1,171	1,221
U.S.	356	301	332	988	887
Global Wealth and Asset Management	503	505	525	1,456	1,442
Corporate and Other	(64)	(115)	(9)	(294)	(206)
Total core earnings	$2,125	$1,923	$2,035	$5,884	$5,528
1 This is a non-GAAP financial measure. See section E3 “Non-GAAP and Other Financial Measures” below for more information.

Manulife Financial Corporation – Third Quarter 2026	9
The following table presents net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

	Quarterly Results			YTD Results
($ millions, unaudited)	3Q26	2Q26	3Q25	2026	2025
Core earnings	$2,125	$1,923	$2,035	$5,884	$5,528
Items excluded from core earnings:
Market experience gains (losses)(1)	(388)	201	(2)	(853)	(1,221)
Realized gains (losses) on debt instruments	(26)	(18)	6	(75)	(780)
Derivatives and hedge accounting ineffectiveness	(100)	(1)	(8)	(126)	(11)
Actual less expected long-term returns on public equity	(132)	421	291	(53)	300
Actual less expected long-term returns on ALDA	(153)	(266)	(289)	(661)	(736)
Other investment results	23	65	(2)	62	6
Updates to actuarial methods and assumptions that flow directly through income(2)	(175)	-	(216)	(175)	(216)
Restructuring charge	-	-	-	-	-
Amortization of acquisition-related intangible assets(3)	(18)	(16)	(6)	(52)	(6)
Reinsurance transactions, tax-related items and other(4)	(120)	2	(12)	(123)	(12)
Total items excluded from core earnings	(701)	187	(236)	(1,203)	(1,455)
Net income (loss) attributed to shareholders	$1,424	$2,110	$1,799	$4,681	$4,073
(1)Market experience was a net charge of $388 million in 3Q26, driven by lower-than-expected returns on ALDA, mainly related to private equity, real estate and farmland investments, lower-than-expected returns from public equity, a net charge from derivatives and hedge accounting ineffectiveness, and net realized losses from debt instruments which are classified as FVOCI. These were partially offset by a net gain from other investment results. Market experience was a net charge of $2 million in 3Q25, driven by lower-than-expected returns on ALDA mainly related to private equity, real estate and timber investments, as well as modest losses from derivatives and hedge accounting ineffectiveness and other investment results. These were partially offset by higher-than-expected returns on public equity and a modest net realized gain from the sale of debt instruments which are classified as FVOCI.
(2)Refer to section D2 “Actuarial Methods and Assumptions” below for detail.
(3)This item is excluded from core earnings commencing in the third quarter of 2025 (“3Q25”). See section E3 “Non-GAAP and Other Financial Measures” below for more information.
(4)The 3Q26 net charge of $120 million was mainly related to a net charge of $100 million from a partial impairment of a bancassurance asset and a gain on the sale of a Vietnam insurance subsidiary, and a GMT true-up related to 2024 of $23 million. The 3Q25 net charge of $12 million was primarily driven by the
Comvest acquisition related costs.
Net income attributed to shareholders by segment is presented in the following table.

	Quarterly Results			YTD Results
($ millions, unaudited)	3Q26	2Q26	3Q25	2026	2025
Net income (loss) attributed to shareholders by segment
Asia	$713	$1,062	$895	$2,370	$2,349
Canada	205	306	449	749	1,061
U.S.	192	153	(75)	483	(608)
Global Wealth and Asset Management	463	514	523	1,380	1,448
Corporate and Other	(149)	75	7	(301)	(177)
Total net income attributed to shareholders	$1,424	$2,110	$1,799	$4,681	$4,073
Expense efficiency ratio
We use the expense efficiency ratio to measure progress on our expense management initiatives. It reflects core expenses which are equal to total expenses1 less those expenses reported in items excluded from core earnings. Total expenses consist of general expenses, directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach (“PAA”) and for other products without a CSM.
Quarterly expense efficiency ratio
The expense efficiency ratio was 42.7% in 3Q26, compared with 43.1% in 3Q25. The 0.4 percentage point improvement in the ratio in 3Q26 compared with 3Q25 is attributed to pre-tax core earnings1 growing at a faster rate than core expenses. The impact of the increase in core expenses mainly reflects higher workforce-related costs, primarily driven by business growth, and continued strategic investments in transformational efforts, including AI-focused initiatives, partially offset by operational efficiencies.
Total general expenses increased in 3Q26 compared with 3Q25, driven by the items noted above related to the overall increase in core expenses, partially offset by a smaller increase in 3Q26 expenses reported in items excluded from core earnings compared with 3Q25. The expenses reported in items excluded from core earnings in 3Q26 were primarily from the amortization of acquisition-related intangible assets in Global WAM, and in 3Q25, were mainly related to the acquisition of
Comvest and the amortization of acquisition-related intangible assets.
1  Percentage growth/declines in APE sales and NBV are stated on a constant exchange rate basis.
2  For more information on this metric, see section E3 “Non-GAAP and Other Financial Measures” below.

Manulife Financial Corporation – Third Quarter 2026	10
Year-to-date expense efficiency ratio
The year-to-date expense efficiency ratio was 44.3% in 2026, compared with 44.8% in the same period of 2025. The 0.5 percentage point improvement in the year-to-date ratio in 2026 compared with the same period of 2025 reflects pre-tax core earnings growing at a faster rate than core expenses. The year-to-date increase in core expenses was mainly due to similar factors as noted above for 3Q26.
Total year-to-date general expenses in 2026 increased compared with the same period of 2025, driven by similar items noted
above related to the overall increase in year-to-date core expenses, and an increase in expenses reported in items excluded from core earnings. Year-to-date general expenses excluded from core earnings in 2026 included similar items noted above for
3Q26, and in 2025 included similar items noted above for 3Q25.
A2Business Performance

	Quarterly Results			YTD Results
($ millions, unless otherwise stated) (unaudited)	3Q26	2Q26	3Q25	2026	2025
Asia APE sales	$2,036	$2,071	$2,000	$6,300	$5,732
Canada APE sales	384	426	374	1,226	1,210
U.S. APE sales	206	201	202	619	553
Total APE sales(1)	2,626	2,698	2,576	8,145	7,495
Asia new business CSM(2)	725	777	712	2,304	2,090
Canada new business CSM	114	129	109	346	300
U.S. new business CSM	118	118	145	350	365
Total new business CSM(2)	957	1,024	966	3,000	2,755
Asia new business value	686	701	675	2,118	1,954
Canada new business value	159	162	159	473	500
U.S. new business value	62	66	72	189	205
Total new business value(1)	907	929	906	2,780	2,659
Asia CSM net of NCI	19,741	19,562	17,580	19,741	17,580
Canada CSM	4,351	4,509	4,490	4,351	4,490
U.S. CSM	3,220	3,188	2,649	3,220	2,649
Corporate and Other CSM	6	4	(1)	6	(1)
Total CSM net of NCI	27,318	27,263	24,718	27,318	24,718
Post-tax CSM net of NCI(3)	22,701	22,667	20,537	22,701	20,537
Global WAM gross flows ($ billions)(1)	56.1	58.8	47.3	170.8	141.4
Global WAM net flows ($ billions)(1)	(3.6)	0.5	(6.2)	(7.5)	(4.8)
Global WAM assets under management and administration ($ billions)(3)	1,197.5	1,217.3	1,098.0	1,197.5	1,098.0
Global WAM total invested assets ($ billions)	10.8	11.5	11.0	10.8	11.0
Global WAM segregated funds net assets ($ billions)	335.8	342.2	314.3	335.8	314.3
Total assets under management and administration ($ billions)(3),(4)	1,825.5	1,847.2	1,694.6	1,825.5	1,694.6
Total invested assets ($ billions)(4)	486.1	485.8	459.0	486.1	459.0
Segregated funds net assets ($ billions)(4)	488.4	497.9	462.9	488.4	462.9
(1)For more information on this metric, see section E3 “Non-GAAP and Other Financial Measures” below.
(2)New business CSM is net of NCI.
(3)This item is a non-GAAP financial measure. See section E3 “Non-GAAP and Other Financial Measures” below for more information.
(4)See section A4 below for more information.
Annualized premium equivalent (“APE”) sales were $2.6 billion in 3Q26, in line1 with 3Q25, new business CSM was $957 million in 3Q26, a decrease of 2% compared with 3Q25 and new business value (“NBV”) was $907 million in 3Q26, in line1 with 3Q25. New business results by segment were as follows:
•Asia APE sales, new business CSM and NBV were broadly in line with 3Q25, as lower sales in the Chinese Mainland were offset by the strong sales growth in Hong Kong and Japan. NBV margin2 was 35.3% in 3Q26 compared with 39.0%
in 3Q25.
•Canada APE sales increased 3% compared with 3Q25 and NBV was in line with 3Q25, largely driven by higher Individual
Insurance sales, partially offset by lower Group Insurance sales. New business CSM increased 5% compared with 3Q25, reflecting higher sales volumes in Individual Insurance and higher margins in Annuities, partially offset by lower margins in
Individual Insurance.
•U.S. APE sales were in line with 3Q25, while changes in product mix resulted in a decrease in new business CSM and
NBV of 20% and 13%, respectively.
1  Percentage growth / decline in our CSM net of NCI balance from organic CSM movement is stated on a constant exchange rate basis and is a non-GAAP ratio.
This percentage is calculated as the annualized year-to-date change in organic CSM net of NCI divided by the December 31, 2025 CSM net of NCI balance.
See section E3 “Non-GAAP and Other Financial Measures” below for more information.

Manulife Financial Corporation – Third Quarter 2026	11
Year-to-date APE sales were $8.1 billion in 2026, an increase of 9% compared with the same period of 2025, year-to-date new business CSM was $3.0 billion in 2026, an increase of 9% compared with the same period of 2025 and year-to-date
NBV was $2.8 billion in 2026, an increase of 5% compared with the same period of 2025. New business results by segment were as follows:
•Asia year-to-date APE sales, new business CSM and NBV increased 10%, 11% and 9%, respectively, in 2026 compared with the same period of 2025, primarily driven by growth in Hong Kong, Japan and Singapore, partially offset by a decline in the Chinese Mainland. Year-to-date NBV margin was 36.6% in 2026 compared with 39.0% in the same period of 2025.
•Canada year-to-date APE sales in 2026 were in line with the same period of 2025, with growth in participating life insurance sales and a large sale in affinity markets offset by lower sales across all group benefits markets. Year-to-date new business CSM increased 15% compared with the same period of 2025, primarily reflecting higher sales in Individual
Insurance and higher margins in Annuities, partially offset by lower margins in Individual Insurance. Year-to-date NBV decreased 5%, compared with the same period in 2025 mainly due to lower margins and sales in Group Insurance, partially offset by higher sales in Individual Insurance and higher margins in Annuities.
•U.S. year-to-date APE sales increased 13% in 2026 compared with the same period of 2025, supported by product enhancements and distribution expansion. Year-to-date new business CSM and NBV decreased 3% and 6%, respectively, compared with the same period of 2025, due to product mix, partially offset by higher sales.
CSM net of NCI was $27,318 million as at September 30, 2026, an increase of $2,349 million compared with December 31,
2025. Organic CSM movement was an increase of $1,622 million for the nine months ended September 30, 2026, representing a 9% annualized growth in our CSM net of NCI balance1, primarily driven by the impact of new business, interest accretion, and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic
CSM movement was an increase of $727 million for the nine months ended September 30, 2026, driven by the favourable impacts of changes in foreign currency exchange rates, partially offset by the net unfavourable impact of markets.
Global WAM reported net outflows were $3.6 billion in 3Q26 compared with net outflows of $6.2 billion in 3Q25. By business line, the results were:
•Retirement net outflows were $4.9 billion in 3Q26 compared with net outflows of $1.6 billion in 3Q25. The variance is attributable to higher retirement plan redemptions in the U.S., higher net member withdrawals reflecting higher account balances from market growth across all regions, and lower new plan sales in Canada.
•Retail net flows were neutral in 3Q26 compared with net outflows of $3.9 billion in 3Q25. The variance is primarily driven by higher net flows through our retail wealth business and third-party intermediaries in Canada, and higher net flows in the
Chinese Mainland, partially offset by lower net flows through third-party intermediaries in the U.S.
•Institutional Asset Management net inflows were $1.4 billion in 3Q26 compared with net outflows of $0.7 billion in 3Q25.
The variance reflects higher net flows from fixed income mandates, private credit mandates in the Manulife | Comvest
business, equity and infrastructure mandates, partially offset by lower net flows from money market mandates in the
Chinese Mainland and from Manulife | CQS products.
Year-to-date net outflows were $7.5 billion in 2026, compared with net outflows of $4.8 billion in the same period of 2025. The increase in year-to-date net outflows was primarily driven by higher net outflows in Retirement, due to higher net member withdrawals across all regions, and higher plan redemptions and a large-case plan sponsor sale from the second quarter of
2025 (“2Q25”) in the U.S., as well as higher net outflows in Retail, due to lower net flows in active funds through third-party intermediaries in North America, partially offset by higher net flows through our retail wealth business and from the Chinese
Mainland. The higher net outflows were partially offset by the increase in net inflows in Institutional Asset Management,
primarily driven by higher net flows from private credit mandates in the Manulife | Comvest business, fixed income mandates
and infrastructure mandates.
A3Financial Strength

	Quarterly Results			YTD Results
(unaudited)	3Q26	2Q26	3Q25	2026	2025
MLI’s LICAT ratio(1)	136%	136%	138%	136%	138%
Financial leverage ratio(2)	23.0%	22.2%	22.7%	23.0%	22.7%
Consolidated capital ($ billions)(3)	$88.6	$86.8	$81.9	$88.6	$81.9
Book value per common share ($)	$28.06	$27.48	$26.07	$28.06	$26.07
Adjusted book value per common share ($)(2)	$41.78	$41.12	$38.22	$41.78	$38.22
(1)This item is disclosed under the Office of the Superintendent of Financial Institutions (“OSFI”) Life Insurance Capital Adequacy Test Public Disclosure
Requirements guideline.
(2)This item is a non-GAAP ratio. See section E3 “Non-GAAP and Other Financial Measures” below for more information.
(3)This item is a capital management measure. For more information on this metric, see section E3 “Non-GAAP and Other Financial Measures” below.
1  The issuance of  US$0.75 billion subordinated notes in 3Q26.
2 This item is a non-GAAP financial measure. See section E3 “Non-GAAP and Other Financial Measures” below for more information.
3  The issuance of $0.5 billion Singapore dollar subordinated notes in the second quarter of 2026 (“2Q26”) and US$0.75 billion subordinated notes in 3Q26.
4  Includes cash and cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares. Included in this balance is $19.9 billion of encumbered cash and cash equivalents and marketable securities as at
September 30, 2026 (December 31, 2025 - $17.3 billion).

Manulife Financial Corporation – Third Quarter 2026	12
The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at
September 30, 2026 was 136% compared with 136% as at June 30, 2026. The ratio reflects the positive impact of earnings, offset by dividends and common share buybacks.
MFC’s LICAT ratio was 127% as at September 30, 2026 compared with 126% as at June 30, 2026, driven by similar factors that impacted the movement in MLI’s LICAT ratio, as well as the issuance of subordinated debt1. The difference between the
MLI and MFC ratios as at September 30, 2026 was largely due to the $6.5 billion of MFC senior debt outstanding that does not qualify as available capital for MFC, but based on the form in which it was down-streamed, it qualifies as regulatory capital for
MLI.
MFC’s financial leverage ratio as at September 30, 2026 was 23.0%, an increase of 0.8 percentage points from 22.2% as at
June 30, 2026. The increase was driven by the issuance of subordinated debt1, partially offset by an increase in total equity.
The increase in total equity was driven mainly by total comprehensive income, partially offset by dividends and common share buybacks.
MFC’s consolidated capital was $88.6 billion as at September 30, 2026, an increase of $7.0 billion compared with $81.6 billion as at December 31, 2025. The growth was driven by an increase in total equity, higher post-tax CSM2, and the issuances of subordinated debt3. The increase in total equity was driven mainly by total comprehensive income, including the favourable impact of a weaker Canadian dollar against most foreign currencies, partially offset by dividends and common share buybacks.
Cash and cash equivalents and marketable securities4 were $292.9 billion as at September 30, 2026 compared with
$276.0 billion as at December 31, 2025. The increase of $16.9 billion was primarily driven by the impact of changes in foreign exchange rates and higher equity markets, partially offset by the impact of higher interest rates.
Book value per common share as at September 30, 2026 was $28.06, an 8% increase compared with $25.91 as at
December 31, 2025. The number of common shares outstanding was 1,654 million as at September 30, 2026, a net decrease of 23 million shares from December 31, 2025, primarily reflecting common share buybacks. On February 19, 2026, following approvals from OSFI and the Toronto Stock Exchange, we announced a new Normal Course Issuer Bid (“2026 NCIB”) to purchase for cancellation up to 42 million shares, representing approximately 2.5% of outstanding common shares. During the nine months ended September 30, 2026, we purchased for cancellation 24.0 million shares for $1,313 million pre-tax under this 2026 NCIB and an additional 2.8 million shares for $143 million pre-tax under a previous NCIB that was completed on
January 22, 2026.
Adjusted book value per common share as at September 30, 2026 was $41.78, a 9% increase compared with $38.27 as at
December 31, 2025, driven by an increase in the adjusted book value2 and a lower number of common shares outstanding.
Adjusted book value increased $4.9 billion due to higher total common shareholders’ equity and post-tax CSM, net of NCI. The increase in total common shareholders’ equity reflects total comprehensive income attributed to common shareholders, including the favourable impact of a weaker Canadian dollar against most foreign currencies, partially offset by common share dividends and common share buybacks.
A4Assets under Management and Administration (“AUMA”)
AUMA as at September 30, 2026 was $1.8 trillion, an increase of 4% compared with December 31, 2025, primarily due to the favourable impact of equity markets and business growth.
Total invested assets increased 6% compared with December 31, 2025 on an actual exchange rate basis, primarily due to business growth. Segregated funds net assets increased 6% compared with December 31, 2025 on an actual exchange rate basis, primarily due to the impact of equity markets.
A5Impact of Foreign Currency Exchange Rates
Changes in foreign currency exchange rates from 3Q25 to 3Q26 increased core earnings by $13 million in 3Q26, primarily due to a weaker Canadian dollar relative to the U.S. dollar. Changes in foreign currency exchange rates decreased year-to-date core earnings by $72 million in 2026 compared with the same period of 2025, primarily due to a stronger Canadian dollar relative to the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.
1  The largest fundraise in the history of Comvest Credit Partners, including prior to its combination with Manulife.
2  AHA Healthcare Technology HK Limited.

Manulife Financial Corporation – Third Quarter 2026	13
A6Business Highlights
We are expanding customer access to wealth solutions through product enhancements and expansion
In Canada, we expanded our segregated fund lineup by adding eight new funds and broadened access to eleven existing funds. The enhanced suite increases investment choice and flexibility for customers and advisors, helping Canadians diversify their portfolios, build long-term wealth, and pursue their evolving financial goals.
In Global WAM, we raised US$5.4 billion of capital through the close of Comvest Credit Partners VII. This marked Manulife |
Comvest’s largest fundraise in the history of Comvest’s private credit platform1 attracting commitments from both existing and new institutional investors and expanding the platform’s global investor relationships.
In the U.S., we broadened our ability to meet a wider range of customer protection and long-term planning needs through enhancements to our indexed universal life and survivorship indexed universal life solutions, and the introduction of three differentiated term life insurance solutions. Together, these enhancements and new offerings expand our protection portfolio and provide financial professionals with greater choice and flexibility to address evolving customer needs.
We are scaling and advancing solutions as an AI-powered organization while further enhancing AI governance and responsible use
We expanded our strategic partnership with Microsoft through a new five-year agreement. The agreement includes extending
Microsoft 365 Copilot to more than 30,000 employees to further enable productivity and innovation, as well as deploying
Microsoft Agent 365 to strengthen enterprise AI governance and drive AI solutions at enterprise scale.
In Asia, we continued to extend proven AI-enabled advisory capabilities into new markets, bringing these capabilities to the
Chinese Mainland and Malaysia to help agents analyze customer and family coverage, identify protection gaps across life, health, and investment goals, recognize life-event triggers, and prepare for customer meetings. In Malaysia, the tool also generates personalized talking points, including needs-based analysis questions, and recommends next steps linked to customers' financial planning goals.
In Global WAM, we completed the rollout of an AI-enabled advisor engagement platform to all external wholesalers and investment specialists across North America Retail, identifying four times more product opportunities and capturing richer advisor insights. The platform also improved productivity through automated documentation, reducing meeting administration and follow-up activities, saving approximately 30 minutes per session.
In the U.S., we scaled our Quick Quote underwriting support tool to automate more than 70% of preliminary assessments, up from nearly 50% in the first quarter of 2026, rapidly expanding our proven AI-enabled underwriting capability to reduce average turnaround time and optimize our utilization of underwriting expertise.
We are advancing our health and longevity leadership through innovative strategic partnerships, expanded wellness offerings and simpler access to healthcare
In Asia, we signed a Memorandum of Understanding (“MOU”) with Ant Health2, setting out a collaboration framework covering health management services, cross-boundary healthcare support, digital health capabilities and insurance technology. In
October, we launched the first initiative under the MOU, offering cashless direct billing through Alipay for eligible customers at participating healthcare providers in the Chinese Mainland, making healthcare access easier.
In Canada, we began offering AI-enabled virtual physiotherapy in partnership with Sword®, a global AI health company, to eligible Group Benefits members on disability with musculoskeletal conditions. This initiative helps address barriers to care through convenient, personalized support from licensed Canadian clinicians while supporting faster recovery and return-to-
work outcomes.
In the U.S., we strengthened our leadership in longevity and differentiated behavioural insurance by expanding the health and wellness offerings available through John Hancock Vitality, including Prenuvo’s advanced heart health scan and ŌURA’s latest smart ring, providing customers access to additional tools and insights to help them live longer, healthier, better lives.

Manulife Financial Corporation – Third Quarter 2026	14
A7Other Information
The following table presents information on the change in the ECL for the reporting period.

($ millions, unaudited)	Quarterly Results			YTD Results
	3Q26	2Q26	3Q25	2026	2025
Change in ECL
Net new originations and purchases	$(11)	$(11)	$(3)	$(39)	$(17)
Changes to risk, parameters and models
Credit migration	(25)	(37)	5	(83)	(75)
Parameter and model updates, and other	(5)	47	42	41	(12)
Total (increase) recovery in ECL, pre-tax	$(41)	$(1)	$44	$(81)	$(104)
Total (increase) recovery in ECL, post-tax	$(34)	$(1)	$35	$(67)	$(86)
The increase in the ECL provision of $34 million in 3Q26 was in line with our expectations. The reduction in the ECL provision of $35 million in 3Q25 was primarily related to parameter and model updates, reflecting the favourable macroeconomic impact of strong equity market growth.
The year-to-date increase in the ECL provision of $67 million post-tax in 2026 was due to credit migration and the impact of net new originations, partially offset by positive parameter and model updates from the favourable macroeconomic impact of 2026 equity market growth. The year-to-date increase in the provision of $86 million post-tax in the same period of 2025 was driven by credit migration of certain below-investment grade loan investments in the U.S.

Manulife Financial Corporation – Third Quarter 2026	15
BPERFORMANCE BY SEGMENT
B1Asia

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	3Q26	2Q26	3Q25	2026	2025
Profitability:
Net income attributed to shareholders	$713	$1,062	$895	$2,370	$2,349
Core earnings(1)	890	853	759	2,563	2,184
Business performance:
APE sales	2,036	2,071	2,000	6,300	5,732
New business CSM	725	777	712	2,304	2,090
NBV	686	701	675	2,118	1,954
CSM net of NCI	19,741	19,562	17,580	19,741	17,580
Assets under management ($ billions)(2)	243.0	239.1	216.0	243.0	216.0
Total invested assets ($ billions)	206.6	203.1	184.3	206.6	184.3
Segregated funds net assets ($ billions)	36.4	36.0	31.6	36.4	31.6

U.S. dollars
Profitability:
Net income attributed to shareholders	US$510	US$768	US$649	US$1,711	US$1,684
Core earnings(1)	635	616	550	1,849	1,562
Business performance:
APE sales	1,455	1,496	1,452	4,550	4,097
New business CSM	518	561	516	1,664	1,494
NBV	491	506	490	1,530	1,398
CSM net of NCI	13,911	13,788	12,634	13,911	12,634
Assets under management ($ billions)(2)	171.2	168.5	155.2	171.2	155.2
Total invested assets ($ billions)	145.5	143.2	132.5	145.5	132.5
Segregated funds net assets ($ billions)	25.7	25.4	22.7	25.7	22.7
(1)See section E3 “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See section E3 “Non-GAAP and Other Financial Measures” below for more information.
Asia’s net income attributed to shareholders was $713 million in 3Q26 compared with $895 million in 3Q25. Net income attributed to shareholders is comprised of core earnings, which were $890 million in 3Q26 compared with $759 million in
3Q25, and items excluded from core earnings, which amounted to a net charge of $177 million in 3Q26 compared with a net gain of $136 million in 3Q25. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The change in core earnings expressed in Canadian dollars was due to the factors described below. In addition, the change in core earnings reflects a net $1 million favourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$510 million in 3Q26 compared with US$649 million in 3Q25. Core earnings were US$635 million in 3Q26 compared with US$550 million in 3Q25, and items excluded from core earnings were a net charge of US$125 million in 3Q26 compared with a net gain of US$99 million in 3Q25.
Core earnings in 3Q26 increased 17% compared with 3Q25, driven by an increase in expected earnings on insurance contracts and higher expected investment earnings, reflecting business growth, improved impact of new business and improved claims experience, partially offset by an increase in the ECL provision in 3Q26 compared with a release in 3Q25.
The increase in expected earnings on insurance contracts also reflects the net positive impact of 3Q26 updates to actuarial methods and assumptions.
Year-to-date net income attributed to shareholders was US$1,711 million in 2026 compared with US$1,684 million in the same period of 2025. Year-to-date core earnings were US$1,849 million in 2026, an increase of 20% compared with US$1,562 million in 2025, mainly due to an increase in expected earnings on insurance contracts and higher expected investment earnings, reflecting business growth, partially offset by less favourable insurance experience. The increase in expected earnings on insurance contracts also reflects the net positive impacts of 3Q25 and 3Q26 updates to actuarial methods and assumptions. Items excluded from year-to-date core earnings were a net charge of US$138 million in 2026 compared with a net gain of US$122 million in the same period of 2025. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders. Expressed in
Canadian dollars, year-to-date core earnings reflect a net $52 million unfavourable impact of changes in various foreign currency exchange rates versus the Canadian dollar.
APE sales were US$1,455 million in 3Q26, in line with 3Q25, as lower sales in the Chinese Mainland were offset by growth in
Hong Kong and Japan. Chinese Mainland APE sales decreased US$265 million or 71% compared with strong sales in 3Q25,
1  AHA Healthcare Technology HK Limited.

Manulife Financial Corporation – Third Quarter 2026	16
reflecting lower sales of participating savings products in the bancassurance and agency channels. Hong Kong APE sales increased US$240 million or 45%, primarily from higher sales of savings products in both the bancassurance and broker channels. Japan APE sales increased US$29 million or 39%, driven by growth in investment-linked and wealth accumulation products in the broker and agency channels. Year-to-date APE sales in Asia were US$4,550 million in 2026, an increase of
US$453 million or 10% compared with the same period of 2025, reflecting higher sales in Hong Kong across all channels, as well as higher sales in the broker and agency channels in Japan, and higher sales in Singapore across all channels, partially offset by lower sales in the bancassurance and agency channels in the Chinese Mainland.
New business CSM was US$518 million in 3Q26, in line with 3Q25, as growth in Hong Kong and Japan was offset by a decline in the Chinese Mainland and Singapore. Hong Kong new business CSM increased US$66 million or 32%, supported by higher sales volumes, partially offset by product mix. Japan new business CSM increased US$19 million or 47%, primarily attributable to higher sales volumes. Chinese Mainland new business CSM decreased US$50 million or 64%, driven by lower sales volumes, partially offset by product mix. Singapore new business CSM decreased US$21 million or 17%, primarily driven by product mix. Asia’s year-to-date new business CSM of US$1,664 million in 2026 increased 11% compared with the same period of 2025, primarily attributable to higher sales volumes.
NBV was US$491 million in 3Q26, in line with 3Q25, as growth in Hong Kong and Japan was offset by a decline in the
Chinese Mainland and Singapore. NBV margin was 35.3% in 3Q26 compared with 39.0% in 3Q25. Hong Kong NBV increased
US$37 million or 14%, supported by higher sales volumes, partially offset by product mix. Japan NBV increased US$25 million or 89%, primarily attributable to higher sales volumes. Chinese Mainland NBV decreased US$42 million or 70%, reflecting lower sales volumes, partially offset by product mix. Singapore NBV decreased US$13 million or 12%, primarily driven by product mix. Asia’s year-to-date NBV of US$1,530 million in 2026, increased 9% compared with the same period of 2025, primarily driven by higher sales volumes.
CSM net of NCI was US$13,911 million as at September 30, 2026, an increase of US$960 million compared with December
31, 2025. Organic CSM movement was an increase of US$894 million for the nine months ended September 30, 2026, representing a 9% annualized growth in our CSM net of NCI balance, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of US$66 million for the nine months ended September 30, 2026, largely due to the net impact of 3Q26 updates to actuarial methods and assumptions that adjust the CSM, as well as the weakening of the U.S. Dollar against certain Asian currencies, partially offset by the net unfavourable impact of markets.
Assets under management were US$171.2 billion as at September 30, 2026, an increase of 7% compared with December
31, 2025, driven by the impact of business growth and favourable year-to-date equity market performance on invested assets and segregated funds net assets, partially offset by the impact of higher interest rates.
Business highlights – In 3Q26, we:
•Signed a Memorandum of Understanding (“MOU”) with Ant Health1, setting out a collaboration framework covering health management services, cross-boundary healthcare support, digital health capabilities and insurance technology. In
October, we launched the first initiative under the MOU, offering cashless direct billing through Alipay for eligible customers at participating healthcare providers in the Chinese Mainland, making healthcare access easier;
•Advanced our longevity movement in Singapore by hosting the first ManulifeMOVE Carnival, building on last year's inaugural Longevity Symposium. The event brought together approximately 3,000 customers, partners and distributors to promote longevity preparedness through expert-led discussions and well-being activities. We also partnered with
Singapore’s Breast Cancer Foundation and Parkway Radiology to offer free breast cancer screening for women of all ages, helping close access gaps for younger women and underserved groups and supporting early detection; and
•Continued to extend proven AI-enabled advisory capabilities into new markets, bringing these capabilities to the Chinese
Mainland and Malaysia to help agents analyze customer and family coverage, identify protection gaps across life, health, and investment goals, recognize life-event triggers, and prepare for customer meetings. In Malaysia, the tool also generates personalized talking points, including needs-based analysis questions, and recommends next steps linked to customers' financial planning goals.

Manulife Financial Corporation – Third Quarter 2026	17
B2Canada

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q26	2Q26	3Q25	2026	2025
Profitability:
Net income attributed to shareholders	$205	$306	$449	$749	$1,061
Core earnings(1)	440	379	428	1,171	1,221
Business performance:
APE sales	384	426	374	1,226	1,210
CSM	4,351	4,509	4,490	4,351	4,490
Manulife Bank average net lending assets ($ billions)(2)	32.2	31.1	28.6	31.3	27.9
Assets under management ($ billions)	154.7	156.8	152.6	154.7	152.6
Total invested assets ($ billions)	116.9	118.4	114.0	116.9	114.0
Segregated funds net assets ($ billions)	37.9	38.4	38.7	37.9	38.7
(1)See section E3 “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See section E3 “Non-GAAP and Other Financial Measures” below for more information.
Canada’s net income attributed to shareholders was $205 million in 3Q26 compared with $449 million in 3Q25. Net income attributed to shareholders is comprised of core earnings, which were $440 million in 3Q26 compared with $428 million in
3Q25, and items excluded from core earnings, which amounted to a net charge of $235 million in 3Q26 compared with a net gain of $21 million in 3Q25. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings in 3Q26 increased $12 million or 3% compared with 3Q25, reflecting more favourable claims experience in
Individual Insurance, higher Manulife Bank earnings, and higher expected investment earnings. This was partially offset by unfavourable claims experience in Group Insurance compared with favourable experience in 3Q25, and an increase in the
ECL provision in 3Q26 compared with a release in 3Q25.
Year-to-date net income attributed to shareholders was $749 million in 2026 compared with $1,061 million in the same period of 2025. Year-to-date core earnings were $1,171 million in 2026 compared with $1,221 million in the same period of 2025.
Year-to-date core earnings decreased $50 million or 4%, driven by unfavourable insurance experience in Group Insurance in
2026 compared with favourable experience in the same period of 2025. The variance in insurance experience was largely driven by higher claims, along with higher expenses to support the growing business and transformational investment to elevate customer experience. This was partially offset by higher expected investment earnings, favourable insurance experience in Individual Insurance compared with unfavourable experience in the same period of 2025, and an ECL provision release in 2026 compared with an increase in the provision in the same period of 2025. Year-to-date core earnings also included the net favourable impact of 3Q25 updates to actuarial methods and assumptions. Items excluded from year-to-date core earnings were a net charge of $422 million in 2026 compared with a net charge of $160 million for the same period of
2025. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
APE sales of $384 million in 3Q26 increased $10 million, or 3%, compared with 3Q25.
•Individual Insurance APE sales of $209 million increased $48 million or 30%, reflecting a large sale in affinity markets and higher participating life insurance sales.
•Group Insurance APE sales of $112 million decreased $43 million or 28%, due to lower sales across all group benefits markets.
•Annuities APE sales of $63 million increased $5 million or 9%, due to higher segregated fund sales.
Year-to-date APE sales were $1,226 million in 2026, in line with the same period of 2025, with growth in participating life insurance sales and a large sale in affinity markets offset by lower sales across all group benefits markets.
CSM was $4,351 million as at September 30, 2026, a decrease of $108 million compared with December 31, 2025. Organic
CSM movement was an increase of $27 million for the nine months ended September 30, 2026, representing 1% annualized growth in our CSM balance, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and net unfavourable insurance experience. Inorganic CSM movement was a decrease of $135 million for the nine months ended September 30, 2026, primarily reflecting the net unfavourable impact of markets, partially offset by the net impact of 3Q26 updates to actuarial methods and assumptions that adjust the CSM.
Manulife Bank average net lending assets were $32.2 billion for the quarter ending September 30, 2026, up $2.7 billion, or
9%, compared with the quarter ending December 31, 2025, primarily due to growth in residential lending.
Assets under management were $154.7 billion as at September 30, 2026, an increase of $2.0 billion, or 1%, compared with
December 31, 2025, driven by the net favourable impact of markets, and business growth in total invested assets, partially offset by net outflows in segregated funds net assets.
Business highlights – In 3Q26, we:
•Expanded our segregated fund lineup by adding eight new funds and broadened access to eleven existing funds. The enhanced suite increases investment choice and flexibility for customers and advisors, helping Canadians diversify their portfolios, build long-term wealth, and pursue their evolving financial goals;

Manulife Financial Corporation – Third Quarter 2026	18
•Began offering AI-enabled virtual physiotherapy in partnership with Sword®, a global AI health company, to eligible Group
Benefits members on disability with musculoskeletal conditions. This initiative helps address barriers to care through convenient, personalized support from licensed Canadian clinicians while supporting faster recovery and return-to-work outcomes; and
•Became the first insurer in Canada to offer travel insurance quotes in ChatGPT, expanding our digital distribution by reaching customers earlier on a platform they already use to research and make travel decisions.
B3U.S.

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	3Q26	2Q26	3Q25	2026	2025
Profitability:
Net income (loss) attributed to shareholders	$192	$153	$(75)	$483	$(608)
Core earnings(1)	356	301	332	988	887
Business performance:
APE sales	206	201	202	619	553
CSM	3,220	3,188	2,649	3,220	2,649
Assets under management ($ billions)	200.8	208.4	203.0	200.8	203.0
Total invested assets ($ billions)	122.4	127.1	124.7	122.4	124.7
Segregated funds invested net assets ($ billions)	78.4	81.3	78.3	78.4	78.3

U.S. dollars
Profitability:
Net income (loss) attributed to shareholders	US$137	US$110	US$(54)	US$348	US$(425)
Core earnings(1)	254	218	241	713	633
Business performance:
APE sales	147	145	146	447	396
CSM	2,268	2,247	1,904	2,268	1,904
Assets under management ($ billions)	141.4	146.9	145.9	141.4	145.9
Total invested assets ($ billions)	86.2	89.6	89.6	86.2	89.6
Segregated funds invested net assets ($ billions)	55.2	57.3	56.3	55.2	56.3
(1)See section E3 “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
U.S.’s net income attributed to shareholders was $192 million in 3Q26 compared with a net loss attributed to shareholders of $75 million in 3Q25. Net income (loss) attributed to shareholders is comprised of core earnings, which were $356 million in
3Q26 compared with $332 million in 3Q25, and items excluded from core earnings, which amounted to a net charge of $164 million in 3Q26 compared with a net charge of $407 million in 3Q25. See section E3 “Non-GAAP and Other Financial
Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1
“Profitability” above, for explanations of the items excluded from core earnings. The change in core earnings expressed in
Canadian dollars was due to the factors described below. In addition, the change in core earnings reflected a $6 million favourable impact from the strengthening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, the net income attributed to shareholders was US$137 million in 3Q26 compared with a net loss attributed to shareholders of US$54 million in 3Q25. Core earnings were US$254 million in 3Q26 compared with US$241 million in 3Q25 and items excluded from core earnings were a net charge of US$117 million in 3Q26 compared with a net charge of US$295 million in 3Q25.
Core earnings in 3Q26 increased US$13 million or 5% compared with 3Q25, reflecting favourable life insurance claims experience in 3Q26 compared with unfavourable experience in 3Q25, an increase in expected earnings on insurance contracts, reflecting business growth, and more favourable tax items. The increase was partially offset by an increase in the
ECL provision in 3Q26 compared with a release in 3Q25, unfavourable lapse experience in 3Q26 compared with favourable experience in 3Q25, and lower expected investment earnings. Investment income on allocated capital also increased core earnings by US$6 million on a pre-tax basis compared with 3Q25. Included in the 3Q26 insurance experience was the net positive impact of 3Q26 updates to actuarial methods and assumptions.
Year-to-date net income attributed to shareholders was US$348 million in 2026 compared with year-to-date net loss attributed to shareholders of US$425 million in the same period of 2025. Year-to-date core earnings were US$713 million in 2026 compared with US$633 million in the same period of 2025. Year-to-date core earnings increased US$80 million mainly due to favourable life and long-term care (“LTC”) claims experience in 2026 compared with unfavourable experience in the same period of 2025 and an increase in expected earnings on insurance contracts, partially offset by lower expected investment earnings and unfavourable lapse experience in 2026 compared with favourable experience in the same period of 2025.
Investment income on allocated capital also increased year-to-date core earnings by US$19 million on a pre-tax basis in 2026 compared with 2025. Included in the 3Q26 insurance experience was the net positive impact of 3Q26 updates to actuarial methods and assumptions. Items excluded from year-to-date core earnings were a net charge of US$365 million in 2026 compared with a net charge of US$1,058 million for the same period of 2025. See section E3 “Non-GAAP and Other Financial
Measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
1  IFRS reserves figure of C$3.2 billion at 80% quota share and based on June 30, 2026 position using an exchange rate of US$1.00 to C$1.41875. IFRS reserves reflect IFRS 17 current estimate of present value of future cash flows + risk adjustment + contractual service margin.
2  The effective date of the reinsurance is July 1, 2026. The financial impact of the transaction will be reflected in our Q4 2026 results. The impact of a change in reserves will be reported through the contractual service margin, net income attributed to shareholders, and other comprehensive income attributed to shareholders. The cumulative reduction in LTC morbidity sensitivity across all three transactions is as of the respective announcements. The sensitivity for this transaction is based on June 30, 2026 position. See section E4 “Caution Regarding Forward-Looking Statements” below.

Manulife Financial Corporation – Third Quarter 2026	19
Expressed in Canadian dollars, year-to-date core earnings reflected a $9 million unfavourable impact from the weakening of the U.S. dollar compared with the Canadian dollar.
APE sales of US$147 million in 3Q26 were in line with 3Q25. Year-to-date APE sales in 2026 of US$447 million increased
13% compared with the same period of 2025, supported by product enhancements and distribution expansion.
CSM was US$2,268 million as at September 30, 2026, an increase of US$255 million compared with December 31, 2025.
Organic CSM movement was an increase of US$255 million for the nine months ended September 30, 2026, representing
17% annualized growth in our CSM balance, driven by the impact of new business, net favourable insurance experience and interest accretion, partially offset by amortization recognized in core earnings. The net favourable insurance experience was mainly due to LTC experience. Inorganic CSM movement was nil for the nine months ended September 30, 2026, as the net impact of 3Q26 updates to actuarial methods and assumptions that adjust the CSM was offset by the net favourable impact of markets and reinsurance transactions.
Assets under management were US$141.4 billion as at September 30, 2026, a decrease of 3% or US$4.4 billion compared with December 31, 2025. The decrease was largely driven by the impact of interest rates on total invested assets.
Business highlights – In 3Q26, we:
~~•~~Broadened our ability to meet a wider range of customer protection and long-term planning needs through enhancements to our indexed universal life and survivorship indexed universal life solutions, and the introduction of three differentiated term life insurance solutions. Together, these enhancements and new offerings expand our protection portfolio and provide financial professionals with greater choice and flexibility to address evolving customer needs;
•Scaled our Quick Quote underwriting support tool to automate more than 70% of preliminary assessments, up from nearly
50% in the first quarter of 2026, rapidly expanding our proven AI-enabled underwriting capability to reduce average turnaround time and optimize our utilization of underwriting expertise;
•Strengthened our leadership in longevity and differentiated behavioural insurance by expanding the health and wellness offerings available through John Hancock Vitality, including Prenuvo’s advanced heart health scan and ŌURA’s latest smart ring, providing customers access to additional tools and insights to help them live longer, healthier, better lives; and
•Entered into an agreement with Munich American Reassurance Company to reinsure the biometric risk on a block of long-
term care (“LTC”) policies with US$2.3 billion of reserves.1 The transaction, which closed on October 1, 2026, marks our third LTC reinsurance transaction in under three years and first on a standalone LTC block, cumulatively reducing LTC morbidity sensitivity by 24% and further strengthening our risk profile.2
B4Global Wealth and Asset Management

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q26	2Q26	3Q25	2026	2025
Profitability:
Net income attributed to shareholders	$463	$514	$523	$1,380	$1,448
Core earnings(1)	503	505	525	1,456	1,442
Core EBITDA(2)	677	693	672	1,993	1,903
Core EBITDA margin (%)(3)	29.6%	31.2%	30.9%	30.0%	29.8%
Business performance:
Sales
Wealth and asset management gross flows	56,060	58,748	47,326	170,840	141,431
Wealth and asset management net flows	(3,582)	411	(6,224)	(7,529)	(4,789)
Assets under management and administration ($ billions)	1,197.5	1,217.3	1,098.0	1,197.5	1,098.0
Total invested assets ($ billions)	10.8	11.5	11.0	10.8	11.0
Segregated funds net assets ($ billions)	335.8	342.2	314.3	335.8	314.3
Global WAM managed AUMA ($ billions)(2)	1,434.9	1,461.4	1,331.7	1,434.9	1,331.7
Average assets under management and administration ($ billions)	1,198.1	1,161.6	1,065.8	1,158.4	1,038.0
(1)See section E3 “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See section E3 “Non-GAAP and Other Financial Measures” below for more information.
(3)This item is a non-GAAP ratio. See section E3 “Non-GAAP and Other Financial Measures” below for more information.
Global WAM’s net income attributed to shareholders was $463 million in 3Q26 compared with $523 million in 3Q25. Net income attributed to shareholders is comprised of core earnings, which were $503 million in 3Q26 compared with $525 million in 3Q25, and items excluded from core earnings, which amounted to a net charge of $40 million in 3Q26 compared with a net charge of $2 million in 3Q25. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
1 The largest fundraise in the history of Comvest Credit Partners, including prior to its combination with Manulife.

Manulife Financial Corporation – Third Quarter 2026	20
Core earnings decreased $22 million, or 5% compared with 3Q25, driven by the impact of the eMPF transition in Hong Kong, higher workforce-related expenses and investment in business growth, favourable tax true-ups in 3Q25, and lower performance fees in Institutional Asset Management. This decrease was partially offset by an increase in net fee income from higher average AUMA, mainly reflecting the favourable impact of markets over the past 12 months and contributions from the
Manulife | Comvest business.
Core EBITDA was $677 million in 3Q26, in line with 3Q25, driven by similar factors as noted above. Core EBITDA margin was
29.6% in 3Q26, a decrease of 130 basis points compared with 3Q25, primarily driven by the impact from the eMPF transition in Hong Kong. See section E3 “Non-GAAP and Other Financial Measures” below, for more information on core EBITDA and core EBITDA margin.
Year-to-date net income attributed to shareholders was $1,380 million in 2026 compared with $1,448 million in the same period of 2025, and year-to-date core earnings were $1,456 million in 2026 compared with $1,442 million in the same period of 2025.
The increase in year-to-date core earnings of $14 million or 2% was mainly driven by an increase in net fee income from higher average AUMA, mainly due to the favourable impact of markets over the past 12 months, and contributions from the
Manulife | Comvest business, partially offset by the impact of the eMPF transition in Hong Kong, higher workforce-related expenses and investment in business growth, lower performance fees in Institutional Asset Management, and favourable tax true-ups in 3Q25. Items excluded from year-to-date core earnings were a net charge of $76 million in 2026 compared with a net gain of $6 million in the same period of 2025. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
Year-to-date core EBITDA was $1,993 million in 2026, an increase of 6% compared with the same period of 2025 and core
EBITDA margin was 30.0% in 2026, an increase of 20 bps compared with the same period of 2025, both driven by similar factors as noted above for year-to-date core earnings. See section E3 “Non-GAAP and Other Financial Measures” below, for additional information on year-to-date core EBITDA and year-to-date core EBITDA margin.
Net outflows were $3.6 billion in 3Q26, compared with net outflows of $6.2 billion in 3Q25. By business line, the results were:
•Retirement net outflows were $4.9 billion in 3Q26 compared with net outflows of $1.6 billion in 3Q25. The variance is attributable to higher retirement plan redemptions in the U.S., higher net member withdrawals reflecting higher account balances from market growth across all regions, and lower new plan sales in Canada.
•Retail net flows were neutral in 3Q26 compared with net outflows of $3.9 billion in 3Q25. The variance is primarily driven by higher net flows through our retail wealth business and third-party intermediaries in Canada, and higher net flows in the
Chinese Mainland, partially offset by lower net flows through third-party intermediaries in the U.S.
•Institutional Asset Management net inflows were $1.4 billion in 3Q26 compared with net outflows of $0.7 billion in 3Q25.
The variance reflects higher net flows from fixed income mandates, private credit mandates in the Manulife | Comvest
business, equity and infrastructure mandates, partially offset by lower net flows from money market mandates in the
Chinese Mainland and from Manulife | CQS products.
Year-to-date net outflows were $7.5 billion in 2026, compared with net outflows of $4.8 billion in the same period of 2025. The increase in year-to-date net outflows was primarily driven by higher net outflows in Retirement, due to higher net member withdrawals across all regions, and higher plan redemptions and a large-case plan sponsor sale from the second quarter of
2025 (“2Q25”) in the U.S., as well as higher net outflows in Retail, due to lower net flows in active funds through third-party intermediaries in North America, partially offset by higher net flows through our retail wealth business and from the Chinese
Mainland. The higher net outflows were partially offset by the increase in net inflows in Institutional Asset Management,
primarily driven by higher net flows from private credit mandates in the Manulife | Comvest business, fixed income mandates
and infrastructure mandates.
Assets under management and administration of $1,197.5 billion as at September 30, 2026 increased 5% on a CER basis compared with December 31, 2025. The increase was primarily driven by the favourable impact of equity markets, partially offset by year-to-date net outflows. As at September 30, 2026, Global WAM also managed $237.4 billion in assets for the
Company’s other reporting segments. Including those assets, AUMA managed by Global WAM were $1,434.9 billion compared with $1,341.0 billion as at December 31, 2025.
Included in Global WAM’s AUMA, segregated funds net assets were $335.8 billion as at September 30, 2026, an increase of
7% compared with December 31, 2025 on an actual exchange rate basis, driven by strong equity markets and favourable foreign currency exchange rates.
Business highlights – In 3Q26, we:
•Raised US$5.4 billion of capital through the close of Comvest Credit Partners VII. This marked Manulife | Comvest’s
largest fundraise in the history of Comvest’s private credit platform1, attracting commitments from both existing and new institutional investors and expanding the platform’s global investor relationships;
•Completed the rollout of an AI-enabled advisor engagement platform to all external wholesalers and investment specialists across North America Retail, identifying four times more product opportunities and capturing richer advisor insights. The platform also improved productivity through automated documentation, reducing meeting administration and follow-up activities, saving approximately 30 minutes per session; and

Manulife Financial Corporation – Third Quarter 2026	21
•Modernized plan member withdrawal process through digital and AI-enabled capabilities in Canada Retirement, improving service speed, enhancing member experience, and increasing operational efficiency.
B5Corporate and Other

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q26	2Q26	3Q25	2026	2025
Net income attributed to shareholders	$(149)	$75	$7	$(301)	$(177)
Core earnings (loss)(1)	(64)	(115)	(9)	(294)	(206)
(1)See section E3 “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
Corporate and Other is comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.
Corporate and Other reported net loss attributed to shareholders of $149 million in 3Q26 compared with a net income attributed to shareholders of $7 million in 3Q25. Net income (loss) attributed to shareholders is comprised of core earnings, which was a core loss of $64 million in 3Q26 compared with a core loss of $9 million in 3Q25, and the items excluded from core earnings (loss) which amounted to a net charge of $85 million in 3Q26 compared with a net gain of $16 million in 3Q25.
See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income
(loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
The $55 million increase in core loss was primarily due to non-recurrence of the 3Q25 adjustment to the withholding tax accrual following the announcement of the Comvest Credit Partners acquisition, and lower earnings on surplus assets reflecting this acquisition, partially offset by favourable tax-related true-ups.
The year-to-date net loss attributed to shareholders was $301 million in 2026 compared with a net loss attributed to shareholders of $177 million in the same period of 2025. The year-to-date core loss was $294 million in 2026 compared with a core loss of $206 million in the same period of 2025. The increase in the year-to-date core loss of $88 million was primarily due to similar factors as noted above for the quarter and higher expenses driven by higher workforce-related costs and continued strategic investments in transformation efforts, including AI-focused initiatives, partially offset by the impact of estimated losses from California wildfires recorded in 2025 in our P&C Reinsurance business. Items excluded from the year-
to-date core loss were a net charge of $7 million in 2026 compared with a net gain of $29 million in the same period of 2025.
See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of year-to-date core earnings to year-to-
date net income (loss) attributed to shareholders.

Manulife Financial Corporation – Third Quarter 2026	22
CRISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the 2025 MD&A.
C1Variable Annuity and Segregated Fund Guarantees Sensitivities and Risk Exposure
Measures
As described in the MD&A in our 2025 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business are expected to be recognized primarily within the next 20 years.
We seek to mitigate a portion of the risks embedded in our retained (i.e., net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly
Traded Equity Performance Risk Sensitivities and Exposure Measures” below). The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees, gross and net of reinsurance.
Variable annuity and segregated fund guarantees, net of reinsurance

As at	September 30, 2026			December 31, 2025
($ millions)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$3,046	$2,445	$686	$3,142	$2,534	$708
Guaranteed minimum withdrawal benefit	28,415	29,647	2,568	29,664	31,071	2,643
Guaranteed minimum accumulation benefit	18,678	18,960	28	18,908	19,208	55
Gross living benefits(4)	50,139	51,052	3,282	51,714	52,813	3,406
Gross death benefits(5)	8,015	20,277	507	7,892	19,924	486
Total gross of reinsurance	58,154	71,329	3,789	59,606	72,737	3,892
Living benefits reinsured	19,841	21,053	2,340	20,518	21,932	2,351
Death benefits reinsured	3,063	2,577	210	3,058	2,620	195
Total reinsured	22,904	23,630	2,550	23,576	24,552	2,546
Total, net of reinsurance	$35,250	$47,699	$1,239	$36,030	$48,185	$1,346
(1)Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
(2)Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
(3)The amount at risk net of reinsurance at September 30, 2026 was $1,239 million (December 31, 2025 – $1,346 million) of which: US$239 million (December
31, 2025 – US$244 million) was on our U.S. business, $744 million (December 31, 2025 – $835 million) was on our Canadian business, US$87 million
(December 31, 2025 – US$80 million) was on our Japan business and US$22 million (December 31, 2025 – US$49 million) was related to Asia (other than
Japan) and our run-off reinsurance business.
(4)Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5)Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

Manulife Financial Corporation – Third Quarter 2026	23
C2Caution Related to Sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.
Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM net of NCI.
C3Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures
As outlined in our 2025 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts
(see page 65 of our 2025 Annual Report).
Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.
The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, CSM net of NCI, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Manulife Financial Corporation – Third Quarter 2026	24
Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at September 30, 2026	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(1,580)	$(960)	$(430)	$360	$680	$960
General fund equity investments(3)	(1,150)	(750)	(370)	370	730	1,090
Total underlying sensitivity before hedging	(2,730)	(1,710)	(800)	730	1,410	2,050
Impact of macro and dynamic hedge assets(4)	580	340	150	(120)	(220)	(300)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,150)	(1,370)	(650)	610	1,190	1,750
Impact of reinsurance	980	600	270	(240)	(450)	(640)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,170)	$(770)	$(380)	$370	$740	$1,110

As at December 31, 2025	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(1,790)	$(1,070)	$(490)	$400	$750	$1,050
General fund equity investments(3)	(1,320)	(880)	(440)	440	870	1,310
Total underlying sensitivity before hedging	(3,110)	(1,950)	(930)	840	1,620	2,360
Impact of macro and dynamic hedge assets(4)	650	390	170	(130)	(240)	(330)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,460)	(1,560)	(760)	710	1,380	2,030
Impact of reinsurance	1,110	670	310	(270)	(490)	(700)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,350)	$(890)	$(450)	$440	$890	$1,330
(1)See section C2 “Caution Related to Sensitivities” above.
(2)For variable annuity contracts measured under the variable fee approach (“VFA”), the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore, a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.
(3)This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities and investment in seed money investments (in segregated and mutual funds made by Global WAM segment). The impact does not include any potential impact on public equity weightings.
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedging represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g., fund tracking, realized volatility and equity, and interest rate correlations different from expected among other factors).

Manulife Financial Corporation – Third Quarter 2026	25
Potential immediate impact on CSM net of NCI, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1)

As at September 30, 2026
($ millions and post-tax, unless otherwise stated)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM (pre-tax)	$(2,680)	$(1,660)	$(770)	$670	$1,280	$1,840
Impact of risk mitigation – hedging (pre-tax)(2),(3)	770	460	200	(160)	(290)	(400)
Impact of risk mitigation – reinsurance (pre-tax)(3)	1,240	760	350	(300)	(570)	(810)
VA net of risk mitigation (pre-tax)	(670)	(440)	(220)	210	420	630
General fund equity (pre-tax)	(1,400)	(910)	(440)	440	900	1,340
CSM net of NCI (pre-tax)	$(2,070)	$(1,350)	$(660)	$650	$1,320	$1,970
Other comprehensive income attributed to shareholders(4)	$(970)	$(650)	$(330)	$310	$620	$910
Total comprehensive income attributed to shareholders	$(2,140)	$(1,420)	$(710)	$680	$1,360	$2,020
MLI’s LICAT ratio (change in percentage points)	(1)	(1)	-	-	1	1

As at December 31, 2025
($ millions and post-tax, unless otherwise stated)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM (pre-tax)	$(2,970)	$(1,820)	$(840)	$730	$1,390	$1,980
Impact of risk mitigation – hedging (pre-tax)(2),(3)	870	510	220	(180)	(320)	(430)
Impact of risk mitigation – reinsurance (pre-tax)(3)	1,400	850	390	(330)	(630)	(890)
VA net of risk mitigation (pre-tax)	(700)	(460)	(230)	220	440	660
General fund equity (pre-tax)	(1,410)	(910)	(440)	440	880	1,300
CSM net of NCI (pre-tax)	$(2,110)	$(1,370)	$(670)	$660	$1,320	$1,960
Other comprehensive income attributed to shareholders(4)	$(920)	$(620)	$(300)	$300	$580	$860
Total comprehensive income attributed to shareholders	$(2,270)	$(1,510)	$(750)	$740	$1,470	$2,190
MLI’s LICAT ratio (change in percentage points)	(2)	(1)	(1)	1	1	2
(1)See section C2 “Caution Related to Sensitivities” above.
(2)This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
(3)For variable annuity contracts measured under VFA, the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.
(4)The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.
C4Interest Rate and Spread Risk Sensitivities and Exposure Measures
As at September 30, 2026, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.
The table below shows the potential impacts from a 50 basis point parallel move in interest rates on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads.
The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on
VFA contracts where the CSM has been exhausted.
The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements, which could materially impact net income attributed to shareholders.

Manulife Financial Corporation – Third Quarter 2026	26
Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.
The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.
The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on
page 100 of our 2025 Annual Report). More information on ALDA can be found below in section C5 “Alternative Long-Duration
Asset Performance Risk Sensitivities and Exposure Measures”.
The impact to the LICAT ratio from a change in interest rates reflects the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM, the surplus allowance and required capital components of the regulatory capital framework.
Potential impacts on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3)

As at September 30, 2026	Interest rates		Corporate spreads		Swap spreads
($ millions and post-tax, unless otherwise stated)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM net of NCI (pre-tax)	$400	$(500)	$(200)	$100	$-	$-
Net income attributed to shareholders	100	(100)	-	-	-	-
Other comprehensive income attributed to shareholders	(400)	400	100	-	(300)	300
Total comprehensive income attributed to shareholders	(300)	300	100	-	(300)	300

As at December 31, 2025	Interest rates		Corporate spreads		Swap spreads
($ millions and post-tax, unless otherwise stated)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM net of NCI (pre-tax)	$200	$(300)	$(200)	$100	$-	$-
Net income attributed to shareholders	100	(100)	-	-	100	(100)
Other comprehensive income attributed to shareholders	(100)	100	100	-	(300)	300
Total comprehensive income attributed to shareholders	-	-	100	-	(200)	200
(1)See section C2 “Caution Related to Sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at September 30, 2026	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	-	-	(2)	2	(1)	1

As at December 31, 2025	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	(1)	-	(3)	3	-	-
(1)See section C2 “Caution Related to Sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)LICAT impacts reflect the impact of anticipated scenario switches.
(5)Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan).
LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.
1  LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan, and Other Region.
2  See section E4 “Caution Regarding Forward-Looking Statements” below.
3  Energy includes legacy oil & gas equity interests related to upstream and midstream assets that are in runoff, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, and carbon sequestration.

Manulife Financial Corporation – Third Quarter 2026	27
LICAT Scenario Switch
When interest rates exceed a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI’s LICAT guideline.
The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s Consolidated
Statements of Financial Position.
With the current level of interest rates in 3Q26, the probability of a scenario switch that could materially impact our LICAT ratio is low.2 Should the future interest rate movements differ from those presented above, a scenario switch, if applicable, may cause the impact to the LICAT ratio to differ from the disclosed values. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.
The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and/or corporate spreads.
C5Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure
Measures
The following table shows the potential impact on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate
10% change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, energy3 and other investments.
The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to section C3 “Publicly
Traded Equity Performance Risk Sensitivities and Exposure Measures” for more details.
Potential immediate impacts on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	September 30, 2026		December 31, 2025
($ millions and post-tax, unless otherwise stated)	-10%	+10%	-10%	+10%
CSM net of NCI (pre-tax)	$(100)	$100	$(200)	$200
Net income attributed to shareholders	(2,400)	2,400	(2,200)	2,200
Other comprehensive income attributed to shareholders	(200)	200	(200)	200
Total comprehensive income attributed to shareholders	(2,600)	2,600	(2,400)	2,400
(1)See section C2 “Caution Related to Sensitivities” above.
Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

As at	September 30, 2026		December 31, 2025
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	-	-	(1)	-
(1)See section C2 “Caution Related to Sensitivities” above.
1  Fulfilment cash flows include an estimate of future cash flows; an adjustment to reflect the time value of money and the financial risk related to future cash flows if not included in the estimate of future cash flows; and a risk adjustment for non-financial risk. Additional information on fulfilment cash flows can be found in note 5 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2026.

Manulife Financial Corporation – Third Quarter 2026	28
DCRITICAL ACTUARIAL AND ACCOUNTING POLICIES
D1Critical Actuarial and Accounting Policies
Our material accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended
December 31, 2025. The critical actuarial policies and estimation processes relating to the determination of insurance and investment contract liabilities are described starting on page 92 of our 2025 Annual Report. The critical accounting policies and estimation processes relating to the assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairments, appropriate accounting for derivative financial instruments and hedge accounting, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described starting on page 100 of our 2025 Annual Report.
D2Actuarial Methods and Assumptions
The Company performs a comprehensive review of actuarial methods and assumptions annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and maintaining a risk adjustment that is appropriate for the risks assumed. While the assumptions selected represent the Company’s best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities. The changes implemented from the review are generally implemented in the third quarter of each year, though updates may be made outside the third quarter in certain circumstances.
2026 Review of Actuarial Methods and Assumptions
The completion of the 2026 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows1 of $128 million, excluding the portion related to non-controlling interests. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $217 million ($175 million post-tax), a decrease in pre-tax net income attributed to participating policyholders of $4 million ($3 million post-tax), an increase in CSM of $47 million, an increase in pre-
tax other comprehensive income attributed to shareholders of $306 million ($240 million post-tax), and a decrease in pre-tax other comprehensive income attributed to participating policyholders of $4 million ($2 million post-tax).
Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2026
($ millions)	Total
Methodology and other updates(2)	$(279)
Lapse and policyholder behaviour updates	226
Mortality and morbidity updates	(75)
Impact of updates to actuarial methods and assumptions, on pre-tax fulfilment cash flows	$(128)
(1)Excludes the portion related to non-controlling interests of $108 million. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(20) million.
(2)Other updates also include financial related updates and the Canada variable annuity product review.
Impact of updates to actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2026
($ millions)	Total
Portion recognized in pre-tax net income (loss) attributed to:
Participating policyholders	$(4)
Shareholders	(217)
(221)
Portion recognized in pre-tax OCI attributed to:
Participating policyholders	(4)
Shareholders	306
302

Portion increasing (decreasing) CSM	47
Impact of updates to actuarial methods and assumptions, pre-tax	$128
(1)Excludes the portion related to non-controlling interests of $(108) million. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $20 million.
1  Our review of actuarial methods and assumptions also impacts net income attributed to participating policyholders. The total company impact can be found in the above table.

Manulife Financial Corporation – Third Quarter 2026	29
Methodology and other updates
Methodology and other updates decreased pre-tax fulfilment cash flows by $279 million.
The decrease was mainly driven by valuation model enhancements for U.S. life insurance riders and the net impact of updates to our valuation models for participating products in Asia, including annual yield and parameter updates. This was partially offset by the net impact of methodology updates related to the projection of future premiums on our U.S. life insurance business, as well as other smaller items that netted to an increase in fulfilment cash flows. This also includes the Canada variable annuity product review, which had an immaterial impact.
Lapse and policyholder behaviour updates
Updates to lapse and policyholder behaviour assumptions increased pre-tax fulfilment cash flows by $226 million.
The increase was mainly driven by the review of lapse assumptions in Singapore to reflect higher lapse experience on our investment-linked products and some other smaller items, partially offset by policyholder behaviour driven updates on U.S. life insurance riders.
Mortality and morbidity updates
Mortality and morbidity updates decreased pre-tax fulfilment cash flows by $75 million.
The decrease was mainly driven by updates to morbidity and mortality assumptions in Vietnam to reflect recent experience, partially offset by updates to mortality assumptions in our U.S. life insurance business following completion of the experience study.
Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI, by segment1
In Asia, updates to actuarial methods and assumptions decreased pre-tax fulfilment cash flows by $26 million. The decrease was primarily driven by updates to morbidity and mortality assumptions in Vietnam and the net impact of valuation models updates for participating products, partially offset by the review of lapse assumptions in Singapore. These updates resulted in an increase in pre-tax net income attributed to shareholders of $29 million ($10 million post-tax), an increase in CSM of $104 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $107 million ($85 million post-tax).
In Canada, updates to actuarial methods and assumptions increased pre-tax fulfilment cash flows by $14 million. The increase reflects the net impact of smaller assumption and methodology updates. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $128 million ($92 million post-tax), an increase in CSM of $99 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $23 million ($17 million post-tax).
In the U.S., updates to actuarial methods and assumptions decreased pre-tax fulfilment cash flows by $116 million. The decrease was related to our life insurance business, primarily driven by valuation model enhancements and assumption updates for insurance riders, partially offset by the net impact of methodology updates related to the projection of future premiums and updates to mortality assumptions. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $118 million ($93 million post-tax), a decrease in CSM of $156 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $390 million ($308 million post-tax).
In Corporate and Other (which includes our property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations), updates to actuarial methods and assumptions resulted in no impact on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and other comprehensive income attributed to shareholders.
2025 Review of Actuarial Methods and Assumptions
The completion of the 2025 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $605 million, excluding the portion related to non-controlling interests. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $244 million ($216 million post-tax), a decrease in pre-tax net income attributed to participating policyholders of $88 million ($67 million post-tax), an increase in CSM of $1,080 million, a decrease in pre-tax other comprehensive income attributed to shareholders of $52 million ($73 million post-tax), and a decrease in pre-
tax other comprehensive income attributed to participating policyholders of $91 million ($70 million post-tax).
1  The mortality rate of LTC policyholders who are currently not on claim.

Manulife Financial Corporation – Third Quarter 2026	30
Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2025
($ millions)	Total
Hong Kong health insurance product reserving approach	$(463)
Methodology and other updates(2)	(207)
Lapse and policyholder behaviour updates	181
Long-term care triennial review	(77)
Mortality and morbidity updates	(39)
Impact of updates to actuarial methods and assumptions, on pre-tax fulfilment cash flows	$(605)
(1)Excludes the portion related to non-controlling interests of $116 million. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(489) million.
(2)Other updates also include financial related updates.
Impact of updates to actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2025
($ millions)	Total
Portion recognized in pre-tax net income (loss) attributed to:
Participating policyholders	$(88)
Shareholders	(244)
(332)
Portion recognized in pre-tax OCI attributed to:
Participating policyholders	(91)
Shareholders	(52)
(143)

Portion increasing (decreasing) CSM	1,080
Impact of updates to actuarial methods and assumptions, pre-tax	$605
(1)Excludes the portion related to non-controlling interests of $(116) million. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $489 million.
Hong Kong health insurance product reserving approach
An update to the pricing philosophy on certain health insurance products in Hong Kong led to a change in the IFRS 17 measurement model from the Premium Allocation Approach to the General Measurement Model, which requires all future cash flows to be included in the fulfilment cash flows, amounting to a decrease in pre-tax fulfilment cash flows of $463 million.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $207 million.
The decrease was mainly driven by annual yield and parameter updates to our valuation models for participating products in
Asia and Canada. This was partially offset by various other valuation models updates in the U.S. to non-participating products that netted to a residual increase in fulfilment cash flows.
Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of
$181 million.
The increase was mainly driven by the review of lapse assumptions in Singapore as well as other smaller updates. The
Singapore update reflected higher lapse experience on our index-linked and universal life products. This was partially offset by the impact of the lapse review on term insurance products in Canada.
Long-term care triennial review
U.S. Insurance completed a comprehensive long-term care (“LTC”) experience study. The review included all aspects of claim assumptions, as well as the progress on future premium increases and approved premium increases in excess of prior assumptions. The impact of the LTC review was a decrease in pre-tax fulfilment cash flows of $77 million.
The overall experience study led to a $1.9 billion (US$1.4 billion) increase in pre-tax fulfilment cash flows for claim costs following a review of morbidity, mortality and lapse assumptions. This was mainly driven by higher utilization of benefits due to the impact of higher inflation in the cost-of-care, and also reflects the benefit of in-force management initiatives related to fraud, waste and abuse programs. The impact from utilization was partially offset by updates to reflect higher terminations. The impacts of updating incidence, active life mortality1, lapse and other refinements were all relatively small.
The review of assumed future premium increases resulted in a $1.5 billion (US$1.1 billion) decrease in pre-tax fulfilment cash flows. This reflects expected future net premium increases that are due to the outstanding amounts from prior state filings as
1  Our actual experience obtaining premium increases could be materially different than what we have assumed, resulting in further increases or decreases in pre-
tax fulfilment cash flows, which could be material. See section E4 “Caution Regarding Forward-Looking Statements” below.
2  Our review of actuarial methods and assumptions also impacts net income attributed to participating policyholders. The total company impact can be found in the above table.

Manulife Financial Corporation – Third Quarter 2026	31
well as to our 2025 review of morbidity, mortality, and lapse assumptions. Since the last triennial review in 2022, we have received, as of September 30, 2025, actual premium increase approvals of $3.2 billion pre-tax (US$2.3 billion pre-tax) on a present value basis. This exceeds the amount of premium increases we assumed in our pre-tax fulfilment cash flows by
$0.5 billion (US$0.3 billion) at that time, and demonstrates our continued strong track record of securing premium rate increases.1
Mortality and morbidity updates
Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $39 million.
The decrease was mainly driven by a morbidity study of group long-term disability benefits in Canada related to claim termination, partially offset by other items that netted to a modest residual increase in fulfilment cash flows.
Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment2
The impact of updates to actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of
$418 million. The decrease was primarily driven by the impact of the change in the IFRS 17 measurement model on certain health insurance products in Hong Kong and the impact of annual updates to our valuation models for participating products, partly offset by a review of lapse assumptions for certain products in Singapore. These updates resulted in a decrease in pre-
tax net income attributed to shareholders of $26 million ($39 million post-tax), an increase in CSM of $704 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $224 million ($203 million post-tax).
The impact of updates to actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $382 million. The decrease was primarily driven by the impact of annual updates to our valuation models for participating products, the lapse review on term insurance products as well as the review of morbidity assumptions for group long-term disability benefits. These updates resulted in an increase in pre-tax net income attributed to shareholders of $80 million
($58 million post-tax), an increase in CSM of $348 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $98 million ($71 million post-tax).
The impact of updates to actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $179 million. The increase was primarily driven by a number of valuation model updates, partially offset by the impact of the
LTC triennial review. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $298 million
($235 million post-tax), an increase in CSM of $43 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $75 million ($60 million post-tax).
The impact of updates to actuarial methods and assumptions in Corporate and Other (which includes our property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in an increase in pre-tax fulfilment cash flows of $16 million. These updates resulted in no impact to pre-tax or post-tax net income attributed to shareholders, a decrease in CSM of $15 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $1 million ($1 million post-tax).
D3Sensitivity to Changes in Assumptions
The following table presents information on how reasonably possible changes in assumptions made by the Company for certain economic risk variables impact the CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
The analysis is based on a simultaneous change in assumptions across all businesses and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are specifically made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one factor changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.

Manulife Financial Corporation – Third Quarter 2026	32
Potential impact on CSM net of NCI, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at September 30, 2026	CSM net of NCI (pre-tax)	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
($ millions and post-tax, unless otherwise stated)
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-

As at December 31, 2025 ($ millions and post-tax, unless otherwise stated)	CSM net of NCI (pre-tax)	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-
(1)Note that the impact of these assumptions is not linear.
(2)Used in the determination of insurance contract liabilities with financial guarantees. This includes universal life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.
D4Accounting and Reporting Changes
For accounting and reporting changes arising during the quarter, refer to note 2 of our unaudited Interim Consolidated
Financial Statements for the three and nine months ended September 30, 2026.
EOTHER
E1Outstanding Common Shares – Selected Information
As at October 31, 2026, MFC had 1,651,959,798 common shares outstanding.
E2Legal and Regulatory Proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 13 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2026.
E3Non-GAAP and Other Financial Measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by
National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; core Drivers of Earnings (“DOE”) line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries; post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income; CSM; CSM net of NCI and new business
CSM.
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share
(“core EPS”); financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio
(“dividend payout ratio”); expense efficiency ratio; core EBITDA margin; growth in the CSM net of NCI from organic CSM movement; effective tax rate on core earnings; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures and non-
GAAP ratios; net income attributed to shareholders; common shareholders’ net income; pre-tax net income attributed to

Manulife Financial Corporation – Third Quarter 2026	33
shareholders; general expenses; CSM; CSM net of NCI; impact of new insurance business net of NCI; new business CSM;
basic earnings per common share (“basic EPS”); and diluted earnings per common share (“diluted EPS”).
Other specified financial measures include assets under administration (“AUA”); consolidated capital; new business value
(“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”); Global WAM average managed AUMA;
average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis;
and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings (on a pre-tax and post-tax basis), and the components of CSM movement other than the new business CSM.
Our reporting currency for the Company is Canadian dollars, and U.S. dollars is the functional currency for Asia and U.S.
segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as
AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our Consolidated Statements of Income, core earnings and items excluded from core earnings, and line items in our
CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section E5 “Quarterly Financial Information” below for the Canadian to U.S. dollar quarterly rates of exchange.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market-related gains or losses, and certain items such as the net impact of updates to actuarial methods and assumptions that flow directly through income as well as other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.
Core earnings include the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of September 30, 2026.
While core earnings are relevant to how we manage our business and offer a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.
Any future changes to the core earnings definition referred to below will be disclosed.
Items included in core earnings:
1.Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach
(“PAA”).
2.Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).
3.Insurance experience gains or losses that flow directly through net income.
4.Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.
5.Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.
6.Net provision for ECL on FVOCI and amortized cost debt instruments.
7.Expected asset returns on surplus investments.

Manulife Financial Corporation – Third Quarter 2026	34
8.All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted
below.
9.All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted
below.
10.Routine legal settlements.
11.All other items not specifically excluded.
12.Tax on the above items.
13.All tax-related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.
Net income items excluded from core earnings:
1.Market experience gains (losses) including the items listed below:
•Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
•Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
•Realized gains (charges) from the sale of FVOCI debt instruments.
•Market related gains (charges) on onerous contracts measured using the variable fee approach (e.g. variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.
•Gains (charges) related to certain changes in foreign exchange rates.
2.Updates to actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income. The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.
3.Amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. Commencing 3Q25, this item is now excluded from core earnings to better represent the underlying earnings capacity of acquired businesses, consistent with our definition of core earnings, and to better align with industry practice. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods.
4.The impact on the measurement of insurance and investment contract assets and liabilities and reinsurance contract held assets and liabilities from changes in product features and new or changes to in-force reinsurance contracts.
5.The fair value changes in long-term investment plan obligations for Global WAM investment management.
6.Goodwill impairment charges.
7.Gains or losses on acquisition and disposition of a business.
8.One-time only adjustments, including highly unusual/extraordinary legal settlements and restructuring charges, or other items that are exceptional in nature.
9.Tax on the above items.
10.Net income (loss) attributed to participating shareholders and non-controlling interests.
11.Impact of enacted or substantively enacted income tax rate changes.

Manulife Financial Corporation – Third Quarter 2026	35
Reconciliation of core earnings to net income attributed to shareholders – 3Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$857	$265	$217	$565	$(151)	$1,753
Income tax (expenses) recoveries
Core earnings	(107)	(114)	(69)	(104)	61	(333)
Items excluded from core earnings	18	71	44	12	(56)	89
Income tax (expenses) recoveries	(89)	(43)	(25)	(92)	5	(244)
Net income (post-tax)	768	222	192	473	(146)	1,509
Less: Net income (post-tax) attributed to
Non-controlling interests	8	-	-	10	3	21
Participating policyholders	47	17	-	-	-	64
Net income (loss) attributed to shareholders (post-tax)	713	205	192	463	(149)	1,424
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(87)	(143)	(71)	(25)	(62)	(388)
Updates to actuarial methods and assumptions that flow directly through income	10	(92)	(93)	-	-	(175)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(18)	-	(18)
Reinsurance transactions, tax-related items and other	(100)	-	-	3	(23)	(120)
Core earnings (post-tax)	$890	$440	$356	$503	$(64)	$2,125
Income tax on core earnings (see above)	107	114	69	104	(61)	333
Core earnings (pre-tax)	$997	$554	$425	$607	$(125)	$2,458
Core earnings, CER basis and U.S. dollars – 3Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$890	$440	$356	$503	$(64)	$2,125
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$890	$440	$356	$503	$(64)	$2,125
Income tax on core earnings, CER basis(2)	107	114	69	104	(61)	333
Core earnings, CER basis (pre-tax)	$997	$554	$425	$607	$(125)	$2,458
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$635		$254
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$635		$254
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 3Q26.

Manulife Financial Corporation – Third Quarter 2026	36
Reconciliation of core earnings to net income attributed to shareholders – 2Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,464	$401	$181	$623	$103	$2,772
Income tax (expenses) recoveries
Core earnings	(123)	(97)	(67)	(101)	31	(357)
Items excluded from core earnings	(107)	27	39	(2)	(54)	(97)
Income tax (expenses) recoveries	(230)	(70)	(28)	(103)	(23)	(454)
Net income (post-tax)	1,234	331	153	520	80	2,318
Less: Net income (post-tax) attributed to
Non-controlling interests	126	-	-	6	5	137
Participating policyholders	46	25	-	-	-	71
Net income (loss) attributed to shareholders (post-tax)	1,062	306	153	514	75	2,110
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	209	(70)	(150)	22	190	201
Updates to actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(16)	-	(16)
Reinsurance transactions, tax-related items and other	-	(3)	2	3	-	2
Core earnings (post-tax)	$853	$379	$301	$505	$(115)	$1,923
Income tax on core earnings (see above)	123	97	67	101	(31)	357
Core earnings (pre-tax)	$976	$476	$368	$606	$(146)	$2,280
Core earnings, CER basis and U.S. dollars – 2Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$853	$379	$301	$505	$(115)	$1,923
CER adjustment(1)	9	-	4	4	-	17
Core earnings, CER basis (post-tax)	$862	$379	$305	$509	$(115)	$1,940
Income tax on core earnings, CER basis(2)	125	97	67	102	(31)	360
Core earnings, CER basis (pre-tax)	$987	$476	$372	$611	$(146)	$2,300
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$616		$218
CER adjustment US $(1)	(1)		-
Core earnings, CER basis (post-tax), US $	$615		$218
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 2Q26.

Manulife Financial Corporation – Third Quarter 2026	37
Reconciliation of core earnings to net income attributed to shareholders – 1Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$776	$325	$159	$489	$(283)	$1,466
Income tax (expenses) recoveries
Core earnings	(100)	(88)	(78)	(88)	42	(312)
Items excluded from core earnings	(27)	26	57	12	14	82
Income tax (expenses) recoveries	(127)	(62)	(21)	(76)	56	(230)
Net income (post-tax)	649	263	138	413	(227)	1,236
Less: Net income (post-tax) attributed to
Non-controlling interests	33	-	-	10	-	43
Participating policyholders	21	25	-	-	-	46
Net income (loss) attributed to shareholders (post-tax)	595	238	138	403	(227)	1,147
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(225)	(114)	(193)	(22)	(112)	(666)
Updates to actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(18)	-	(18)
Reinsurance transactions, tax-related items and other	-	-	-	(5)	-	(5)
Core earnings (post-tax)	$820	$352	$331	$448	$(115)	$1,836
Income tax on core earnings (see above)	100	88	78	88	(42)	312
Core earnings (pre-tax)	$920	$440	$409	$536	$(157)	$2,148
Core earnings, CER basis and U.S. dollars – 1Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$820	$352	$331	$448	$(115)	$1,836
CER adjustment(1)	14	-	6	6	1	27
Core earnings, CER basis (post-tax)	$834	$352	$337	$454	$(114)	$1,863
Income tax on core earnings, CER basis(2)	101	88	81	89	(43)	316
Core earnings, CER basis (pre-tax)	$935	$440	$418	$543	$(157)	$2,179
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$598		$241
CER adjustment US $(1)	(2)		-
Core earnings, CER basis (post-tax), US $	$596		$241
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 1Q26.

Manulife Financial Corporation – Third Quarter 2026	38
Reconciliation of core earnings to net income attributed to shareholders – 4Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$899	$354	$101	$542	$9	$1,905
Income tax (expenses) recoveries
Core earnings	(101)	(111)	(75)	(93)	52	(328)
Items excluded from core earnings	(102)	25	55	10	30	18
Income tax (expenses) recoveries	(203)	(86)	(20)	(83)	82	(310)
Net income (post-tax)	696	268	81	459	91	1,595
Less: Net income (post-tax) attributed to
Non-controlling interests	26	-	-	7	-	33
Participating policyholders	47	16	-	-	-	63
Net income (loss) attributed to shareholders (post-tax)	623	252	81	452	91	1,499
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(121)	(158)	(238)	(1)	77	(441)
Updates to actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(3)	-	(9)	-	(12)
Amortization of acquisition-related intangible assets	-	-	-	(12)	-	(12)
Reinsurance transactions, tax-related items and other	(41)	-	-	(16)	28	(29)
Core earnings (post-tax)	$785	$413	$319	$490	$(14)	$1,993
Income tax on core earnings (see above)	101	111	75	93	(52)	328
Core earnings (pre-tax)	$886	$524	$394	$583	$(66)	$2,321
Core earnings, CER basis and U.S. dollars – 4Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$785	$413	$319	$490	$(14)	$1,993
CER adjustment(1)	-	-	1	1	-	2
Core earnings, CER basis (post-tax)	$785	$413	$320	$491	$(14)	$1,995
Income tax on core earnings, CER basis(2)	101	111	76	93	(52)	329
Core earnings, CER basis (pre-tax)	$886	$524	$396	$584	$(66)	$2,324
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$564		$229
CER adjustment US $(1)	(3)		-
Core earnings, CER basis (post-tax), US $	$561		$229
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 4Q25.

Manulife Financial Corporation – Third Quarter 2026	39
Reconciliation of core earnings to net income attributed to shareholders – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,268	$551	$(109)	$606	$(87)	$2,229
Income tax (expenses) recoveries
Core earnings	(93)	(119)	(79)	(82)	91	(282)
Items excluded from core earnings	(140)	(5)	113	1	3	(28)
Income tax (expenses) recoveries	(233)	(124)	34	(81)	94	(310)
Net income (post-tax)	1,035	427	(75)	525	7	1,919
Less: Net income (post-tax) attributed to
Non-controlling interests	128	-	-	2	-	130
Participating policyholders	12	(22)	-	-	-	(10)
Net income (loss) attributed to shareholders (post-tax)	895	449	(75)	523	7	1,799
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	173	(37)	(172)	18	16	(2)
Updates to actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(6)	-	(6)
Reinsurance transactions, tax-related items and other	2	-	-	(14)	-	(12)
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
Income tax on core earnings (see above)	93	119	79	82	(91)	282
Core earnings (pre-tax)	$852	$547	$411	$607	$(100)	$2,317
Core earnings, CER basis and U.S. dollars – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
CER adjustment(1)	1	-	6	4	1	12
Core earnings, CER basis (post-tax)	$760	$428	$338	$529	$(8)	$2,047
Income tax on core earnings, CER basis(2)	94	119	80	82	(90)	285
Core earnings, CER basis (pre-tax)	$854	$547	$418	$611	$(98)	$2,332
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$550		$241
CER adjustment US $(1)	(8)		-
Core earnings, CER basis (post-tax), US $	$542		$241
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 3Q25.

Manulife Financial Corporation – Third Quarter 2026	40
Reconciliation of core earnings to net income attributed to shareholders – YTD 2026
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2026
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,097	$991	$557	$1,677	$(331)	$5,991
Income tax (expenses) recoveries
Core earnings	(330)	(299)	(214)	(293)	134	(1,002)
Items excluded from core earnings	(116)	124	140	22	(96)	74
Income tax (expenses) recoveries	(446)	(175)	(74)	(271)	38	(928)
Net income (post-tax)	2,651	816	483	1,406	(293)	5,063
Less: Net income (post-tax) attributed to
Non-controlling interests	167	-	-	26	8	201
Participating policyholders	114	67	-	-	-	181
Net income (loss) attributed to shareholders (post-tax)	2,370	749	483	1,380	(301)	4,681
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(103)	(327)	(414)	(25)	16	(853)
Updates to actuarial methods and assumptions that flow directly through income	10	(92)	(93)	-	-	(175)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(52)	-	(52)
Reinsurance transactions, tax-related items and other	(100)	(3)	2	1	(23)	(123)
Core earnings (post-tax)	$2,563	$1,171	$988	$1,456	$(294)	$5,884
Income tax on core earnings (see above)	330	299	214	293	(134)	1,002
Core earnings (pre-tax)	$2,893	$1,470	$1,202	$1,749	$(428)	$6,886
Core earnings, CER basis and U.S. dollars – YTD 2026
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2026
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,563	$1,171	$988	$1,456	$(294)	$5,884
CER adjustment(1)	23	-	10	10	1	44
Core earnings, CER basis (post-tax)	$2,586	$1,171	$998	$1,466	$(293)	$5,928
Income tax on core earnings, CER basis(2)	333	299	217	295	(135)	1,009
Core earnings, CER basis (pre-tax)	$2,919	$1,470	$1,215	$1,761	$(428)	$6,937
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,849		$713
CER adjustment US $(1)	(3)		-
Core earnings, CER basis (post-tax), US $	$1,846		$713
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for the respective quarters that make up 2026 year-to-date core earnings.

Manulife Financial Corporation – Third Quarter 2026	41
Reconciliation of core earnings to net income attributed to shareholders – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,230	$1,382	$(809)	$1,709	$(323)	$5,189
Income tax (expenses) recoveries
Core earnings	(288)	(318)	(200)	(257)	152	(911)
Items excluded from core earnings	(225)	20	401	(1)	(8)	187
Income tax (expenses) recoveries	(513)	(298)	201	(258)	144	(724)
Net income (post-tax)	2,717	1,084	(608)	1,451	(179)	4,465
Less: Net income (post-tax) attributed to
Non-controlling interests	244	-	-	3	(2)	245
Participating policyholders	124	23	-	-	-	147
Net income (loss) attributed to shareholders (post-tax)	2,349	1,061	(608)	1,448	(177)	4,073
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	257	(216)	(1,260)	23	(25)	(1,221)
Updates to actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(6)	-	(6)
Reinsurance transactions, tax-related items and other	(53)	(2)	-	(11)	54	(12)
Core earnings (post-tax)	$2,184	$1,221	$887	$1,442	$(206)	$5,528
Income tax on core earnings (see above)	288	318	200	257	(152)	911
Core earnings (pre-tax)	$2,472	$1,539	$1,087	$1,699	$(358)	$6,439
Core earnings, CER basis and U.S. dollars – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,184	$1,221	$887	$1,442	$(206)	$5,528
CER adjustment(1)	(24)	-	-	(2)	1	(25)
Core earnings, CER basis (post-tax)	$2,160	$1,221	$887	$1,440	$(205)	$5,503
Income tax on core earnings, CER basis(2)	286	318	199	256	(151)	908
Core earnings, CER basis (pre-tax)	$2,446	$1,539	$1,086	$1,696	$(356)	$6,411
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,562		$633
CER adjustment US $(1)	(20)		-
Core earnings, CER basis (post-tax), US $	$1,542		$633
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for the respective quarters that make up 2025 year-to-date core earnings.

Manulife Financial Corporation – Third Quarter 2026	42
Reconciliation of core earnings to net income attributed to shareholders – 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$4,129	$1,736	$(708)	$2,251	$(314)	$7,094
Income tax (expenses) recoveries
Core earnings	(389)	(429)	(275)	(350)	204	(1,239)
Items excluded from core earnings	(327)	45	456	9	22	205
Income tax (expenses) recoveries	(716)	(384)	181	(341)	226	(1,034)
Net income (post-tax)	3,413	1,352	(527)	1,910	(88)	6,060
Less: Net income (post-tax) attributed to
Non-controlling interests	270	-	-	10	(2)	278
Participating policyholders	171	39	-	-	-	210
Net income (loss) attributed to shareholders (post-tax)	2,972	1,313	(527)	1,900	(86)	5,572
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	136	(374)	(1,498)	22	52	(1,662)
Updates to actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	(3)	-	(9)	-	(12)
Amortization of acquisition-related intangible assets	-	-	-	(18)	-	(18)
Reinsurance transactions, tax-related items and other	(94)	(2)	-	(27)	82	(41)
Core earnings (post-tax)	$2,969	$1,634	$1,206	$1,932	$(220)	$7,521
Income tax on core earnings (see above)	389	429	275	350	(204)	1,239
Core earnings (pre-tax)	$3,358	$2,063	$1,481	$2,282	$(424)	$8,760
Core earnings, CER basis and U.S. dollars – 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,969	$1,634	$1,206	$1,932	$(220)	$7,521
CER adjustment(1)	(24)	-	-	(1)	2	(23)
Core earnings, CER basis (post-tax)	$2,945	$1,634	$1,206	$1,931	$(218)	$7,498
Income tax on core earnings, CER basis(2)	386	429	275	350	(203)	1,237
Core earnings, CER basis (pre-tax)	$3,331	$2,063	$1,481	$2,281	$(421)	$8,735
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$2,126		$862
CER adjustment US $(1)	(23)		-
Core earnings, CER basis (post-tax), US $	$2,103		$862
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for the four respective quarters that make up
2025 core earnings.

Manulife Financial Corporation – Third Quarter 2026	43
Segment core earnings by business line or geographic source
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Asia

	Quarterly Results					YTD Results		Full Year Results
(US $ millions)	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Hong Kong	$354	$339	$324	$318	$298	$1,017	$813	$1,131
Japan	116	114	114	108	103	344	287	395
Asia Other(1)	172	163	164	164	157	499	465	629
Chinese Mainland								61
Singapore								238
Other(2)								330
Regional Office	(7)	-	(4)	(26)	(8)	(11)	(3)	(29)
Total Asia core earnings	$635	$616	$598	$564	$550	$1,849	$1,562	$2,126
(1)Core earnings for Asia Other are reported by market annually, on a full year basis.
(2)Other includes Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines, and Vietnam.

	Quarterly Results					YTD Results		Full Year Results
(US $ millions), CER basis(1)	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Hong Kong	$354	$338	$324	$318	$298	$1,016	$813	$1,131
Japan	116	114	112	104	96	342	267	371
Asia Other(2)	172	163	164	165	156	499	465	630
Chinese Mainland								65
Singapore								242
Other(3)								323
Regional Office	(7)	-	(4)	(26)	(8)	(11)	(3)	(29)
Total Asia core earnings, CER basis	$635	$615	$596	$561	$542	$1,846	$1,542	$2,103
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
(2)Core earnings for Asia Other are reported by market annually, on a full year basis.
(3)Other includes Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines, and Vietnam.
Canada

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Insurance	$336	$282	$261	$320	$326	$879	$932	$1,252
Annuities	56	60	56	57	62	172	176	233
Manulife Bank	48	37	35	36	40	120	113	149
Total Canada core earnings	$440	$379	$352	$413	$428	$1,171	$1,221	$1,634
U.S.

	Quarterly Results					YTD Results		Full Year Results
(US $ in millions)	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
U.S. Insurance	$221	$194	$219	$200	$218	$634	$561	$761
U.S. Annuities	33	24	22	29	23	79	72	101
Total U.S. core earnings	$254	$218	$241	$229	$241	$713	$633	$862
Global WAM by business line

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Retirement	$270	$260	$247	$268	$305	$777	$833	$1,101
Retail	160	162	137	155	154	459	440	595
Institutional asset management	73	83	64	67	66	220	169	236
Total Global WAM core earnings	$503	$505	$448	$490	$525	$1,456	$1,442	$1,932

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions), CER basis(1)	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Retirement	$270	$262	$250	$269	$308	$782	$833	$1,102
Retail	160	163	139	156	153	462	438	594
Institutional asset management	73	84	65	66	68	222	169	235
Total Global WAM core earnings, CER basis	$503	$509	$454	$491	$529	$1,466	$1,440	$1,931
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.

Manulife Financial Corporation – Third Quarter 2026	44
Global WAM by geographic source

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Asia	$103	$111	$87	$116	$149	$301	$413	$529
Canada	120	118	112	117	124	350	343	460
U.S.	280	276	249	257	252	805	686	943
Total Global WAM core earnings	$503	$505	$448	$490	$525	$1,456	$1,442	$1,932

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions), CER basis(1)	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Asia	$103	$111	$88	$115	$149	$302	$410	$525
Canada	120	118	112	117	124	350	343	460
U.S.	280	280	254	259	256	814	687	946
Total Global WAM core earnings, CER basis	$503	$509	$454	$491	$529	$1,466	$1,440	$1,931
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends and other equity distributions.

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Core earnings	$2,125	$1,923	$1,836	$1,993	$2,035	$5,884	$5,528	$7,521
Less: Preferred share dividends and other equity distributions(1)	59	103	58	103	58	220	218	321
Core earnings available to common shareholders	2,066	1,820	1,778	1,890	1,977	5,664	5,310	7,200
CER adjustment(2)	-	17	27	2	12	44	(25)	(23)
Core earnings available to common shareholders, CER basis	$2,066	$1,837	$1,805	$1,892	$1,989	$5,708	$5,285	$7,177
(1)Preferred share dividends and other equity distributions are recorded in the Corporate and Other segment. As a result, core earnings and core earnings available to common shareholders are the same figure for Asia, Canada, U.S. and Global WAM segments. Core earnings for Corporate and Other segment is reduced by preferred shares and other equity distributions to arrive at core earnings available to common shareholders. See above for the reconciliation of core earnings to net income attributed to shareholders for each segment.
(2)The impact of updating foreign exchange rates to that which was used in 3Q26.

Manulife Financial Corporation – Third Quarter 2026	45
Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

($ millions, unless otherwise stated)	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Core earnings available to common shareholders	$2,066	$1,820	$1,778	$1,890	$1,977	$5,664	$5,310	$7,200
Annualized core earnings available to common shareholders (post- tax)	$8,197	$7,300	$7,211	$7,498	$7,844	$7,573	$7,099	$7,200
Average common shareholders’ equity (see below)	$46,038	$44,818	$43,717	$43,759	$43,238	$44,858	$43,693	$43,709
Core ROE (annualized) (%)	17.8%	16.3%	16.5%	17.1%	18.1%	16.9%	16.2%	16.5%
Average common shareholders’ equity
Total shareholders’ and other equity	$53,072	$52,324	$50,632	$50,121	$50,716	$53,072	$50,716	$50,121
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$46,412	$45,664	$43,972	$43,461	$44,056	$46,412	$44,056	$43,461
Average common shareholders’ equity	$46,038	$44,818	$43,717	$43,759	$43,238	$44,858	$43,693	$43,709
Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.
The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings.
Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Per share dividend	$0.49	$0.49	$0.49	$0.44	$0.44	$1.46	$1.32	$1.76
Core EPS	$1.24	$1.09	$1.06	$1.12	$1.16	$3.39	$3.10	$4.21
Common share core dividend payout ratio	39%	45%	46%	39%	38%	45%	43%	42%
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the third quarter of 2026.
Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented throughout this section.
Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

Manulife Financial Corporation – Third Quarter 2026	46
Drivers of Earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE line items are comprised of amounts that have been included in our financial statements. The core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. The elements of the core earnings DOE are described below:
Net Insurance Service Result represents the core earnings associated with providing insurance service to policyholders within the period including:
•Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the
CSM recognized for service provided, and expected earnings on short-term PAA insurance business.
•Impact of new insurance business relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.
•Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the CSM unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.
•Other represents pre-tax net income on residual items in the insurance result section.
Net Investment Result represents the core earnings associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However within the Consolidated
Statements of Income, the results associated with these businesses would impact the total investment result. This section includes:
•Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance and investment contract liabilities, net of investment expenses.
•Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.
•Expected earnings on surplus reflects the expected investment return on surplus assets.
•Other represents pre-tax net income on residual items in the investment result section.
Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Other represents net income associated with items outside of the net insurance service result, net investment result, Global
WAM and Manulife Bank. Other includes lines attributed to core earnings such as:
•Non-directly attributable expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses exclude non-directly attributable investment expenses as they are included in the net investment result.
•Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.
Net income attributed to shareholders includes the following items excluded from core earnings:
•Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.
•Updates to actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.
•Restructuring charges includes a charge taken to reorganize operations.
•Amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. As noted above, this item is now excluded from core earnings commencing in 3Q25 to better represent the underlying earnings capacity of acquired businesses, consistent with our definition of core earnings, and to better align with industry practice. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods.
•Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantively enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.
All of the above items are discussed in more detail in our definition of items excluded from core earnings.

Manulife Financial Corporation – Third Quarter 2026	47
DOE Reconciliation – 3Q26
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$735	$286	$(282)	$-	$39	$778
Less: Insurance service result attributed to:
Items excluded from core earnings	(40)	(79)	(434)	-	-	(553)
NCI	19	-	-	-	-	19
Participating policyholders	74	26	-	-	-	100
Core net insurance service result	682	339	152	-	39	1,212
Core net insurance service result, CER adjustment(1)	-	-	-	-	-	-
Core net insurance service result, CER basis	$682	$339	$152	$-	$39	$1,212

Total investment result reconciliation
Total investment result per financial statements	$595	$302	$512	$(267)	$268	$1,410
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	361	-	(267)	-	94
Add: Consolidation and other adjustments from Other DOE line	-	-	7	-	(189)	(182)
Less: Net investment result attributed to:
Items excluded from core earnings	236	(212)	228	-	24	276
NCI	(31)	-	-	-	3	(28)
Participating policyholders	19	(20)	-	-	-	(1)
Core net investment result	371	173	291	-	52	887
Core net investment result, CER adjustment(1)	-	-	-	-	-	-
Core net investment result, CER basis	$371	$173	$291	$-	$52	$887

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$65	$-	$555	$-	$620
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(1)	-	(52)	-	(53)
Core earnings in Manulife Bank and Global WAM	-	66	-	607	-	673
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	-	-	-
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$66	$-	$607	$-	$673

Other reconciliation
Other revenue per financial statements	$17	$69	$33	$2,151	$(193)	$2,077
General expenses per financial statements	(89)	(139)	(43)	(864)	(124)	(1,259)
Commissions related to non-insurance contracts	(7)	(16)	2	(454)	13	(462)
Interest expenses per financial statements	(394)	(237)	(5)	(1)	(154)	(791)
Total financial statements values included in Other	(473)	(323)	(13)	832	(458)	(435)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(296)	-	822	-	526
Consolidation and other adjustments to net investment result DOE line	-	-	7	-	(189)	(182)
Less: Other attributed to:
Items excluded from core earnings	(396)	-	(2)	-	(53)	(451)
NCI	5	-	-	10	-	15
Participating policyholders	(7)	-	-	-	-	(7)
Add: Participating policyholders’ earnings transfer to shareholders	19	3	-	-	-	22
Other core earnings	(56)	(24)	(18)	-	(216)	(314)
Other core earnings, CER adjustment(1)	-	-	-	-	-	-
Other core earnings, CER basis	$(56)	$(24)	$(18)	$-	$(216)	$(314)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(89)	$(43)	$(25)	$(92)	$5	$(244)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	23	57	44	12	(56)	80
NCI	15	-	-	-	-	15
Participating policyholders	(20)	14	-	-	-	(6)
Core income tax (expenses) recoveries	(107)	(114)	(69)	(104)	61	(333)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	-	-	-	-
Core income tax (expenses) recoveries, CER basis	$(107)	$(114)	$(69)	$(104)	$61	$(333)
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2026	48
DOE Reconciliation – 2Q26
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$761	$294	$130	$-	$11	$1,196
Less: Insurance service result attributed to:
Items excluded from core earnings	-	(6)	27	-	(1)	20
NCI	25	-	-	-	-	25
Participating policyholders	86	23	-	-	-	109
Core net insurance service result	650	277	103	-	12	1,042
Core net insurance service result, CER adjustment(1)	8	-	1	-	-	9
Core net insurance service result, CER basis	$658	$277	$104	$-	$12	$1,051

Total investment result reconciliation
Total investment result per financial statements	$734	$442	$29	$(172)	$389	$1,422
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	363	-	(172)	-	191
Add: Consolidation and other adjustments from Other DOE line	-	-	12	-	(184)	(172)
Less: Net investment result attributed to:
Items excluded from core earnings	234	(92)	(238)	-	146	50
NCI	118	-	-	-	5	123
Participating policyholders	(5)	(1)	-	-	-	(6)
Core net investment result	387	172	279	-	54	892
Core net investment result, CER adjustment(1)	3	-	3	-	1	7
Core net investment result, CER basis	$390	$172	$282	$-	$55	$899

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$56	$-	$617	$-	$673
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	4	-	11	-	15
Core earnings in Manulife Bank and Global WAM	-	52	-	606	-	658
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	5	-	5
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$52	$-	$611	$-	$663

Other reconciliation
Other revenue per financial statements	$65	$74	$67	$2,061	$(51)	$2,216
General expenses per financial statements	(84)	(161)	(44)	(852)	(107)	(1,248)
Commissions related to non-insurance contracts	(8)	(18)	1	(412)	11	(426)
Interest expenses per financial statements	(4)	(230)	(2)	(2)	(150)	(388)
Total financial statements values included in Other	(31)	(335)	22	795	(297)	154
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(307)	-	789	-	482
Consolidation and other adjustments to net investment result DOE line	-	-	12	-	(184)	(172)
Less: Other attributed to:
Items excluded from core earnings	43	6	24	-	99	172
NCI	2	-	-	6	-	8
Participating policyholders	(2)	(4)	-	-	-	(6)
Add: Participating policyholders’ earnings transfer to shareholders	13	5	-	-	-	18
Other core earnings	(61)	(25)	(14)	-	(212)	(312)
Other core earnings, CER adjustment(1)	-	-	-	-	(1)	(1)
Other core earnings, CER basis	$(61)	$(25)	$(14)	$-	$(213)	$(313)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(230)	$(70)	$(28)	$(103)	$(23)	$(454)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(68)	15	39	(2)	(54)	(70)
NCI	(19)	-	-	-	-	(19)
Participating policyholders	(20)	12	-	-	-	(8)
Core income tax (expenses) recoveries	(123)	(97)	(67)	(101)	31	(357)
Core income tax (expenses) recoveries, CER adjustment(1)	(2)	-	-	(1)	-	(3)
Core income tax (expenses) recoveries, CER basis	$(125)	$(97)	$(67)	$(102)	$31	$(360)
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2026	49
DOE Reconciliation – 1Q26
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$649	$282	$213	$-	$20	$1,164
Less: Insurance service result attributed to:
Items excluded from core earnings	(47)	(3)	23	-	1	(26)
NCI	24	-	-	-	-	24
Participating policyholders	72	24	-	-	-	96
Core net insurance service result	600	261	190	-	19	1,070
Core net insurance service result, CER adjustment(1)	10	-	4	-	-	14
Core net insurance service result, CER basis	$610	$261	$194	$-	$19	$1,084

Total investment result reconciliation
Total investment result per financial statements	$193	$366	$(45)	$(276)	$179	$417
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	349	-	(276)	-	73
Add: Consolidation and other adjustments from Other DOE line	-	-	4	-	(153)	(149)
Less: Net investment result attributed to:
Items excluded from core earnings	(188)	(129)	(284)	-	(38)	(639)
NCI	(1)	-	-	-	-	(1)
Participating policyholders	5	(7)	-	-	-	(2)
Core net investment result	377	153	243	-	64	837
Core net investment result, CER adjustment(1)	7	-	6	-	(1)	12
Core net investment result, CER basis	$384	$153	$249	$-	$63	$849

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$51	$-	$479	$-	$530
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	3	-	(57)	-	(54)
Core earnings in Manulife Bank and Global WAM	-	48	-	536	-	584
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	7	-	7
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$48	$-	$543	$-	$591

Other reconciliation
Other revenue per financial statements	$34	$75	$38	$1,986	$(203)	$1,930
General expenses per financial statements	(90)	(156)	(46)	(828)	(131)	(1,251)
Commissions related to non-insurance contracts	(6)	(19)	2	(392)	10	(405)
Interest expenses per financial statements	(4)	(223)	(3)	(1)	(158)	(389)
Total financial statements values included in Other	(66)	(323)	(9)	765	(482)	(115)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(298)	-	755	-	457
Consolidation and other adjustments to net investment result DOE line	-	-	4	-	(153)	(149)
Less: Other attributed to:
Items excluded from core earnings	9	1	11	-	(89)	(68)
NCI	4	-	-	10	-	14
Participating policyholders	(2)	(1)	-	-	-	(3)
Add: Participating policyholders’ earnings transfer to shareholders	20	3	-	-	-	23
Other core earnings	(57)	(22)	(24)	-	(240)	(343)
Other core earnings, CER adjustment(1)	(2)	-	(1)	-	1	(2)
Other core earnings, CER basis	$(59)	$(22)	$(25)	$-	$(239)	$(345)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(127)	$(62)	$(21)	$(76)	$56	$(230)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	1	14	57	12	14	98
NCI	6	-	-	-	-	6
Participating policyholders	(34)	12	-	-	-	(22)
Core income tax (expenses) recoveries	(100)	(88)	(78)	(88)	42	(312)
Core income tax (expenses) recoveries, CER adjustment(1)	(1)	-	(3)	(1)	1	(4)
Core income tax (expenses) recoveries, CER basis	$(101)	$(88)	$(81)	$(89)	$43	$(316)
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2026	50
DOE Reconciliation – 4Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$692	$362	$136	$-	$66	$1,256
Less: Insurance service result attributed to:
Items excluded from core earnings	(4)	(2)	23	-	(2)	15
NCI	20	-	-	-	-	20
Participating policyholders	70	25	-	-	-	95
Core net insurance service result	606	339	113	-	68	1,126
Core net insurance service result, CER adjustment(1)	1	-	1	-	-	2
Core net insurance service result, CER basis	$607	$339	$114	$-	$68	$1,128

Total investment result reconciliation
Total investment result per financial statements	$322	$316	$(38)	$(287)	$325	$638
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	341	-	(287)	-	54
Add: Consolidation and other adjustments from Other DOE line	1	(1)	27	-	(181)	(154)
Less: Net investment result attributed to:
Items excluded from core earnings	(63)	(175)	(309)	-	53	(494)
NCI	8	-	-	-	-	8
Participating policyholders	6	(7)	-	-	-	(1)
Core net investment result	372	156	298	-	91	917
Core net investment result, CER adjustment(1)	(1)	-	1	-	(1)	(1)
Core net investment result, CER basis	$371	$156	$299	$-	$90	$916

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$50	$-	$536	$-	$586
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(1)	-	(47)	-	(48)
Core earnings in Manulife Bank and Global WAM	-	51	-	583	-	634
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	1	-	1
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$51	$-	$584	$-	$635

Other reconciliation
Other revenue per financial statements	$31	$70	$39	$2,119	$(112)	$2,147
General expenses per financial statements	(119)	(159)	(39)	(889)	(121)	(1,327)
Commissions related to non-insurance contracts	(1)	(18)	6	(399)	8	(404)
Interest expenses per financial statements	(26)	(217)	(3)	(1)	(158)	(405)
Total financial statements values included in Other	(115)	(324)	3	830	(383)	11
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(291)	-	823	-	532
Consolidation and other adjustments to net investment result DOE line	1	(1)	27	-	(182)	(155)
Less: Other attributed to:
Items excluded from core earnings	(11)	(8)	(7)	-	24	(2)
NCI	4	-	-	7	-	11
Participating policyholders	(2)	3	-	-	-	1
Add: Participating policyholders’ earnings transfer to shareholders	15	5	-	-	-	20
Other core earnings	(92)	(22)	(17)	-	(225)	(356)
Other core earnings, CER adjustment(1)	-	-	-	-	1	1
Other core earnings, CER basis	$(92)	$(22)	$(17)	$-	$(224)	$(355)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(203)	$(86)	$(20)	$(83)	$82	$(310)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(84)	25	55	10	30	36
NCI	(6)	-	-	-	-	(6)
Participating policyholders	(12)	-	-	-	-	(12)
Core income tax (expenses) recoveries	(101)	(111)	(75)	(93)	52	(328)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	(1)	-	-	(1)
Core income tax (expenses) recoveries, CER basis	$(101)	$(111)	$(76)	$(93)	$52	$(329)
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2026	51
DOE Reconciliation – 3Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$641	$465	$72	$-	$43	$1,221
Less: Insurance service result attributed to:
Items excluded from core earnings	(19)	88	4	-	1	74
NCI	22	-	-	-	-	22
Participating policyholders	60	26	-	-	-	86
Core net insurance service result	578	351	68	-	42	1,039
Core net insurance service result, CER adjustment(1)	3	-	1	-	1	5
Core net insurance service result, CER basis	$581	$351	$69	$-	$43	$1,044

Total investment result reconciliation
Total investment result per financial statements	$653	$402	$(205)	$(210)	$229	$869
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	353	-	(210)	-	143
Add: Consolidation and other adjustments from Other DOE line	(2)	1	25	-	(173)	(149)
Less: Net investment result attributed to:
Items excluded from core earnings	202	(48)	(548)	(1)	(30)	(425)
NCI	134	-	-	1	-	135
Participating policyholders	(16)	(67)	-	-	-	(83)
Core net investment result	331	165	368	-	86	950
Core net investment result, CER adjustment(1)	(1)	-	6	-	-	5
Core net investment result, CER basis	$330	$165	$374	$-	$86	$955

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$58	$-	$607	$-	$665
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	4	-	-	-	4
Core earnings in Manulife Bank and Global WAM	-	54	-	607	-	661
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	4	-	4
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$54	$-	$611	$-	$665

Other reconciliation
Other revenue per financial statements	$73	$72	$63	$2,024	$(87)	$2,145
General expenses per financial statements	(94)	(152)	(43)	(818)	(125)	(1,232)
Commissions related to non-insurance contracts	(1)	(15)	7	(390)	13	(386)
Interest expenses per financial statements	(4)	(221)	(3)	-	(160)	(388)
Total financial statements values included in Other	(26)	(316)	24	816	(359)	139
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(295)	-	816	-	521
Consolidation and other adjustments to net investment result DOE line	(2)	1	25	1	(173)	(148)
Less: Other attributed to:
Items excluded from core earnings	41	6	24	(2)	43	112
NCI	7	1	-	1	(1)	8
Participating policyholders	(2)	(3)	-	-	-	(5)
Add: Participating policyholders’ earnings transfer to shareholders	13	3	-	-	-	16
Other core earnings	(57)	(23)	(25)	-	(228)	(333)
Other core earnings, CER adjustment(1)	-	-	-	-	1	1
Other core earnings, CER basis	$(57)	$(23)	$(25)	$-	$(227)	$(332)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(233)	$(124)	$34	$(81)	$94	$(310)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(88)	(29)	113	1	2	(1)
NCI	(35)	(1)	-	-	1	(35)
Participating policyholders	(17)	25	-	-	-	8
Core income tax (expenses) recoveries	(93)	(119)	(79)	(82)	91	(282)
Core income tax (expenses) recoveries, CER adjustment(1)	(1)	-	(1)	-	(1)	(3)
Core income tax (expenses) recoveries, CER basis	$(94)	$(119)	$(80)	$(82)	$90	$(285)
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2026	52
DOE Reconciliation – YTD 2026
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2026
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$2,145	$862	$61	$-	$70	$3,138
Less: Insurance service result attributed to:
Items excluded from core earnings	(87)	(88)	(384)	-	-	(559)
NCI	68	-	-	-	-	68
Participating policyholders	232	73	-	-	-	305
Core net insurance service result	1,932	877	445	-	70	3,324
Core net insurance service result, CER adjustment(1)	18	-	5	-	-	23
Core net insurance service result, CER basis	$1,950	$877	$450	$-	$70	$3,347

Total investment result reconciliation
Total investment result per financial statements	$1,522	$1,110	$496	$(715)	$836	$3,249
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	1,073	-	(715)	-	358
Add: Consolidation and other adjustments from Other DOE line	-	-	23	-	(526)	(503)
Less: Net investment result attributed to:
Items excluded from core earnings	282	(433)	(294)	-	132	(313)
NCI	86	-	-	-	8	94
Participating policyholders	19	(28)	-	-	-	(9)
Core net investment result	1,135	498	813	-	170	2,616
Core net investment result, CER adjustment(1)	10	-	9	-	-	19
Core net investment result, CER basis	$1,145	$498	$822	$-	$170	$2,635

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$172	$-	$1,651	$-	$1,823
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	6	-	(98)	-	(92)
Core earnings in Manulife Bank and Global WAM	-	166	-	1,749	-	1,915
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	12	-	12
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$166	$-	$1,761	$-	$1,927

Other reconciliation
Other revenue per financial statements	$116	$218	$138	$6,198	$(447)	$6,223
General expenses per financial statements	(263)	(456)	(133)	(2,544)	(362)	(3,758)
Commissions related to non-insurance contracts	(21)	(53)	5	(1,258)	34	(1,293)
Interest expenses per financial statements	(402)	(690)	(10)	(4)	(462)	(1,568)
Total financial statements values included in Other	(570)	(981)	-	2,392	(1,237)	(396)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(901)	-	2,366	-	1,465
Consolidation and other adjustments to net investment result DOE line	-	-	23	-	(526)	(503)
Less: Other attributed to:
Items excluded from core earnings	(344)	7	33	-	(43)	(347)
NCI	11	-	-	26	-	37
Participating policyholders	(11)	(5)	-	-	-	(16)
Add: Participating policyholders’ earnings transfer to shareholders	52	11	-	-	-	63
Other core earnings	(174)	(71)	(56)	-	(668)	(969)
Other core earnings, CER adjustment(1)	(2)	-	(1)	-	-	(3)
Other core earnings, CER basis	$(176)	$(71)	$(57)	$-	$(668)	$(972)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(446)	$(175)	$(74)	$(271)	$38	$(928)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(44)	86	140	22	(96)	108
NCI	2	-	-	-	-	2
Participating policyholders	(74)	38	-	-	-	(36)
Core income tax (expenses) recoveries	(330)	(299)	(214)	(293)	134	(1,002)
Core income tax (expenses) recoveries, CER adjustment(1)	(3)	-	(3)	(2)	1	(7)
Core income tax (expenses) recoveries, CER basis	$(333)	$(299)	$(217)	$(295)	$135	$(1,009)
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2026	53
DOE Reconciliation – YTD 2025
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,826	$1,152	$258	$-	$34	$3,270
Less: Insurance service result attributed to:
Items excluded from core earnings	(75)	83	65	-	1	74
NCI	65	-	-	-	-	65
Participating policyholders	187	65	-	-	-	252
Core net insurance service result	1,649	1,004	193	-	33	2,879
Core net insurance service result, CER adjustment(1)	(11)	-	(2)	-	2	(11)
Core net insurance service result, CER basis	$1,638	$1,004	$191	$-	$35	$2,868

Total investment result reconciliation
Total investment result per financial statements	$1,682	$1,133	$(1,045)	$(690)	$691	$1,771
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	997	-	(690)	-	307
Add: Consolidation and other adjustments from Other DOE line	(1)	4	53	-	(501)	(445)
Less: Net investment result attributed to:
Items excluded from core earnings	427	(254)	(1,966)	(1)	(74)	(1,868)
NCI	245	-	-	1	(2)	244
Participating policyholders	16	(55)	-	-	-	(39)
Core net investment result	993	449	974	-	266	2,682
Core net investment result, CER adjustment(1)	(17)	-	1	-	-	(16)
Core net investment result, CER basis	$976	$449	$975	$-	$266	$2,666

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$161	$-	$1,709	$-	$1,870
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	4	-	10	-	14
Core earnings in Manulife Bank and Global WAM	-	157	-	1,699	-	1,856
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(3)	-	(3)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$157	$-	$1,696	$-	$1,853

Other reconciliation
Other revenue per financial statements	$(18)	$231	$121	$5,901	$(253)	$5,982
General expenses per financial statements	(247)	(458)	(142)	(2,371)	(356)	(3,574)
Commissions related to non-insurance contracts	4	(51)	10	(1,129)	31	(1,135)
Interest expenses per financial statements	(17)	(625)	(11)	(2)	(470)	(1,125)
Total financial statements values included in Other	(278)	(903)	(22)	2,399	(1,048)	148
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(836)	-	2,399	-	1,563
Consolidation and other adjustments to net investment result DOE line	(1)	4	53	-	(501)	(445)
Less: Other attributed to:
Items excluded from core earnings	(73)	11	5	(2)	111	52
NCI	9	1	-	2	(1)	11
Participating policyholders	(10)	(3)	-	-	-	(13)
Add: Participating policyholders’ earnings transfer to shareholders	33	9	-	-	-	42
Other core earnings	(170)	(71)	(80)	-	(657)	(978)
Other core earnings, CER adjustment(1)	2	-	-	-	-	2
Other core earnings, CER basis	$(168)	$(71)	$(80)	$-	$(657)	$(976)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(513)	$(298)	$201	$(258)	$144	$(724)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(114)	(4)	401	(1)	(9)	273
NCI	(75)	(1)	-	-	1	(75)
Participating policyholders	(36)	25	-	-	-	(11)
Core income tax (expenses) recoveries	(288)	(318)	(200)	(257)	152	(911)
Core income tax (expenses) recoveries, CER adjustment(1)	2	-	1	1	(1)	3
Core income tax (expenses) recoveries, CER basis	$(286)	$(318)	$(199)	$(256)	$151	$(908)
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2026	54
DOE Reconciliation – 2025
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$2,518	$1,514	$394	$-	$100	$4,526
Less: Insurance service result attributed to:
Items excluded from core earnings	(79)	81	88	-	(1)	89
NCI	85	-	-	-	-	85
Participating policyholders	257	90	-	-	-	347
Core net insurance service result	$2,255	$1,343	$306	$-	$101	$4,005
Core net insurance service result, CER adjustment(1)	(11)	-	(1)	-	2	(10)
Core net insurance service result, CER basis	$2,244	$1,343	$305	$-	$103	$3,995

Total investment result reconciliation
Total investment result per financial statements	$2,004	$1,449	$(1,083)	$(977)	$1,016	$2,409
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	1,338	-	(977)	-	361
Add: Consolidation and other adjustments from Other DOE line	-	3	80	-	(682)	(599)
Less: Net investment result attributed to:
Items excluded from core earnings	364	(429)	(2,275)	(1)	(21)	(2,362)
NCI	253	-	-	1	(2)	252
Participating policyholders	22	(62)	-	-	-	(40)
Core net investment result	1,365	605	1,272	-	357	3,599
Core net investment result, CER adjustment(1)	(19)	-	1	-	1	(17)
Core net investment result, CER basis	$1,346	$605	$1,273	$-	$358	$3,582

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$211	$-	$2,245	$-	$2,456
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	3	-	(37)	-	(34)
Core earnings in Manulife Bank and Global WAM	-	208	-	2,282	-	2,490
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(1)	-	(1)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$208	$-	$2,281	$-	$2,489

Other reconciliation
Other revenue per financial statements	$13	$301	$160	$8,020	$(365)	$8,129
General expenses per financial statements	(366)	(617)	(181)	(3,260)	(477)	(4,901)
Commissions related to non-insurance contracts	3	(69)	16	(1,528)	39	(1,539)
Interest expenses per financial statements	(43)	(842)	(14)	(3)	(628)	(1,530)
Total financial statements values included in Other	(393)	(1,227)	(19)	3,229	(1,431)	159
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(1,127)	-	3,222	-	2,095
Consolidation and other adjustments to net investment result DOE line	-	3	80	-	(683)	(600)
Less: Other attributed to:
Items excluded from core earnings	(84)	3	(2)	(2)	135	50
NCI	13	1	-	9	(1)	22
Participating policyholders	(12)	-	-	-	-	(12)
Add: Participating policyholders’ earnings transfer to shareholders	48	14	-	-	-	62
Other core earnings	(262)	(93)	(97)	-	(882)	(1,334)
Other core earnings, CER adjustment(1)	3	-	-	-	-	3
Other core earnings, CER basis	$(259)	$(93)	$(97)	$-	$(882)	$(1,331)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(716)	$(384)	$181	$(341)	$226	$(1,034)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(198)	21	456	9	21	309
NCI	(81)	(1)	-	-	1	(81)
Participating policyholders	(48)	25	-	-	-	(23)
Core income tax (expenses) recoveries	(389)	(429)	(275)	(350)	204	(1,239)
Core income tax (expenses) recoveries, CER adjustment(1)	3	-	-	-	(1)	2
Core income tax (expenses) recoveries, CER basis	$(386)	$(429)	$(275)	$(350)	$203	$(1,237)
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2026	55
General expenses, CER basis
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
General expenses	$1,259	$1,248	$1,251	$1,327	$1,232	$3,758	$3,574	$4,901
CER adjustment(1)	-	8	11	1	-	19	1	-
General expenses, CER basis	$1,259	$1,256	$1,262	$1,328	$1,232	$3,777	$3,575	$4,901
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
The CSM is a liability that represents future unearned profits on insurance contracts written. It is a component of insurance and reinsurance contract liabilities on the Statement of Financial Position and includes amounts attributed to common shareholders, participating policyholders and NCI.
Our reporting of CSM is net of NCI. Changes, or movement, in the CSM net of NCI are classified as organic and inorganic.
CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.
Changes in CSM net of NCI that are classified as organic include the following impacts:
•Impact of new insurance business (“impact of new business” or “new business CSM”) is the impact from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact from entering into new in-force reinsurance contracts which would generally be considered a management action.
•Expected movement related to finance income or expenses (“interest accretion”) includes interest accreted on the
CSM net of NCI during the period and the expected change on VFA contracts if returns are as expected.
•CSM recognized for service provided (“CSM amortization”) is the portion of the CSM net of NCI that is recognized in net income for service provided in the period; and
•Insurance experience gains (losses) and other is primarily the change from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.
Changes in CSM net of NCI that are classified as inorganic include the following impacts:
•Updates to actuarial methods and assumptions that adjust the CSM;
•Effect of movement in exchange rates over the reporting period;
•Impact of markets; and
•Reinsurance transactions, tax-related and other items that reflect the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantively enacted income tax rate changes, material adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.
Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of NCI is used in the adjusted book value per share calculation and is calculated as the CSM net of NCI adjusted for the marginal income tax rate in the jurisdictions that report this balance.
Growth in the CSM net of NCI from organic CSM movement measures the percent growth or decline in our CSM balance due to organic change, or movement, in the CSM during the year. It is a measure of the CSM generation capability of our underlying business. It is calculated as the percentage growth / decline in our annualized year-to-date change in organic CSM net of NCI divided by the prior year-end CSM net of NCI balance on a constant exchange rate basis.
New business CSM growth is the percentage change in the new business CSM compared with a prior period on a constant exchange rate basis.

Manulife Financial Corporation – Third Quarter 2026	56
CSM and post-tax CSM information
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025
CSM	$29,070	$29,205	$27,325	$26,568	$26,283
Less: CSM for NCI	1,752	1,942	1,736	1,599	1,565
CSM, net of NCI	$27,318	$27,263	$25,589	$24,969	$24,718
CER adjustment(1)	-	175	472	795	379
CSM, net of NCI, CER basis	$27,318	$27,438	$26,061	$25,764	$25,097
CSM by segment
Asia	$19,741	$19,562	$18,228	$17,750	$17,580
Asia NCI	1,752	1,942	1,736	1,599	1,565
Canada	4,351	4,509	4,432	4,459	4,490
U.S.	3,220	3,188	2,927	2,760	2,649
Corporate and Other	6	4	2	-	(1)
CSM	$29,070	$29,205	$27,325	$26,568	$26,283
CSM, CER adjustment(1)
Asia	$-	$173	$422	$696	$326
Asia NCI	-	22	79	120	123
Canada	-	-	-	-	-
U.S.	-	3	51	99	54
Corporate and Other	-	(1)	-	-	-
Total	$-	$197	$552	$915	$503
CSM, CER basis
Asia	$19,741	$19,735	$18,650	$18,446	$17,906
Asia NCI	1,752	1,964	1,815	1,719	1,688
Canada	4,351	4,509	4,432	4,459	4,490
U.S.	3,220	3,191	2,978	2,859	2,703
Corporate and Other	6	3	2	-	(1)
Total CSM, CER basis	$29,070	$29,402	$27,877	$27,483	$26,786
Post-tax CSM
CSM	$29,070	$29,205	$27,325	$26,568	$26,283
Marginal tax rate on CSM	(4,802)	(4,781)	(4,510)	(4,403)	(4,347)
Post-tax CSM	$24,268	$24,424	$22,815	$22,165	$21,936
CSM, net of NCI	$27,318	$27,263	$25,589	$24,969	$24,718
Marginal tax rate on CSM net of NCI	(4,617)	(4,596)	(4,334)	(4,236)	(4,181)
Post-tax CSM net of NCI	$22,701	$22,667	$21,255	$20,733	$20,537
(1)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 3Q26.

Manulife Financial Corporation – Third Quarter 2026	57
New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
New business CSM
Hong Kong	$385	$322	$316	$244	$287	$1,023	$889	$1,133
Japan	104	122	167	159	76	393	231	390
Chinese Mainland	43	66	114	55	112	223	301	356
Singapore	155	228	165	159	182	548	460	619
Other(2)	38	39	40	80	55	117	209	289
Asia	725	777	802	697	712	2,304	2,090	2,787
Canada	114	129	103	135	109	346	300	435
U.S.	118	118	114	188	145	350	365	553
Total new business CSM	$957	$1,024	$1,019	$1,020	$966	$3,000	$2,755	$3,775
New business CSM, CER adjustment(3)
Hong Kong	$-	$3	$6	$1	$5	$9	$1	$2
Japan	-	1	1	(4)	(5)	2	(16)	(21)
Chinese Mainland	-	1	6	3	9	7	20	23
Singapore	-	2	3	2	4	5	11	13
Other(2)	-	1	-	(1)	(1)	1	(2)	(2)
Asia	-	8	16	1	12	24	14	15
Canada	-	-	-	-	-	-	-	-
U.S.	-	-	3	-	3	3	1	1
Total new business CSM	$-	$8	$19	$1	$15	$27	$15	$16
New business CSM, CER basis
Hong Kong	$385	$325	$322	$245	$292	$1,032	$890	$1,135
Japan	104	123	168	155	71	395	215	369
Chinese Mainland	43	67	120	58	121	230	321	379
Singapore	155	230	168	161	186	553	471	632
Other(2)	38	40	40	79	54	118	207	287
Asia	725	785	818	698	724	2,328	2,104	2,802
Canada	114	129	103	135	109	346	300	435
U.S.	118	118	117	188	148	353	366	554
Total new business CSM, CER basis	$957	$1,032	$1,038	$1,021	$981	$3,027	$2,770	$3,791
(1)New business CSM is net of NCI.
(2)Other includes Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines and Vietnam.
(3)The impact of updating foreign exchange rates to that which was used in 3Q26.

Manulife Financial Corporation – Third Quarter 2026	58
Net income financial measures on a CER basis
(Canadian $ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Net income (loss) attributed to shareholders:
Asia	$713	$1,062	$595	$623	$895	$2,370	$2,349	$2,972
Canada	205	306	238	252	449	749	1,061	1,313
U.S.	192	153	138	81	(75)	483	(608)	(527)
Global WAM	463	514	403	452	523	1,380	1,448	1,900
Corporate and Other	(149)	75	(227)	91	7	(301)	(177)	(86)
Total net income (loss) attributed to shareholders	1,424	2,110	1,147	1,499	1,799	4,681	4,073	5,572
Preferred share dividends and other equity distributions	(59)	(103)	(58)	(103)	(58)	(220)	(218)	(321)
Common shareholders’ net income (loss)	$1,365	$2,007	$1,089	$1,396	$1,741	$4,461	$3,855	$5,251
CER adjustment(1)
Asia	$-	$12	$10	$2	$32	$22	$21	$24
Canada	-	-	-	-	-	-	-	-
U.S.	-	2	3	-	(3)	5	12	12
Global WAM	-	5	7	-	7	12	(3)	(3)
Corporate and Other	-	4	(5)	(1)	1	(1)	16	14
Total net income (loss) attributed to shareholders	-	23	15	1	37	38	46	47
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$23	$15	$1	$37	$38	$46	$47
Net income (loss) attributed to shareholders, CER basis
Asia	$713	$1,074	$605	$625	$927	$2,392	$2,370	$2,996
Canada	205	306	238	252	449	749	1,061	1,313
U.S.	192	155	141	81	(78)	488	(596)	(515)
Global WAM	463	519	410	452	530	1,392	1,445	1,897
Corporate and Other	(149)	79	(232)	90	8	(302)	(161)	(72)
Total net income (loss) attributed to shareholders, CER basis	1,424	2,133	1,162	1,500	1,836	4,719	4,119	5,619
Preferred share dividends and other equity distributions, CER basis	(59)	(103)	(58)	(103)	(58)	(220)	(218)	(321)
Common shareholders’ net income (loss), CER basis	$1,365	$2,030	$1,104	$1,397	$1,778	$4,499	$3,901	$5,298
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$510	$768	$433	$447	$649	$1,711	$1,684	$2,131
CER adjustment, US $(1)	-	(1)	(1)	(1)	14	(2)	9	8
Asia net income (loss) attributed to shareholders, US $, CER basis(1)	$510	$767	$432	$446	$663	$1,709	$1,693	$2,139
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,424	$2,110	$1,147	$1,499	$1,799	$4,681	$4,073	$5,572
Tax on net income attributed to shareholders	254	427	215	292	283	896	637	929
Net income (loss) attributed to shareholders (pre-tax)	1,678	2,537	1,362	1,791	2,082	5,577	4,710	6,501
CER adjustment(1)	-	23	19	6	7	42	(3)	3
Net income (loss) attributed to shareholders (pre-tax), CER basis	$1,678	$2,560	$1,381	$1,797	$2,089	$5,619	$4,707	$6,504
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the respective reporting period.

Manulife Financial Corporation – Third Quarter 2026	59
AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the
General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.
Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	September 30, 2026						September 30, 2026
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$32,676	$-	$-	$-	$32,676	$-	$-
Derivative reclassification(2)	-	-	-	-	5,681	5,681	-	-
Other	206,555	84,192	122,365	10,787	23,847	447,746	145,530	86,187
Total	206,555	116,868	122,365	10,787	29,528	486,103	145,530	86,187
Segregated funds net assets
Institutional	-	-	-	3,101	-	3,101	-	-
Other(3)	36,440	37,881	78,397	332,663	(47)	485,334	25,678	55,219
Total	36,440	37,881	78,397	335,764	(47)	488,435	25,678	55,219
AUM per financial statements	242,995	154,749	200,762	346,551	29,481	974,538	171,208	141,406
Mutual funds	-	-	-	355,312	-	355,312	-	-
Institutional asset management(4)	-	-	-	195,828	-	195,828	-	-
Other funds	-	-	-	29,854	-	29,854	-	-
Total AUM	242,995	154,749	200,762	927,545	29,481	1,555,532	171,208	141,406
Assets under administration	-	-	-	269,978	-	269,978	-	-
Total AUMA	$242,995	$154,749	$200,762	$1,197,523	$29,481	$1,825,510	$171,208	$141,406
Total AUMA, US $(5)						$1,285,796

Total AUMA	$242,995	$154,749	$200,762	$1,197,523	$29,481	$1,825,510
CER adjustment(6)	-	-	-	-	-	-
Total AUMA, CER basis	$242,995	$154,749	$200,762	$1,197,523	$29,481	$1,825,510

Global WAM Managed AUMA
Global WAM AUMA				$1,197,523
AUM managed by Global WAM for Manulife’s other segments				237,384
Total				$1,434,907
(1)Represents net lending assets.
(2)Corporate and Other amount is related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.
(3)Corporate and Other segregated funds net assets represent elimination of amounts held by the Company.
(4)Institutional asset management excludes Institutional segregated funds net assets.
(5)US$ AUMA is calculated as total AUMA in Canadian $ divided by the US$ exchange rate in effect at the end of the quarter.
(6)The impact of updating foreign exchange rates to that which was used in 3Q26.

Manulife Financial Corporation – Third Quarter 2026	60
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	June 30, 2026						June 30, 2026
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$31,748	$-	$-	$-	$31,748	$-	$-
Derivative reclassification(2)	-	-	-	-	3,249	3,249	-	-
Other	203,093	86,620	127,060	11,490	22,517	450,780	143,152	89,558
Total	203,093	118,368	127,060	11,490	25,766	485,777	143,152	89,558
Segregated funds net assets
Institutional	-	-	-	3,184	-	3,184	-	-
Other(3)	35,965	38,424	81,290	339,047	(48)	494,678	25,353	57,296
Total	35,965	38,424	81,290	342,231	(48)	497,862	25,353	57,296
AUM per financial statements	239,058	156,792	208,350	353,721	25,718	983,639	168,505	146,854
Mutual funds	-	-	-	365,100	-	365,100	-	-
Institutional asset management(4)	-	-	-	197,673	-	197,673	-	-
Other funds	-	-	-	28,487	-	28,487	-	-
Total AUM	239,058	156,792	208,350	944,981	25,718	1,574,899	168,505	146,854
Assets under administration	-	-	-	272,311	-	272,311	-	-
Total AUMA	$239,058	$156,792	$208,350	$1,217,292	$25,718	$1,847,210	$168,505	$146,854
Total AUMA, US $(5)						$1,301,998

Total AUMA	$239,058	$156,792	$208,350	$1,217,292	$25,718	$1,847,210
CER adjustment(6)	1,793	-	150	1,906	-	3,849
Total AUMA, CER basis	$240,851	$156,792	$208,500	$1,219,198	$25,718	$1,851,059

Global WAM Managed AUMA
Global WAM AUMA				$1,217,292
AUM managed by Global WAM for Manulife’s other segments				244,112
Total				$1,461,404
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at September 30, 2026 above.

Manulife Financial Corporation – Third Quarter 2026	61
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	March 31, 2026						March 31, 2026
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$30,456	$-	$-	$-	$30,456	$-	$-
Derivative reclassification(2)	-	-	-	-	4,317	4,317	-	-
Other	188,673	83,796	123,233	10,900	20,439	427,041	135,208	88,304
Total	188,673	114,252	123,233	10,900	24,756	461,814	135,208	88,304
Segregated funds net assets
Institutional	-	-	-	3,083	-	3,083	-	-
Other(3)	32,053	36,840	75,438	308,289	(35)	452,585	22,972	54,056
Total	32,053	36,840	75,438	311,372	(35)	455,668	22,972	54,056
AUM per financial statements	220,726	151,092	198,671	322,272	24,721	917,482	158,180	142,360
Mutual funds	-	-	-	331,267	-	331,267	-	-
Institutional asset management(4)	-	-	-	186,826	-	186,826	-	-
Other funds	-	-	-	24,427	-	24,427	-	-
Total AUM	220,726	151,092	198,671	864,792	24,721	1,460,002	158,180	142,360
Assets under administration	-	-	-	245,326	-	245,326	-	-
Total AUMA	$220,726	$151,092	$198,671	$1,110,118	$24,721	$1,705,328	$158,180	$142,360
Total AUMA, US $(5)						$1,221,975

Total AUMA	$220,726	$151,092	$198,671	$1,110,118	$24,721	$1,705,328
CER adjustment(6)	5,346	-	3,458	15,063	-	23,867
Total AUMA, CER basis	$226,072	$151,092	$202,129	$1,125,181	$24,721	$1,729,195

Global WAM Managed AUMA
Global WAM AUMA				$1,110,118
AUM managed by Global WAM for Manulife’s other segments				230,577
Total				$1,340,695
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at September 30, 2026 above.

Manulife Financial Corporation – Third Quarter 2026	62
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	December 31, 2025						December 31, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$29,896	$-	$-	$-	$29,896	$-	$-
Derivative reclassification(2)	-	-	-	-	4,737	4,737	-	-
Other	185,848	84,587	122,591	9,787	22,482	425,295	135,597	89,434
Total	185,848	114,483	122,591	9,787	27,219	459,928	135,597	89,434
Segregated funds net assets
Institutional	-	-	-	3,075	-	3,075	-	-
Other(3)	32,245	38,218	77,272	310,491	(47)	458,179	23,527	56,372
Total	32,245	38,218	77,272	313,566	(47)	461,254	23,527	56,372
AUM per financial statements	218,093	152,701	199,863	323,353	27,172	921,182	159,124	145,806
Mutual funds	-	-	-	338,443	-	338,443	-	-
Institutional asset management(4)	-	-	-	176,402	-	176,402	-	-
Other funds	-	-	-	22,371	-	22,371	-	-
Total AUM	218,093	152,701	199,863	860,569	27,172	1,458,398	159,124	145,806
Assets under administration	-	-	-	246,021	-	246,021	-	-
Total AUMA	$218,093	$152,701	$199,863	$1,106,590	$27,172	$1,704,419	$159,124	$145,806
Total AUMA, US $(5)						$1,243,422

Total AUMA	$218,093	$152,701	$199,863	$1,106,590	$27,172	$1,704,419
CER adjustment(6)	9,016	-	7,181	29,939	-	46,136
Total AUMA, CER basis	$227,109	$152,701	$207,044	$1,136,529	$27,172	$1,750,555

Global WAM Managed AUMA
Global WAM AUMA				$1,106,590
AUM managed by Global WAM for Manulife’s other segments				234,370
Total				$1,340,960
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at September 30, 2026 above.

Manulife Financial Corporation – Third Quarter 2026	63
AUM and AUMA reconciliations
($ Canadian in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	September 30, 2025						September 30, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$29,112	$-	$-	$-	$29,112	$-	$-
Derivative reclassification(2)	-	-	-	-	3,308	3,308	-	-
Other	184,344	84,860	124,710	10,999	21,634	426,547	132,487	89,629
Total	184,344	113,972	124,710	10,999	24,942	458,967	132,487	89,629
Segregated funds net assets
Institutional	-	-	-	3,106	-	3,106	-	-
Other(3)	31,646	38,654	78,304	311,195	(51)	459,748	22,747	56,277
Total	31,646	38,654	78,304	314,301	(51)	462,854	22,747	56,277
AUM per financial statements	215,990	152,626	203,014	325,300	24,891	921,821	155,234	145,906
Mutual funds	-	-	-	350,545	-	350,545	-	-
Institutional asset management(4)	-	-	-	159,321	-	159,321	-	-
Other funds	-	-	-	21,518	-	21,518	-	-
Total AUM	215,990	152,626	203,014	856,684	24,891	1,453,205	155,234	145,906
Assets under administration	-	-	-	241,359	-	241,359	-	-
Total AUMA	$215,990	$152,626	$203,014	$1,098,043	$24,891	$1,694,564	$155,234	$145,906
Total AUMA, US $(5)						$1,217,884

Total AUMA	$215,990	$152,626	$203,014	$1,098,043	$24,891	$1,694,564
CER adjustment(6)	5,232	-	4,178	16,284	-	25,694
Total AUMA, CER basis	$221,222	$152,626	$207,192	$1,114,327	$24,891	$1,720,258

Global WAM Managed AUMA
Global WAM AUMA				$1,098,043
AUM managed by Global WAM for Manulife’s other segments				233,702
Total				$1,331,745
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at September 30, 2026 above.

Manulife Financial Corporation – Third Quarter 2026	64
Global WAM AUMA and Managed AUMA by business line and geographic source
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Sept 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sept 30, 2025
Global WAM AUMA by business line
Retirement	$621,159	$630,101	$569,533	$572,613	$575,220
Retail	372,771	381,305	346,105	350,180	356,419
Institutional asset management	203,593	205,886	194,480	183,797	166,404
Total	$1,197,523	$1,217,292	$1,110,118	$1,106,590	$1,098,043
Global WAM AUMA by business line, CER basis(1)
Retirement	$621,159	$630,438	$577,058	$588,278	$584,119
Retail	372,771	381,997	350,492	358,877	361,263
Institutional asset management	203,593	206,763	197,631	189,374	168,945
Total	$1,197,523	$1,219,198	$1,125,181	$1,136,529	$1,114,327
Global WAM AUMA by geographic source
Asia	$179,214	$181,504	$161,912	$156,030	$153,921
Canada	291,257	292,174	272,348	273,978	275,486
U.S.	727,052	743,614	675,858	676,582	668,636
Total	$1,197,523	$1,217,292	$1,110,118	$1,106,590	$1,098,043
Global WAM AUMA by geographic source, CER basis(1)
Asia	$179,214	$182,504	$164,887	$161,401	$156,194
Canada	291,257	292,174	272,348	273,978	275,486
U.S.	727,052	744,520	687,946	701,150	682,647
Total	$1,197,523	$1,219,198	$1,125,181	$1,136,529	$1,114,327
Global WAM Managed AUMA by business line
Retirement	$621,159	$630,101	$569,533	$572,613	$575,220
Retail	455,806	466,331	426,136	432,834	440,149
Institutional asset management	357,942	364,972	345,026	335,513	316,376
Total	$1,434,907	$1,461,404	$1,340,695	$1,340,960	$1,331,745
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$621,159	$630,438	$577,058	$588,278	$584,119
Retail	455,806	462,292	426,642	438,041	440,389
Institutional asset management	357,942	365,953	350,416	345,733	321,527
Total	$1,434,907	$1,458,683	$1,354,116	$1,372,052	$1,346,035
Global WAM Managed AUMA by geographic source
Asia	$274,147	$278,750	$252,336	$248,228	$242,968
Canada	342,909	345,109	323,898	327,177	328,891
U.S.	817,851	837,545	764,461	765,555	759,886
Total	$1,434,907	$1,461,404	$1,340,695	$1,340,960	$1,331,745
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$274,147	$279,815	$256,795	$256,831	$246,936
Canada	342,909	345,109	323,898	327,177	328,891
U.S.	817,851	833,759	773,423	788,044	770,208
Total	$1,434,907	$1,458,683	$1,354,116	$1,372,052	$1,346,035
(1)AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 3Q26.
Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Financial Corporation – Third Quarter 2026	65
Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025
($ millions)
Mortgages	$58,719	$59,100	$57,813	$57,119	$56,747
Less: mortgages not held by Manulife Bank	29,288	30,395	30,223	29,958	30,185
Total mortgages held by Manulife Bank	29,431	28,705	27,590	27,161	26,562
Loans to Bank clients	3,245	3,043	2,866	2,735	2,550
Manulife Bank net lending assets	$32,676	$31,748	$30,456	$29,896	$29,112
Manulife Bank average net lending assets
Beginning of period	$31,748	$30,456	$29,896	$29,112	$28,138
End of period	32,676	31,748	30,456	29,896	29,112
Manulife Bank average net lending assets by quarter	$32,212	$31,102	$30,176	$29,504	$28,625
Manulife Bank average net lending assets – Year-to-date	$31,286
Manulife Bank average net lending assets – full year				$28,307
Financial leverage ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments, divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.
Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per common share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025
($ millions)
Common shareholders’ equity	$46,412	$45,664	$43,972	$43,461	$44,056
Post-tax CSM, net of NCI	22,701	22,667	21,255	20,733	20,537
Adjusted book value	$69,113	$68,331	$65,227	$64,194	$64,593
Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; (ii)
post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025
($ millions)
Total equity	$55,779	$54,927	$53,056	$52,488	$52,991
Less: AOCI gain / (loss) on cash flow hedges	144	119	64	87	58
Total equity excluding AOCI on cash flow hedges	55,635	54,808	52,992	52,401	52,933
Post-tax CSM	24,268	24,424	22,815	22,165	21,936
Qualifying capital instruments	8,665	7,590	7,018	6,990	7,011
Consolidated capital	$88,568	$86,822	$82,825	$81,556	$81,880

Manulife Financial Corporation – Third Quarter 2026	66
Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core
EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Global WAM core earnings (post-tax)	$503	$505	$448	$490	$525	$1,456	$1,442	$1,932
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	104	101	88	93	82	293	257	350
Amortization of deferred acquisition costs and other depreciation	43	62	63	61	44	168	141	202
Amortization of deferred sales commissions	27	25	24	24	21	76	63	87
Core EBITDA	$677	$693	$623	$668	$672	$1,993	$1,903	$2,571
CER adjustment(1)	-	6	8	1	7	14	(2)	(1)
Core EBITDA, CER basis	$677	$699	$631	$669	$679	$2,007	$1,901	$2,570
Core EBITDA by business line
Retirement	$372	$354	$337	$373	$387	$1,063	$1,096	$1,469
Retail	210	220	191	210	204	621	585	795
Institutional asset management	95	119	95	85	81	309	222	307
Total	$677	$693	$623	$668	$672	$1,993	$1,903	$2,571
Core EBITDA by geographic source
Asia	$150	$163	$136	$153	$185	$449	$541	$694
Canada	173	173	165	174	180	511	505	679
U.S.	354	357	322	341	307	1,033	857	1,198
Total	$677	$693	$623	$668	$672	$1,993	$1,903	$2,571
Core EBITDA by business line, CER basis(2)
Retirement	$372	$357	$342	$373	$392	$1,071	$1,097	$1,469
Retail	210	222	192	210	205	624	583	794
Institutional asset management	95	120	97	86	82	312	221	307
Total, CER basis	$677	$699	$631	$669	$679	$2,007	$1,901	$2,570
Core EBITDA by geographic source, CER basis(2)
Asia	$150	$164	$138	$153	$186	$452	$537	$690
Canada	173	173	165	174	180	511	505	679
U.S.	354	362	328	342	313	1,044	859	1,201
Total, CER basis	$677	$699	$631	$669	$679	$2,007	$1,901	$2,570
(1)The impact of updating foreign exchange rates to that which was used in 3Q26.
(2)Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q26.
Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global
WAM business on a more comparable basis to how the profitability of global asset managers is measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Manulife Financial Corporation – Third Quarter 2026	67

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Core EBITDA margin
Core EBITDA	$677	$693	$623	$668	$672	$1,993	$1,903	$2,571
Core revenue	$2,288	$2,220	$2,146	$2,285	$2,175	$6,654	$6,384	$8,669
Core EBITDA margin	29.6%	31.2%	29.0%	29.2%	30.9%	30.0%	29.8%	29.7%
Global WAM core revenue
Other revenue per financial statements	$2,077	$2,216	$1,930	$2,147	$2,145	$6,223	$5,982	$8,129
Less: Other revenue in segments other than Global WAM	(74)	155	(56)	28	121	25	79	107
Other revenue in Global WAM (fee income)	$2,151	$2,061	$1,986	$2,119	$2,024	$6,198	$5,903	$8,022
Investment income per financial statements	$5,087	$4,875	$4,536	$5,358	$4,682	$14,498	$13,656	$19,014
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	(2,237)	5,705	(1,384)	1,106	3,784	2,084	5,169	6,275
Total investment income	2,850	10,580	3,152	6,464	8,466	16,582	18,825	25,289
Less: Investment income in segments other than Global WAM	2,727	10,370	3,015	6,300	8,275	16,112	18,288	24,588
Investment income in Global WAM	$123	$210	$137	$164	$191	$470	$537	$701
Total other revenue and investment income in Global WAM	$2,274	$2,271	$2,123	$2,283	$2,215	$6,668	$6,440	$8,723
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(33)	28	(28)	(1)	24	(33)	30	29
Revenue related to integration and acquisitions	19	23	5	(1)	16	47	26	25
Global WAM core revenue	$2,288	$2,220	$2,146	$2,285	$2,175	$6,654	$6,384	$8,669
Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses excluding such items as legal provisions for settlements, restructuring charges, amortization of acquisition-related intangible assets and expenses related to integration and acquisitions, that have been excluded from core earnings. Consistent with our definition of core earnings, amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements, is now excluded from core expenses commencing in 3Q25. For more information, please see above for details of our definition of core earnings.
Total expenses include the following amounts from our financial statements:
1.General expenses that flow directly through income;
2.Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income; and
3.Directly attributable acquisition expenses for contracts measured using the PAA method and for products without a CSM, both of which are reported in insurance service expenses, and flow directly through income.

Manulife Financial Corporation – Third Quarter 2026	68

	Quarterly Results					YTD Results		Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Core expenses
General expenses – Statements of Income	$1,259	$1,248	$1,251	$1,327	$1,232	$3,758	$3,574	$4,901
Directly attributable acquisition expense for contracts measured using the PAA method and products without a CSM(1)	45	43	48	48	42	136	124	172
Directly attributable maintenance expense(1)	557	559	552	542	524	1,668	1,570	2,112
Total expenses	1,861	1,850	1,851	1,917	1,798	5,562	5,268	7,185
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	-	16	-	-	-	16
Amortization of acquisition-related intangible assets	24	21	23	16	8	68	8	24
Integration and acquisition	-	-	-	7	22	-	22	29
Legal provisions and Other expenses	4	3	1	5	10	8	15	20
Total	28	24	24	44	40	76	45	89
Core expenses	$1,833	$1,826	$1,827	$1,873	$1,758	$5,486	$5,223	$7,096
CER adjustment(2)	-	10	19	2	12	29	(3)	(1)
Core expenses, CER basis	$1,833	$1,836	$1,846	$1,875	$1,770	$5,515	$5,220	$7,095
Total expenses	$1,861	$1,850	$1,851	$1,917	$1,798	$5,562	$5,268	$7,185
CER adjustment(2)	-	10	19	2	13	29	(2)	1
Total expenses, CER basis	$1,861	$1,860	$1,870	$1,919	$1,811	$5,591	$5,266	$7,186
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)The impact of updating foreign exchange rates to that which was used in 3Q26.
Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenses.
Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.
Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.
Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	3Q26	2Q26	1Q26	4Q25	3Q25	2026	2025	2025
Income before income taxes	$1,753	$2,772	$1,466	$1,905	$2,229	$5,991	$5,189	$7,094
Less: Income before income taxes for segments other than Global WAM	1,188	2,149	977	1,363	1,623	4,314	3,480	4,843
Global WAM income before income taxes	565	623	489	542	606	1,677	1,709	2,251
Items unrelated to net fee income	825	741	793	834	715	2,359	2,121	2,955
Global WAM net fee income	1,390	1,364	1,282	1,376	1,321	4,036	3,830	5,206
Less: Net fee income from other segments	186	171	167	196	176	524	517	713
Global WAM net fee income excluding net fee income from other segments	1,204	1,193	1,115	1,180	1,145	3,512	3,313	4,493
Net annualized fee income	$4,777	$4,785	$4,522	$4,682	$4,543	$4,696	$4,427	$4,492
Average Assets under Management and Administration	$1,198,057	$1,161,611	$1,117,621	$1,115,108	$1,065,832	$1,158,391	$1,037,962	$1,070,839
Net fee income yield (bps)	39.9	41.2	40.4	42.0	42.6	40.5	42.6	41.9

Manulife Financial Corporation – Third Quarter 2026	69
New business value (“NBV”) is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital calculated under the LICAT framework in Canada, the International High Net Worth business, and business ceded to an affiliate reinsurer, and the local capital requirements in Asia and the U.S., on actual new business sold in the period using assumptions with respect to future experience. NBV excludes businesses with immaterial insurance risks, Global WAM, Manulife Bank and the P&C Reinsurance business. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding NCI. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in the first quarter of 2013, subsequent deposits into existing
U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary products sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.
Remittances is defined as the cash remitted or made available for distribution to Manulife Financial Corporation from its subsidiaries, prior to payment of financing costs, dividends, and other capital deployments. It is a key metric used by management to evaluate our financial flexibility.
E4Caution Regarding Forward-Looking Statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities
Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the Company’s strategic priorities and targets, its medium-term financial and operating targets, the expected impact of the reinsurance transaction described herein, future premium increases, planned share buybacks, the probability and impact of LICAT scenario switches, and the anticipated benefits and value derived from the use of AI, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”,
“believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative of any thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties);
changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate;
changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax

Manulife Financial Corporation – Third Quarter 2026	70
assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used;
political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;
environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries; our ability to execute our digital plans and to deploy future digital use cases and derive value from AI, and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements
(including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including
Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by
Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under
“Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management and
Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of November 4, 2026 and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.
E5Quarterly Financial Information
The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended	Sept 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sept 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
($ millions, except per share amounts or otherwise stated)
Revenue
Insurance revenue	$7,708	$7,548	$7,391	$7,414	$7,422	$6,990	$7,062	$6,834
Net investment result	2,500	10,291	2,879	6,008	8,197	6,796	2,946	4,194
Other revenue	2,077	2,216	1,930	2,147	2,145	1,851	1,986	2,003
Total revenue	$12,285	$20,055	$12,200	$15,569	$17,764	$15,637	$11,994	$13,031
Income (loss) before income taxes	$1,753	$2,772	$1,466	$1,905	$2,229	$2,261	$699	$2,113
Income tax (expenses) recoveries	(244)	(454)	(230)	(310)	(310)	(338)	(76)	(406)
Net income (loss)	$1,509	$2,318	$1,236	$1,595	$1,919	$1,923	$623	$1,707
Net income (loss) attributed to shareholders	$1,424	$2,110	$1,147	$1,499	$1,799	$1,789	$485	$1,638
Basic earnings (loss) per common share	$0.82	$1.20	$0.65	$0.83	$1.03	$0.99	$0.25	$0.88
Diluted earnings (loss) per common share	$0.82	$1.20	$0.65	$0.83	$1.02	$0.98	$0.25	$0.88
Segregated funds deposits	$12,496	$12,386	$14,867	$13,811	$12,860	$12,408	$14,409	$11,927
Total assets (in billions)	$1,083	$1,094	$1,027	$1,025	$1,027	$977	$981	$979
Weighted average common shares (in millions)	1,658	1,667	1,676	1,683	1,697	1,710	1,723	1,746
Diluted weighted average common shares (in millions)	1,661	1,670	1,680	1,688	1,701	1,715	1,729	1,752
Dividends per common share	$0.485	$0.485	$0.485	$0.440	$0.440	$0.440	$0.440	$0.400
CDN$ to US$1 – Statement of Financial Position	1.4198	1.4188	1.3956	1.3707	1.3914	1.3645	1.4393	1.4382
CDN$ to US$1 – Statement of Income	1.3995	1.3840	1.3716	1.3939	1.3773	1.3837	1.4349	1.3987

Manulife Financial Corporation – Third Quarter 2026	71
E6Revenue

	Quarterly Results			YTD Results
($ millions, unaudited)	3Q26	2Q26	3Q25	2026	2025
Insurance revenue	$7,708	$7,548	$7,422	$22,647	$21,474
Net investment income	2,500	10,291	8,197	15,670	17,939
Other revenue	2,077	2,216	2,145	6,223	5,982
Total revenue	$12,285	$20,055	$17,764	$44,540	$45,395
Asia	$1,464	$7,708	$6,238	$11,652	$13,763
Canada	3,698	4,809	4,318	12,428	11,738
U.S.	4,929	5,058	4,954	13,801	13,399
Global Wealth and Asset Management	1,898	1,955	1,895	5,653	5,460
Corporate and Other	296	525	359	1,006	1,035
Total revenue	$12,285	$20,055	$17,764	$44,540	$45,395
Total revenue was $12.3 billion in 3Q26 compared with $17.8 billion in 3Q25 due to lower net investment income and other revenue, partially offset by higher insurance revenue.
By segment, the decrease in total revenue reflects lower net investment income in Asia, Canada, the U.S. and Global WAM, partially offset by higher net investment income in Corporate and Other, lower other revenue in Corporate and Other, Asia and the U.S., partially offset by higher other revenue in Global WAM, and higher insurance revenue in Canada and the U.S., partially offset by lower insurance revenue in Asia, and Corporate and Other.
On a year-to-date basis, total revenue was $44.5 billion in 2026 compared with $45.4 billion in the same period of 2025 due to lower net investment income, partially offset by higher insurance revenue and other revenue.
By segment, the decrease in year-to-date revenue reflects lower net investment income in Asia and Global WAM, partially offset by higher net investment income in Canada, Corporate and Other, and the U.S., higher insurance revenue in Canada,
Asia and the U.S., partially offset by lower insurance income in Corporate and Other, and higher other revenue in Global WAM,
Asia and the U.S., partially offset by lower other revenue in Corporate and Other, and Canada.
E7Other
No changes were made in our internal control over financial reporting during the three months ended September 30, 2026, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s
Board of Directors approved this MD&A prior to its release.
Additional information relating to Manulife, including MFC’s Annual Information Form, is available on the Company’s website at
www.manulife.com and on the SEDAR+ website at www.sedarplus.ca.

Manulife Financial Corporation – Third Quarter 2026	72
Consolidated Statements of Financial Position

As at	September 30, 2026	December 31, 2025
(Canadian $ in millions, unaudited)
Assets
Cash and short-term securities	$27,230	$26,703
Debt securities	220,435	214,114
Public equities	51,119	40,971
Mortgages	58,719	57,119
Private placements	53,743	51,782
Loans to Bank clients	3,245	2,735
Real estate	12,522	12,682
Other invested assets	59,090	53,822
Total invested assets (note 3)	486,103	459,928
Other assets
Accrued investment income	3,718	3,198
Derivatives (note 4)	11,416	9,628
Insurance contract assets (note 5)	211	194
Reinsurance contract held assets (note 5)	61,944	60,881
Deferred tax assets	5,734	5,741
Goodwill and intangible assets	12,728	12,324
Miscellaneous	12,893	12,285
Total other assets	108,644	104,251
Segregated funds net assets (note 15)	488,435	461,254
Total assets	$1,083,182	$1,025,433
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 5)	$429,332	$411,532
Reinsurance contract held liabilities (note 5)	3,589	3,273
Investment contract liabilities (note 6)	14,868	14,137
Deposits from Bank clients	24,545	24,707
Derivatives (note 4)	17,090	14,351
Deferred tax liabilities	2,473	2,018
Other liabilities	31,864	26,998
Long-term debt (note 8)	6,542	7,685
Capital instruments (note 9)	8,665	6,990
Total liabilities, excluding those for account of segregated fund holders	538,968	511,691
Insurance contract liabilities for account of segregated fund holders (note 5)	133,791	129,006
Investment contract liabilities for account of segregated fund holders	354,644	332,248
Insurance and investment contract liabilities for account of segregated fund holders (note 15)	488,435	461,254
Total liabilities	1,027,403	972,945
Equity
Preferred shares and other equity (note 10)	6,660	6,660
Common shares (note 10)	19,889	20,103
Contributed surplus	189	199
Shareholders and other equity holders’ retained earnings	5,909	5,024
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”):
Insurance finance income (expenses)	47,265	35,184
Reinsurance finance income (expenses)	(8,903)	(6,455)
Fair value through other comprehensive income (“OCI”) investments	(25,486)	(16,513)
Translation of foreign operations	7,342	5,885
Other	207	34
Total shareholders and other equity holders’ equity	53,072	50,121
Participating policyholders’ equity	1,099	836
Non-controlling interests	1,608	1,531
Total equity	55,779	52,488
Total liabilities and equity	$1,083,182	$1,025,433
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Don Lindsay
Chair of the Board of Directors
Phil Witherington
President and Chief Executive Officer

Manulife Financial Corporation – Third Quarter 2026	73
Consolidated Statements of Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2026	2025	2026	2025
Insurance service result
Insurance revenue (note 5)	$7,708	$7,422	$22,647	$21,474
Insurance service expenses	(6,602)	(5,746)	(18,494)	(17,219)
Net expenses from reinsurance contracts held	(328)	(455)	(1,015)	(985)
Total insurance service result	778	1,221	3,138	3,270
Investment result
Investment income (note 3)
Investment income	5,087	4,682	14,498	13,656
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	(2,237)	3,784	2,084	5,169
Investment expenses	(350)	(269)	(912)	(886)
Net investment income (loss)	2,500	8,197	15,670	17,939
Insurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	(1,701)	(7,913)	(13,759)	(16,823)
Reinsurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	693	728	1,704	1,049
Decrease (increase) in investment contract liabilities	(82)	(143)	(366)	(394)
	1,410	869	3,249	1,771
Segregated funds investment result (note 15)
Investment income (loss) related to segregated funds net assets	(2,805)	25,314	36,178	48,382
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	2,805	(25,314)	(36,178)	(48,382)
Net segregated funds investment result	-	-	-	-
Total investment result	1,410	869	3,249	1,771
Other revenue (note 11)	2,077	2,145	6,223	5,982
General expenses	(1,259)	(1,232)	(3,758)	(3,574)
Commissions related to non-insurance contracts	(462)	(386)	(1,293)	(1,135)
Interest expenses	(791)	(388)	(1,568)	(1,125)
Net income (loss) before income taxes	1,753	2,229	5,991	5,189
Income tax (expenses) recoveries	(244)	(310)	(928)	(724)
Net income (loss)	$1,509	$1,919	$5,063	$4,465
Net income (loss) attributed to:
Non-controlling interests	$21	$130	$201	$245
Participating policyholders	64	(10)	181	147
Shareholders and other equity holders	1,424	1,799	4,681	4,073
	$1,509	$1,919	$5,063	$4,465
Net income (loss) attributed to shareholders	$1,424	$1,799	$4,681	$4,073
Preferred share dividends and other equity distributions	(59)	(58)	(220)	(218)
Common shareholders’ net income (loss)	$1,365	$1,741	$4,461	$3,855
Earnings per share
Basic earnings per common share (note 10)	$0.82	$1.03	$2.68	$2.25
Diluted earnings per common share (note 10)	0.82	1.02	2.67	2.25
Dividends per common share	0.49	0.44	1.46	1.32
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2026	74
Consolidated Statements of Comprehensive Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2026	2025	2026	2025
Net income (loss)	$1,509	$1,919	$5,063	$4,465
Other comprehensive income (loss) (“OCI”), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	136	863	1,754	(1,218)
Net investment hedges	(45)	(139)	(313)	204
Insurance finance income (expenses)	11,538	(959)	13,076	(4,173)
Reinsurance finance income (expenses)	(1,986)	372	(2,352)	915
Fair value through OCI investments:
Unrealized gains (losses) arising during the period on assets supporting insurance and investment contract liabilities	(9,096)	1,021	(10,776)	3,259
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	79	34	690	865
Other	94	1	134	(79)
Total items that may be subsequently reclassified to net income	720	1,193	2,213	(227)
Items that will not be reclassified to net income	17	48	89	2
Other comprehensive income (loss), net of tax	737	1,241	2,302	(225)
Total comprehensive income (loss), net of tax	$2,246	$3,160	$7,365	$4,240
Total comprehensive income (loss) attributed to:
Non-controlling interests	$(18)	$163	$131	$141
Participating policyholders	162	(48)	263	160
Shareholders and other equity holders	2,102	3,045	6,971	3,939
Income Taxes included in Other Comprehensive Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2026	2025	2026	2025
Income tax expenses (recoveries) on:
Unrealized foreign exchange gains (losses) on translation of foreign operations	$(5)	$-	$(5)	$(1)
Unrealized foreign exchange gains (losses) on net investment hedges	25	4	(2)	23
Insurance / reinsurance finance income (expenses)	1,643	16	1,667	(322)
Unrealized gains (losses) on fair value through OCI investments	(1,385)	147	(1,331)	294
Reclassification of net realized gains (losses) on fair value through OCI investments	6	7	14	189
Other	23	6	59	(34)
Total income tax expenses (recoveries)	$307	$180	$402	$149
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2026	75
Consolidated Statements of Changes in Equity

For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2026	2025
Preferred shares and other equity
Balance, beginning of period	$6,660	$6,660
Issued (note 10)	-	-
Balance, end of period	6,660	6,660
Common shares
Balance, beginning of period	20,103	20,681
Repurchased (note 10)	(322)	(487)
Issued on exercise of stock options and deferred share units	108	44
Balance, end of period	19,889	20,238
Contributed surplus
Balance, beginning of period	199	204
Exercise of stock options and deferred share units	(10)	(4)
Balance, end of period	189	200
Shareholders and other equity holders’ retained earnings
Balance, beginning of period	5,024	4,764
Net income (loss) attributed to shareholders and other equity holders	4,681	4,073
Common shares repurchased (note 10)	(1,159)	(1,286)
Preferred share dividends and other equity distributions	(220)	(218)
Common share dividends	(2,417)	(2,244)
Balance, end of period	5,909	5,089
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	18,135	18,663
Change in unrealized foreign exchange gains (losses) on net foreign operations	1,441	(1,014)
Changes in insurance / reinsurance finance income (expenses)	9,633	(2,995)
Change in unrealized gains (losses) on fair value through OCI investments	(9,007)	3,952
Other changes in OCI attributed to shareholders and other equity holders	223	(77)
Balance, end of period	20,425	18,529
Total shareholders and other equity holders’ equity, end of period	53,072	50,716
Participating policyholders’ equity
Balance, beginning of period	836	567
Net income (loss) attributed to participating policyholders	181	147
Other comprehensive income (losses) attributed to participating policyholders	82	13
Balance, end of period	1,099	727
Non-controlling interests
Balance, beginning of period	1,531	1,421
Net income (loss) attributed to non-controlling interests	201	245
Other comprehensive income (losses) attributed to non-controlling interests	(70)	(104)
Contributions (distributions and acquisitions), net	(54)	(14)
Balance, end of period	1,608	1,548
Total equity, end of period	$55,779	$52,991
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2026	76
Consolidated Statements of Cash Flows

For the nine months ended September 30,		(note 2)
(Canadian $ in millions, unaudited)	2026	2025
Operating activities
Net income (loss)	$5,063	$4,465
Adjustments:
Increase (decrease) in insurance contract net liabilities (note 5)	7,622	15,579
Increase (decrease) in investment contract liabilities	366	394
(Increase) decrease in reinsurance contract assets, excluding reinsurance transaction noted below (note 5)	(1,063)	(951)
Amortization of (premium) discount on invested assets	(296)	(291)
Contractual service margin (“CSM”) amortization	(2,305)	(1,968)
Other amortization	593	645
Net realized and unrealized (gains) losses and impairment of assets	(1,802)	(5,473)
Deferred income tax expenses (recoveries)	(52)	(26)
Gain on sale of subsidiary (pre-tax) (note 17)	(73)	-
Loss (gain) on reinsurance transaction (pre-tax) (note 5)	-	(9)
Cash provided by operating activities before undernoted items	8,053	12,365
Changes in policy related and operating receivables and payables	15,141	10,941
Cash provided by (used in) operating activities	23,194	23,306
Investing activities
Purchases of invested assets and derivatives	(129,761)	(100,081)
Disposals and repayments	106,799	78,965
Change in investment broker net receivables and payables	954	854
Cash increase (decrease) from purchase and sale of subsidiaries, net	(141)	-
Cash provided by (used in) investing activities	(22,149)	(20,262)
Financing activities
Change in repurchase agreements	861	(346)
Secured borrowings including securitization transactions	1,911	1,504
Change in deposits from Bank clients, net	(161)	1,130
Lease payments	(80)	(82)
Shareholders’ dividends and other equity distributions	(2,637)	(2,462)
Common shares repurchased (note 10)	(1,481)	(1,773)
Common shares issued, net (note 10)	108	44
Contributions from (distributions to) non-controlling interests, net	(54)	(14)
Redemption of long-term debt (note 8)	(1,365)	-
Issue of capital instruments, net (note 9)	1,570	497
Redemption of capital instruments (note 9)	-	(1,000)
Cash provided by (used in) financing activities	(1,328)	(2,502)

Cash and short-term securities
Increase (decrease) during the period	(283)	542
Effect of foreign exchange rate changes on cash and short-term securities	810	(499)
Balance, beginning of period	26,703	25,789
Balance, end of period	$27,230	$25,832

Supplemental disclosures on cash flow information
Interest received	$10,517	$10,115
Interest paid	1,450	1,145
Income taxes paid	956	675
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2026	77
CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)
Note 1    Nature of Operations and Material Accounting Policy Information
(a)Reporting Entity
Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life
Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the
“Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The
Company operates as Manulife in Canada and Asia, and primarily as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International
Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board
(“IASB”), using accounting policies which are consistent with those used in the Company’s 2025 Annual Consolidated
Financial Statements, except as disclosed in note 2.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated
Financial Statements for the year ended December 31, 2025, included on pages 144 to 271 of the Company’s 2025 Annual
Report.
These Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2026 were authorized for issue by MFC’s Board of Directors on November 4, 2026.
(b)Basis of Preparation
Refer to note 1 of the Company’s 2025 Annual Consolidated Financial Statements for a summary of material estimation processes used in the preparation of these Interim Consolidated Financial Statements under International Financial Reporting
Standards (“IFRS”) and a description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.
Note 2    Accounting and Reporting Changes
(a)Changes in Accounting and Reporting Policy
(I)Annual Improvements to IFRS Accounting Standards – Volume 11
Annual Improvements to IFRS Accounting Standards – Volume 11 was issued in July 2024 to be effective on or after January
1, 2026. The IASB issued eight minor amendments to different standards as part of the Annual Improvements process, to be applied retrospectively except for amendments to IFRS 1 “First-Time Adoption of International Financial Reporting Standards”
for first time adopters and to IFRS 9 “Financial Instruments” (“IFRS 9”) for derecognition of lease liabilities. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(II)Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 “Financial
Instruments” (“IFRS 9”) and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”)) were issued in May 2024 to be effective for years beginning on or after January 1, 2026 and to be applied retrospectively with no restatement of comparative periods required.
The amendments clarify guidance on timing of derecognition of financial liabilities on their settlement dates and introduce an accounting policy option to derecognize financial liabilities settled using electronic payment systems before the settlement date if certain conditions are met. As the Company already applies settlement date accounting for financial liabilities, the amendments did not have a significant impact on the Company’s derecognition of financial liabilities, other than the presentation in the Statements of Cash Flows which was revised to reconcile to gross cash and short-term securities as shown on the Statements of Financial Position. Net payments in transit of $617 as at September 30, 2025 were reclassified to
Changes in policy related and operating receivables and payables, in order to conform to the current period presentation.
The amendments also clarify classification guidance on the assessment of cash flow characteristics of financial assets with terms referencing environmental, social and corporate governance linked features and other contingent features not directly related to changes in basic lending risks, and introduce additional related disclosure requirements for financial instruments with such contingent features. Adoption of these amendments did not have a significant impact on the Company’s Consolidated
Financial Statements.

Manulife Financial Corporation – Third Quarter 2026	78
(b)Future Accounting and Reporting Changes
(I)IFRS 18 “Presentation and Disclosure in the Financial Statements”
IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”) was issued in April 2024 to be effective for years beginning on January 1, 2027 and to be applied retrospectively. The standard replaces IAS 1 “Presentation of Financial
Statements” (“IAS 1”) while carrying forward many elements of IAS 1 unchanged. IFRS 18 introduces three sets of new requirements for presentation of financial statements and disclosures within financial statements:
•Introduction of five defined categories of income and expenses: operating, investing, financing, income taxes and discontinued operations, with defined subtotals and totals for “operating income (loss)”, “income or loss before financing and income taxes” and “income (loss)”,
•disclosure within a note to financial statements of management-defined performance measures (“MPMs”) with a reconciliation between MPMs and IFRS performance measures. MPMs are defined as subtotals of income and expenses not specified by IFRS Accounting Standards, which are used in public communications outside financial statements to communicate management’s view of the Company’s financial performance, and
•enhanced guidance on organizing information and determining whether to provide the information in the financial statements or in the notes. IFRS 18 also requires enhanced disclosure of operating expenses based on their characteristics, including their nature, function or both.
IFRS 18 does not change the recognition or measurement requirements for assets, liabilities, revenues or expenses.
The Company is assessing the impact of this standard on the presentation and disclosure of the Company’s Consolidated
Financial Statements.
(II)Amendments to IAS 12 “Income Taxes”
Amendments to IAS 12 “Income Taxes” (“IAS 12”) were issued in May 2023. The amendments relate to the Organization for
Economic Co-operation and Development’s International Pillar Two tax reform, which seeks to establish a global minimum income tax rate of 15% and addresses inter-jurisdictional base erosion and profit shifting, targeting larger international companies. Most jurisdictions have agreed to participate and effective dates for Global Minimum Taxes (“GMT”) vary by jurisdiction based on local legislation.
The amendments require that, effective for years beginning on or after January 1, 2023, disclosure of current tax expense or recovery related to GMT is required along with, to the extent that GMT legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the
Company’s exposure to GMT arising from that legislation.
The Company expects to pay GMT of $36 and $106 for the three and nine months ended September 30, 2026, primarily arising from its operations in Barbados and Hong Kong (2025 – $63 and $217, respectively). These amounts include $23 and
$30 for the three and nine months ended September 30, 2026, reflecting changes in estimate resulting from the filing of GMT returns for the year ended December 31, 2024 and which have been paid to the relevant tax authorities in 2026.
The amendments also provide a temporary mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to GMT. The Company has applied the temporary exception from accounting for deferred taxes in respect of GMT.

Manulife Financial Corporation – Third Quarter 2026	79
Note 3    Invested Assets and Investment Income
(a)Carrying Values and Fair Values of Invested Assets

As at September 30, 2026	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$2	$20,027	$7,201	$27,230	$27,230
Debt securities(6)
Canadian government and agency	907	16,048	-	16,955	16,955
U.S. government and agency	39	27,910	653	28,602	28,285
Other government and agency	62	44,092	331	44,485	44,499
Corporate	2,875	123,385	638	126,898	126,677
Mortgage / asset-backed securities	420	3,075	-	3,495	3,495
Public equities (FVTPL mandatory)	51,119	-	-	51,119	51,119
Mortgages	1,302	27,967	29,450	58,719	59,009
Private placements	930	52,813	-	53,743	53,743
Loans to Bank clients	-	-	3,245	3,245	3,252
Real estate
Own use property(7)	-	-	2,715	2,715	2,850
Investment property	-	-	9,807	9,807	9,807
Other invested assets
Alternative long-duration assets(8)	39,229	353	14,422	54,004	55,266
Various other(9)	138	-	4,948	5,086	5,086
Total invested assets	$97,023	$315,670	$73,410	$486,103	$487,273

As at December 31, 2025	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$-	$20,827	$5,876	$26,703	$26,703
Debt securities(6)
Canadian government and agency	966	17,708	-	18,674	18,674
U.S. government and agency	39	26,595	632	27,266	26,999
Other government and agency	63	37,419	-	37,482	37,482
Corporate	2,742	125,184	504	128,430	128,248
Mortgage / asset-backed securities	270	1,992	-	2,262	2,262
Public equities (FVTPL mandatory)	40,971	-	-	40,971	40,971
Mortgages	1,351	28,589	27,179	57,119	57,600
Private placements	953	50,829	-	51,782	51,782
Loans to Bank clients	-	-	2,735	2,735	2,699
Real estate
Own use property(7)	-	-	2,631	2,631	2,762
Investment property	-	-	10,051	10,051	10,051
Other invested assets
Alternative long-duration assets(8)	35,101	383	13,545	49,029	50,132
Various other(9)	145	-	4,648	4,793	4,793
Total invested assets	$82,601	$309,526	$67,801	$459,928	$461,158
(1)Fair value through profit or loss (“FVTPL”) classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.
(2)Fair value through other comprehensive income (“FVOCI”) classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.
(3)Other includes mortgages and loans to Bank clients held at amortized cost, own use properties held at fair value or cost, investment properties held at fair value, and equity method accounted investments (including leveraged leases). Also includes debt securities, which qualify as having Solely Payments of
Principal and Interest (“SPPI”), and are held to collect contractual cash flows and are carried at amortized cost.
(4)Invested assets above comprise debt securities, mortgages, private placements and approximately $353 (December 31, 2025 – $383) of other invested assets, which qualify as having SPPI qualifying cash flows. Invested assets which do not have SPPI qualifying cash flows as at September 30, 2026 include debt securities, private placements and other invested assets with fair values of $nil, $55 and $541, respectively (December 31, 2025 – $nil, $98 and $552, respectively). The change in the fair value of these non-SPPI invested assets for the nine months ended September 30, 2026 was a decrease of $54 (for the year ended December 31, 2025 – a $29 decrease).
(5)Includes short-term securities with remaining maturities of less than one year at acquisition amounting to $13,363 (December 31, 2025 – $11,791), cash equivalents with remaining maturities of less than 90 days at acquisition amounting to $6,724 (December 31, 2025 – $9,135) and cash of $7,143 (December
31, 2025 – $5,777).
(6)Debt securities include securities which were acquired with remaining maturities of less than one year and less than 90 days of $475 and $65, respectively
(December 31, 2025 – $1,842 and $236, respectively).
(7)Own use property of $2,547 (December 31, 2025 – $2,466), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IAS 16 “Property, Plant and Equipment”. Own use property of $168 (December 31, 2025 –
$165) is carried at cost less accumulated depreciation and any accumulated impairment losses.
(8)Alternative long-duration assets (“ALDA”) include investments in private equity of $20,796, infrastructure of $20,139, timber and agriculture of $6,290, energy of
$1,828 and various other ALDA of $4,951 (December 31, 2025 – $18,466, $18,629, $6,012, $1,658, and $4,264, respectively).
(9)Includes $4,546 (December 31, 2025 – $4,266) of leveraged leases.

Manulife Financial Corporation – Third Quarter 2026	80
(b)Fair Value Measurement
The following tables present fair values and the fair value hierarchy levels of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at September 30, 2026	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$20,027	$-	$20,027	$-
FVTPL	2	-	2	-
Other	7,144	7,144	-	-
Debt securities
FVOCI
Canadian government and agency	16,048	-	16,048	-
U.S. government and agency	27,910	-	27,910	-
Other government and agency	44,092	-	44,077	15
Corporate	123,385	-	123,311	74
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	759	-	759	-
Other asset-backed securities	2,315	-	2,315	-
FVTPL
Canadian government and agency	907	-	907	-
U.S. government and agency	39	-	39	-
Other government and agency	62	-	62	-
Corporate	2,875	-	2,875	-
Commercial mortgage-backed securities	4	-	4	-
Other asset-backed securities	416	-	370	46
Private placements(1)
FVOCI	52,813	-	44,148	8,665
FVTPL	930	-	813	117
Mortgages
FVOCI	27,967	-	-	27,967
FVTPL	1,302	-	-	1,302
Public equities
FVTPL	51,119	51,020	99	-
Real estate(2)
Investment property	9,807	-	-	9,807
Own use property	2,547	-	-	2,547
Other invested assets(3)	43,769	72	-	43,697
Segregated funds net assets(4)	488,435	446,591	39,072	2,772
Total	$924,675	$504,827	$322,839	$97,009
(1)Fair value of private placements is determined through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity spread adjustment constitutes a material price impact, in which case the securities are classified as Level 3.
(2)For real estate properties, the significant unobservable inputs are capitalization rates ranging from 3.25% to 11.00% for the nine months ended September 30,
2026 (ranging from 3.20% to 11.00% for the year ended December 31, 2025), terminal capitalization rates ranging from 3.40% to 10.00% for the nine months ended September 30, 2026 (ranging from 3.25% to 10.00% for the year ended December 31, 2025) and discount rates ranging from 5.65% to 13.75% for the nine months ended September 30, 2026 (ranging from 3.60% to 13.75% for the year ended December 31, 2025). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.
(3)Other invested assets measured at fair value are held in infrastructure and timber sectors and include fund investments of $37,052 (December 31, 2025 –
$32,804) recorded at net asset value. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates for the nine months ended September 30, 2026 ranged from 8.07% to 17.50% (ranged from 7.87% to 20.00% for the year ended December 31, 2025). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates for the nine months ended
September 30, 2026 ranged from 3.25% to 6.25% (ranged from 3.25% to 6.25% for the year ended December 31, 2025). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.
(4)Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds’ underlying assets are predominantly in investment properties and timberland properties valued as described above.

Manulife Financial Corporation – Third Quarter 2026	81

As at December 31, 2025	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$20,827	$-	$20,827	$-
FVTPL	-	-	-	-
Other	5,777	5,777	-	-
Debt securities
FVOCI
Canadian government and agency	17,708	-	17,708	-
U.S. government and agency	26,595	-	26,595	-
Other government and agency	37,419	-	37,405	14
Corporate	125,184	-	125,090	94
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	781	-	781	-
Other asset-backed securities	1,210	-	1,210	-
FVTPL
Canadian government and agency	966	-	966	-
U.S. government and agency	39	-	39	-
Other government and agency	63	-	63	-
Corporate	2,742	-	2,742	-
Commercial mortgage-backed securities	5	-	5	-
Other asset-backed securities	265	-	255	10
Private placements(1)
FVOCI	50,829	-	40,502	10,327
FVTPL	953	-	799	154
Mortgages
FVOCI	28,589	-	-	28,589
FVTPL	1,351	-	-	1,351
Public equities
FVTPL	40,971	40,900	71	-
Real estate(2)
Investment property	10,051	-	-	10,051
Own use property	2,466	-	-	2,466
Other invested assets(3)	39,405	70	-	39,335
Segregated funds net assets(4)	461,254	423,407	34,949	2,898
Total	$875,451	$470,154	$310,008	$95,289
Note: For footnotes (1) to (4), refer to the “Fair value measurement” table as at September 30, 2026 above.
The following tables present fair value of invested assets not measured at fair value by the fair value hierarchy.

As at September 30, 2026	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$57	$57	$-	$-	$57
Mortgages	29,450	29,740	-	-	29,740
Loans to Bank clients	3,245	3,252	-	3,252	-
Real estate – own use property	168	303	-	-	303
Public bonds held at amortized cost	1,622	1,098	-	1,098	-
Other invested assets(1)	15,321	16,583	561	-	16,022
Total invested assets disclosed at fair value	$49,863	$51,033	$561	$4,350	$46,122

As at December 31, 2025	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$99	$99	$-	$-	$99
Mortgages	27,179	27,660	-	-	27,660
Loans to Bank clients	2,735	2,699	-	2,699	-
Real estate – own use property	165	296	-	-	296
Public bonds held at amortized cost	1,136	687	-	687	-
Other invested assets(1)	14,417	15,520	564	-	14,956
Total invested assets disclosed at fair value	$45,731	$46,961	$564	$3,386	$43,011
(1)The carrying value of other invested assets includes leveraged leases of $4,546 (December 31, 2025 – $4,266), other equity method accounted investments and other invested assets of $10,775 (December 31, 2025 – $10,151). Fair value of leveraged leases is disclosed at their carrying value as fair value is not routinely calculated on these investments. Fair value of equity method accounted investments and other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Manulife Financial Corporation – Third Quarter 2026	82
Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and nine months ended
September 30, 2026, the Company had $nil and $nil transfers of assets from Level 1 to Level 2 (September 30, 2025 – $nil and $nil) and $nil and $nil transfers of assets from Level 2 to Level 1 (September 30, 2025 – $nil and $nil).
For segregated funds net assets, during the three and nine months ended September 30, 2026, the Company had $nil and $8 transfers of assets from Level 1 to Level 2 (September 30, 2025 – $nil and $nil). During the three and nine months ended
September 30, 2026, the Company had $nil and $nil transfers of assets from Level 2 to Level 1 (September 30, 2025 – $nil and $nil).
Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level
3)
The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable market inputs for these assets, or in the presence of active markets significant unobservable inputs are used to determine fair value. The Company prioritizes the use of market-based inputs over unobservable inputs in determining Level 3 fair values.
The gains and losses in the tables below include the changes in fair value due to both observable and unobservable factors.
The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2026 and
September 30, 2025.

For the three months ended September 30, 2026	Balance, Jul 1, 2026	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, Sept 30, 2026	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$15	$-	$-	$2	$-	$(2)	$-	$-	$-	$15	$-
Corporate	68	-	(1)	7	-	-	-	-	-	74	-
FVTPL
Other securitized assets	-	-	-	46	-	-	-	-	-	46	-
Private placements
FVOCI	8,631	(26)	(77)	926	(333)	(172)	-	(306)	22	8,665	-
FVTPL	180	(8)	-	52	-	(88)	-	(20)	1	117	(8)
Mortgages
FVOCI	29,062	(12)	(911)	611	(615)	(193)	-	-	25	27,967	-
FVTPL	1,314	(28)	-	43	(16)	(12)	-	-	1	1,302	-
Investment property	9,759	43	-	29	(41)	-	-	-	17	9,807	39
Own use property	2,528	4	-	1	-	-	-	-	14	2,547	4
Other invested assets	42,358	372	-	1,513	(152)	(501)	-	-	107	43,697	392
Total invested assets	93,915	345	(989)	3,230	(1,157)	(968)	-	(326)	187	94,237	427
Derivatives, net	31	(4)	-	-	-	(11)	-	2	-	18	(7)
Segregated funds net assets	2,785	4	-	32	(49)	-	-	-	-	2,772	-
Total	$96,731	$345	$(989)	$3,262	$(1,206)	$(979)	$-	$(324)	$187	$97,027	$420
(1)These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.
(2)These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.
(3)The Company uses fair values of the assets at the beginning of the period for assets transferred into and out of Level 3 except for derivatives, where the
Company uses fair value at the end of the period and at the beginning of the period, respectively.

Manulife Financial Corporation – Third Quarter 2026	83

For the three months ended September 30, 2025	Balance, Jul 1, 2025	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, Sept 30, 2025	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$14	$-	$1	$-	$-	$-	$-	$-	$(1)	$14	$-
Corporate	60	-	1	-	-	-	-	-	1	62	-
FVTPL
Other securitized assets	10	-	-	-	-	-	-	-	-	10	-
Public equities
FVTPL	2	(1)	-	-	-	-	-	-	(1)	-	(1)
Private placements
FVOCI	9,692	3	(4)	575	(48)	(167)	43	(6)	181	10,269	-
FVTPL	206	3	-	49	-	(22)	-	-	(1)	235	3
Mortgages
FVOCI	28,499	(20)	302	602	(716)	(193)	-	-	367	28,841	-
FVTPL	1,329	12	-	9	(14)	(10)	-	-	-	1,326	-
Investment property	10,142	(46)	-	32	-	-	-	-	117	10,245	(46)
Own use property	2,462	(2)	-	4	(3)	-	-	-	28	2,489	(2)
Other invested assets	37,911	199	8	1,227	(151)	(592)	-	-	666	39,268	226
Total invested assets	90,327	148	308	2,498	(932)	(984)	43	(6)	1,357	92,759	180
Derivatives, net	(2,618)	191	-	-	-	(16)	-	38	(44)	(2,449)	196
Segregated funds net assets	3,012	108	(15)	12	(146)	(3)	-	-	30	2,998	17
Total	$90,721	$447	$293	$2,510	$(1,078)	$(1,003)	$43	$32	$1,343	$93,308	$393
Note: For footnotes (1) to (3), refer to the “Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3)”
table for the three months ended September 30, 2026 above.

For the nine months ended September 30, 2026	Balance, Jan 1, 2026	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)(4)	Transfer out(3)(4)	Currency movement	Balance, Sept 30, 2026	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$14	$-	$-	$2	$-	$(2)	$-	$-	$1	$15	$-
Corporate	94	-	(1)	7	-	(18)	-	(11)	3	74	-
FVTPL
Other securitized assets	10	-	-	46	(10)	-	-	-	-	46	-
Private placements
FVOCI	10,327	(59)	(11)	3,364	(1,138)	(526)	93	(3,643)	258	8,665	-
FVTPL	154	(7)	-	74	-	(108)	20	(20)	4	117	(7)
Mortgages
FVOCI	28,589	(31)	(1,220)	2,088	(1,588)	(550)	-	-	679	27,967	-
FVTPL	1,351	(32)	-	66	(52)	(32)	-	-	1	1,302	-
Investment property	10,051	53	-	41	(571)	-	-	-	233	9,807	51
Own use property	2,466	7	-	5	-	-	-	-	69	2,547	7
Other invested assets	39,335	1,004	6	3,978	(421)	(1,427)	-	-	1,222	43,697	1,281
Total invested assets	92,391	935	(1,226)	9,671	(3,780)	(2,663)	113	(3,674)	2,470	94,237	1,332
Derivatives, net	4	41	1	-	-	(27)	-	2	(3)	18	18
Segregated funds net assets	2,898	104	-	34	(254)	-	(10)	-	-	2,772	-
Total	$95,293	$1,080	$(1,225)	$9,705	$(4,034)	$(2,690)	$103	$(3,672)	$2,467	$97,027	$1,350
(1)These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.
(2)These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.
(3)The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the
Company uses fair value at the end of the period and at the beginning of the year, respectively.
(4)The corporate debt securities and private placements transferred from Level 3 to Level 2, totaling $3,674 in the current period. $3,348 reflects a new pricing methodology that primarily uses market-observable inputs while $326 reflects a reduction of the impact of unobservable inputs.

Manulife Financial Corporation – Third Quarter 2026	84

For the nine months ended September 30, 2025	Balance, Jan 1, 2025	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, Sept 30, 2025	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$5	$-	$-	$-	$-	$-	$(1)	$14	$-
Corporate	44	-	-	-	-	(2)	22	-	(2)	62	-
FVTPL
Other securitized assets	-	-	-	10	-	-	-	-	-	10	-
Public equities
FVTPL	-	-	-	-	-	-	-	-	-	-	-
Private placements
FVOCI	8,764	-	(198)	2,592	(292)	(766)	378	(16)	(193)	10,269	-
FVTPL	136	(5)	-	74	-	(44)	74	-	-	235	(5)
Mortgages
FVOCI	28,792	(9)	830	2,015	(1,589)	(589)	-	-	(609)	28,841	-
FVTPL	1,239	20	-	150	(41)	(41)	-	-	(1)	1,326	-
Investment property	10,589	(112)	-	120	(188)	-	-	-	(164)	10,245	(131)
Own use property	2,500	(9)	-	7	(3)	-	-	-	(6)	2,489	(9)
Other invested assets	38,466	621	18	3,650	(1,201)	(1,556)	-	-	(730)	39,268	459
Total invested assets	90,540	506	655	8,618	(3,314)	(2,998)	474	(16)	(1,706)	92,759	314
Derivatives, net	(3,235)	48	(1)	-	-	(53)	-	733	59	(2,449)	(59)
Segregated funds net assets	3,334	123	(187)	50	(325)	55	-	-	(52)	2,998	23
Total	$90,639	$677	$467	$8,668	$(3,639)	$(2,996)	$474	$717	$(1,699)	$93,308	$278
Note: For footnotes (1) to (3), refer to the “Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3)”
table for the nine months ended September 30, 2026 above.
(c)Investment Income

For the	three months ended September 30,		nine months ended September 30,
	2026	2025	2026	2025
Interest income	$3,826	$3,577	$11,153	$10,575
Dividends, rental income and other income	1,232	1,081	3,168	3,202
Impairments (loss) / recovery, net	(60)	54	(83)	(114)
Other	89	(30)	260	(7)
Investment income	5,087	4,682	14,498	13,656

Debt securities	(284)	117	(829)	(442)
Public equities	(438)	2,906	3,136	4,426
Mortgages	(35)	5	(51)	30
Private placements	(230)	115	(11)	(43)
Real estate	62	(58)	83	(43)
Other invested assets	311	89	876	330
Derivatives	(1,623)	610	(1,120)	911
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	(2,237)	3,784	2,084	5,169
Investment expenses	(350)	(269)	(912)	(886)
Net investment income (loss)	$2,500	$8,197	$15,670	$17,939

Manulife Financial Corporation – Third Quarter 2026	85
(d)Remaining Term to Maturity
The following tables present remaining term to maturity for invested assets.

	Remaining term to maturity(1)
As at September 30, 2026	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$27,230	$-	$-	$-	$-	$-	$27,230
Debt securities
Canadian government and agency	826	627	1,002	3,246	11,254	-	16,955
U.S. government and agency	276	664	1,177	4,457	22,028	-	28,602
Other government and agency	468	818	1,221	3,724	38,254	-	44,485
Corporate	6,704	14,432	17,879	36,859	51,024	-	126,898
Mortgage / asset-backed securities	75	223	339	602	2,256	-	3,495
Public equities	-	-	-	-	-	51,119	51,119
Mortgages	6,136	13,338	10,726	9,874	5,776	12,869	58,719
Private placements	3,399	5,849	6,366	10,737	27,346	46	53,743
Loans to Bank clients	35	4	6	-	6	3,194	3,245
Real estate
Own use property	-	-	-	-	-	2,715	2,715
Investment property	-	-	-	-	-	9,807	9,807
Other invested assets
Alternative long-duration assets	-	86	51	299	517	53,051	54,004
Various other	10	-	-	4,281	256	539	5,086
Total invested assets	$45,159	$36,041	$38,767	$74,079	$158,717	$133,340	$486,103

	Remaining term to maturity(1)
As at December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$26,703	$-	$-	$-	$-	$-	$26,703
Debt securities
Canadian government and agency	1,349	1,082	779	3,888	11,576	-	18,674
U.S. government and agency	160	798	1,619	2,625	22,064	-	27,266
Other government and agency	349	1,054	804	3,155	32,120	-	37,482
Corporate	8,522	15,619	16,387	36,055	51,847	-	128,430
Mortgage / asset-backed securities	121	212	215	388	1,326	-	2,262
Public equities	-	-	-	-	-	40,971	40,971
Mortgages	6,572	12,099	9,922	6,825	10,288	11,413	57,119
Private placements	2,030	6,001	5,197	10,796	27,718	40	51,782
Loans to Bank clients	46	9	4	-	-	2,676	2,735
Real estate
Own use property	-	-	-	-	-	2,631	2,631
Investment property	-	-	-	-	-	10,051	10,051
Other invested assets
Alternative long-duration assets	-	18	104	287	504	48,116	49,029
Various other	20	-	-	3,725	521	527	4,793
Total invested assets	$45,872	$36,892	$35,031	$67,744	$157,964	$116,425	$459,928
(1)Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Manulife Financial Corporation – Third Quarter 2026	86
Note 4    Derivative and Hedging Instruments
The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments. The Company’s policies and procedures for derivative and hedging instruments can be found in notes 1 and 4 of the Company’s 2025 Annual Consolidated Financial
Statements.
(a)Fair Value of Derivatives
The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

		September 30, 2026			December 31, 2025
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$200,937	$3,717	$5,095	$196,158	$2,793	$3,826
	Foreign currency swaps	17,886	143	2,190	16,383	71	2,385
	Forward contracts	21,590	-	2,783	25,324	30	2,730
	Interest rate futures	17,139	-	-	-	-	-
Cash flow hedges	Interest rate swaps	11,226	34	71	10,946	31	63
	Foreign currency swaps	1,715	5	145	650	-	190
	Equity contracts	380	-	12	298	-	-
Net investment hedges	Forward contracts	627	13	-	587	3	6
Total derivatives in qualifying hedge accounting relationships		271,500	3,912	10,296	250,346	2,928	9,200
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	120,541	2,992	4,099	112,633	2,403	3,050
	Interest rate futures	2,767	-	-	21,483	-	-
	Interest rate options	4,823	4	-	4,876	8	-
	Foreign currency swaps	41,929	2,745	585	36,417	2,434	558
	Currency rate futures	2,049	-	-	2,242	-	-
	Forward contracts	60,254	817	2,019	55,555	848	1,511
	Equity contracts	17,469	945	86	23,995	1,006	28
	Credit default swaps	113	1	-	109	1	-
	Equity futures	7,998	-	-	5,354	-	-
Total derivatives not designated in qualifying hedge accounting relationships		257,943	7,504	6,789	262,664	6,700	5,147
Total derivatives		$529,443	$11,416	$17,085	$513,010	$9,628	$14,347
The following tables present the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 7 (e)).

As at September 30, 2026	Remaining term to maturity				Total
	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative assets	$953	$843	$868	$8,752	$11,416
Derivative liabilities	1,876	2,848	1,002	11,359	17,085

	Remaining term to maturity				Total
As at December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative assets	$970	$842	$809	$7,007	$9,628
Derivative liabilities	2,270	1,746	875	9,456	14,347

Manulife Financial Corporation – Third Quarter 2026	87
Fair value and the fair value hierarchy of derivative instruments

As at September 30, 2026	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$6,808	$-	$6,751	$57
Foreign exchange contracts	3,662	-	3,662	-
Equity contracts	945	-	945	-
Credit default swaps	1	-	1	-
Total derivative assets	$11,416	$-	$11,359	$57
Derivative liabilities
Interest rate contracts	$13,236	$-	$13,229	$7
Foreign exchange contracts	3,751	-	3,747	4
Equity contracts	98	-	70	28
Total derivative liabilities	$17,085	$-	$17,046	$39

As at December 31, 2025	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,403	$-	$5,380	$23
Foreign exchange contracts	3,218	-	3,218	-
Equity contracts	1,006	-	956	50
Credit default swaps	1	-	1	-
Total derivative assets	$9,628	$-	$9,555	$73
Derivative liabilities
Interest rate contracts	$10,367	$-	$10,307	$60
Foreign exchange contracts	3,952	-	3,949	3
Equity contracts	28	-	22	6
Total derivative liabilities	$14,347	$-	$14,278	$69
Movement in net derivatives measured at fair value using significant unobservable inputs (Level 3) is presented in note 3 (b).
(b)Embedded Derivatives
Certain insurance contracts contain features that are classified as embedded derivatives. Among these contracts, certain reinsurance contracts with guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at fair value as the financial components contained in the reinsurance contracts do not contain significant insurance risk. These contracts had a fair value of $109 (December 31, 2025 – $221).
Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, Consumer Price Index indexing of benefits, segregated fund minimum guarantees other than reinsurance ceded guaranteed minimum income benefits, and contracts containing certain credit and interest rate features.
These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

Manulife Financial Corporation – Third Quarter 2026	88
Note 5    Insurance and Reinsurance Contract Assets and Liabilities
(a)Movements in Carrying Amounts of Insurance and Reinsurance Contracts
The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the period for the Company. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.
Insurance contracts – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment, CSM and assets for insurance acquisition cash flows for the nine months ended September 30, 2026 and for the year ended December 31, 2025, and insurance finance (income) expenses for the nine months ended September 30, 2026.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening General Measurement Method (“GMM”) and Variable Fee Approach (“VFA”) insurance contract assets	$(474)	$92	$187	$1	$(194)
Opening GMM and VFA insurance contract liabilities	345,183	22,935	29,875	(61)	397,932
Opening Premium Allocation Approach (“PAA”) insurance contract net liabilities	13,446	792	-	(638)	13,600
Opening insurance contract liabilities for account of segregated fund holders	129,006	-	-	-	129,006
Net opening balance, January 1, 2026	487,161	23,819	30,062	(698)	540,344
Changes that relate to current services	(908)	(1,068)	(2,638)	-	(4,614)
Changes that relate to future services	(4,160)	674	4,505	-	1,019
Changes that relate to past services	(58)	(12)	-	-	(70)
Insurance service result	(5,126)	(406)	1,867	-	(3,665)
Insurance finance (income) expenses	(6,455)	(956)	383	-	(7,028)
Effects of movements in foreign exchange rates	12,493	902	1,109	-	14,504
Total changes in income and OCI	912	(460)	3,359	-	3,811
Total cash flows	14,300	-	-	-	14,300
Movements related to insurance acquisition cash flows	(5)	-	-	1	(4)
Change in PAA balance	380	30	-	1	411
Movements related to sale of a subsidiary(1)	(735)	-	-	-	(735)
Movements related to insurance contract liabilities for account of segregated fund holders	4,785	-	-	-	4,785
Net closing balance	506,798	23,389	33,421	(696)	562,912
Closing GMM and VFA insurance contract assets	(536)	103	222	-	(211)
Closing GMM and VFA insurance contract liabilities	360,452	22,464	33,199	(59)	416,056
Closing PAA insurance contract net liabilities	13,091	822	-	(637)	13,276
Closing insurance contract liabilities for account of segregated fund holders	133,791	-	-	-	133,791
Net closing balance, September 30, 2026	$506,798	$23,389	$33,421	$(696)	$562,912
(1)On August 1, 2026, the Company sold its Vietnamese subsidiary MVI Life Co, Ltd. to Asahi Mutual Life Insurance Company. All insurance contracts held within
MVI Life Co., Ltd. were measured and reported under PAA. Refer to note 17.

Insurance finance (income) expenses (“IFIE”)	For the nine months ended September 30, 2026
Insurance finance (income) expenses for products not under PAA, per disclosure above(1)	$(7,028)
Insurance finance (income) expenses for products under PAA	75
Reclassification of derivative OCI to IFIE – cash flow hedges	(58)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	4,167
Total insurance finance (income) expenses from insurance contracts issued	(2,844)
Effect of movements in foreign exchange rates	512
Total insurance finance (income) expenses from insurance contracts issued and effect of movement in foreign exchange rates	$(2,332)
Portion recognized in (income) expenses, including effects of foreign exchange rates	13,759
Portion recognized in OCI, including effects of foreign exchange rates	(16,091)
(1)The insurance finance (income) expenses reflect effect of time value of money and financial risk, which includes but is not limited to interest accreted using locked-in rate, changes in interest rates and other financial assumptions, changes in fair value of underlying items of direct participation contracts and effects of risk mitigation option.

Manulife Financial Corporation – Third Quarter 2026	89

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(490)	$144	$248	$-	$(98)
Opening GMM and VFA insurance contract liabilities	334,706	22,160	26,517	(61)	383,322
Opening PAA insurance contract net liabilities	13,201	691	-	(817)	13,075
Opening insurance contract liabilities for account of segregated fund holders	126,545	-	-	-	126,545
Net opening balance, January 1, 2025	473,962	22,995	26,765	(878)	522,844
Changes that relate to current services	(551)	(1,418)	(3,130)	-	(5,099)
Changes that relate to future services	(8,405)	1,972	6,846	-	413
Changes that relate to past services	81	(15)	-	-	66
Insurance service result	(8,875)	539	3,716	-	(4,620)
Insurance finance (income) expenses	21,158	1,238	434	-	22,830
Effects of movements in foreign exchange rates	(12,220)	(1,054)	(853)	-	(14,127)
Total changes in income and OCI	63	723	3,297	-	4,083
Total cash flows	10,436	-	-	-	10,436
Movements related to insurance acquisition cash flows	(6)	-	-	1	(5)
Change in PAA balance	245	101	-	179	525
Movements related to insurance contract liabilities for account of segregated fund holders	2,461	-	-	-	2,461
Net closing balance	487,161	23,819	30,062	(698)	540,344
Closing GMM and VFA insurance contract assets	(474)	92	187	1	(194)
Closing GMM and VFA insurance contract liabilities	345,183	22,935	29,875	(61)	397,932
Closing PAA insurance contract net liabilities	13,446	792	-	(638)	13,600
Closing insurance contract liabilities for account of segregated fund holders	129,006	-	-	-	129,006
Net closing balance, December 31, 2025	$487,161	$23,819	$30,062	$(698)	$540,344
Reinsurance contracts held – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the nine months ended September 30, 2026 and for the year ended December 31, 2025.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Total
Opening reinsurance contract held assets	$51,618	$5,902	$3,086	$60,606
Opening reinsurance contract held liabilities	(3,995)	347	408	(3,240)
Opening PAA reinsurance contract net assets	228	14	-	242
Net opening balance, January 1, 2026	47,851	6,263	3,494	57,608
Changes that relate to current services	(459)	(362)	(333)	(1,154)
Changes that relate to future services	(850)	65	943	158
Changes that relate to past services	7	-	-	7
Insurance service result	(1,302)	(297)	610	(989)
Insurance finance (income) expenses from reinsurance contracts	(1,840)	(320)	105	(2,055)
Effects of changes in non-performance risk of reinsurers	65	-	-	65
Effects of movements in foreign exchange rates	1,937	235	142	2,314
Total changes in income and OCI	(1,140)	(382)	857	(665)
Total cash flows	1,402	-	-	1,402
Change in PAA balance	12	(2)	-	10
Net closing balance	48,125	5,879	4,351	58,355
Closing reinsurance contract held assets	53,213	5,408	3,033	61,654
Closing reinsurance contract held liabilities	(5,328)	459	1,318	(3,551)
Closing PAA reinsurance contract net assets	240	12	-	252
Net closing balance, September 30, 2026	$48,125	$5,879	$4,351	$58,355

Manulife Financial Corporation – Third Quarter 2026	90

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Total
Opening reinsurance contract held assets	$50,275	$5,442	$3,008	$58,725
Opening reinsurance contract held liabilities	(3,308)	333	333	(2,642)
Opening PAA reinsurance contract net assets	249	14	-	263
Net opening balance, January 1, 2025	47,216	5,789	3,341	56,346
Changes that relate to current services	(497)	(515)	(424)	(1,436)
Changes that relate to future services	(1,167)	799	554	186
Changes that relate to past services	31	-	-	31
Insurance service result	(1,633)	284	130	(1,219)
Insurance finance (income) expenses from reinsurance contracts	2,176	447	128	2,751
Effects of changes in non-performance risk of reinsurers	11	-	-	11
Effects of movements in foreign exchange rates	(2,630)	(257)	(105)	(2,992)
Total changes in income and OCI	(2,076)	474	153	(1,449)
Total cash flows	2,732	-	-	2,732
Change in PAA balance	(21)	-	-	(21)
Net closing balance	47,851	6,263	3,494	57,608
Closing reinsurance contract held assets	51,618	5,902	3,086	60,606
Closing reinsurance contract held liabilities	(3,995)	347	408	(3,240)
Closing PAA reinsurance contract net assets	228	14	-	242
Net closing balance, December 31, 2025	$47,851	$6,263	$3,494	$57,608
(b)Effect of New Business Recognized in the Period
The following table presents components of new business for insurance contracts issued for the periods presented.

	For the nine months ended September 30, 2026		For the year ended December 31, 2025
	Non-onerous	Onerous	Non-onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$41,357	$1,692	$44,670	$1,209
Insurance acquisition cash flows	6,652	345	8,049	258
Claims and other insurance service expenses payable	34,705	1,347	36,621	951
Estimates of present value of cash inflows	(45,614)	(1,698)	(50,005)	(1,196)
Risk adjustment for non-financial risk	811	51	1,034	68
Contractual service margin	3,446	-	4,301	-
Amount included in insurance contract liabilities for the period	$-	$45	$-	$81
The following table presents components of new business for reinsurance contracts held portfolios for the periods presented.

	For the nine months ended September 30, 2026	For the year ended December 31, 2025
New business reinsurance contracts
Estimates of present value of cash outflows	$(6,942)	$(9,402)
Estimates of present value of cash inflows	6,595	8,322
Risk adjustment for non-financial risk	262	825
Contractual service margin	102	303
Amount included in reinsurance assets for the period	$17	$48

Manulife Financial Corporation – Third Quarter 2026	91
(c)Insurance Revenue
The following table shows the components of insurance revenue in the Consolidated Statements of Income. Insurance revenue excludes investment components and loss component. It also does not reflect any financial changes such as effect of time value of money, which are recognized in insurance finance income and expenses.

	three months ended September 30,		nine months ended September 30,
For the	2026	2025	2026	2025
Expected incurred claims and other insurance service result	$3,999	$3,867	$11,895	$11,344
Change in risk adjustment for non-financial risk expired	347	334	1,058	1,043
CSM recognized for services provided	916	819	2,638	2,287
Recovery of insurance acquisition cash flows	663	497	1,831	1,357
Contracts under PAA	1,783	1,905	5,225	5,443
Total insurance revenue	$7,708	$7,422	$22,647	$21,474
(d)Significant Judgements and Estimates
Discount rates
The following tables present the spot rates used for discounting liability cash flows.

					September 30, 2026
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	3.54%	4.57%	5.52%	5.82%	6.53%	4.40%
		Somewhat liquid(1)	30	70	3.51%	4.55%	5.44%	5.83%	6.48%	4.40%
U.S.	USD	Illiquid	30	70	4.84%	5.83%	6.87%	7.32%	7.05%	5.15%
		Somewhat liquid(1)	30	70	4.89%	5.82%	6.72%	7.24%	6.99%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	1.92%	2.81%	3.69%	4.63%	5.12%	1.60%
Hong Kong	HKD	Illiquid	15	55	3.35%	4.75%	5.69%	5.03%	4.33%	3.70%

					December 31, 2025
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	2.89%	3.85%	4.94%	5.36%	6.10%	4.40%
		Somewhat liquid(1)	30	70	2.87%	3.82%	4.85%	5.39%	6.05%	4.40%
U.S.	USD	Illiquid	30	70	3.74%	4.37%	5.65%	6.47%	6.41%	5.15%
		Somewhat liquid(1)	30	70	3.85%	4.42%	5.55%	6.47%	6.40%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	1.18%	1.93%	2.60%	3.59%	4.38%	1.60%
Hong Kong	HKD	Illiquid	15	55	2.39%	3.48%	4.57%	4.38%	4.02%	3.70%
(1)Somewhat liquid refers to liquidity level that is between liquid and illiquid. It is higher liquidity than illiquid and lower liquidity than liquid.
(e)Actuarial Methods and Assumptions
The Company performs a comprehensive review of actuarial methods and assumptions annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and maintaining a risk adjustment that is appropriate for the risks assumed. While the assumptions selected represent the Company’s best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities. The changes implemented from the review are generally implemented in the third quarter of each year, though updates may be made outside the third quarter in certain circumstances.
2026 Review of Actuarial Methods and Assumptions
The completion of the 2026 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $128, excluding the portion related to non-controlling interests. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $217 ($175 post-tax), a decrease in pre-tax net income attributed to participating policyholders of $4 ($3 post-tax), an increase in CSM of $47, an increase in pre-tax other comprehensive income attributed to shareholders of $306 ($240 post-tax), and a decrease in pre-tax other comprehensive income attributed to participating policyholders of $4 ($2 post-tax).

Manulife Financial Corporation – Third Quarter 2026	92
Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2026	Total
Methodology and other updates(2)	$(279)
Lapse and policyholder behaviour updates	226
Mortality and morbidity updates	(75)
Impact of updates to actuarial methods and assumptions, on pre-tax fulfilment cash flows	$(128)
(1)Excludes the portion related to non-controlling interests of $108. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(20).
(2)Other updates also include financial related updates and the Canada variable annuity product review.
Impact of updates to actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2026	Total
Portion recognized in pre-tax net income (loss) attributed to:
Participating policyholders	$(4)
Shareholders	(217)
(221)
Portion recognized in pre-tax OCI attributed to:
Participating policyholders	(4)
Shareholders	306
302

Portion increasing (decreasing) CSM	47
Impact of updates to actuarial methods and assumptions, pre-tax	$128
(1)Excludes the portion related to non-controlling interests of $(108). The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $20.
Methodology and other updates
Methodology and other updates decreased pre-tax fulfilment cash flows by $279.
The decrease was mainly driven by valuation model enhancements for U.S. life insurance riders and the net impact of updates to valuation models for participating products in Asia, including annual yield and parameter updates. This was partially offset by the net impact of methodology updates related to the projection of future premiums on U.S. life insurance business, as well as other smaller items that netted to an increase in fulfilment cash flows. This also includes the Canada variable annuity product review, which had an immaterial impact.
Lapse and policyholder behaviour updates
Updates to lapse and policyholder behaviour assumptions increased pre-tax fulfilment cash flows by $226.
The increase was mainly driven by the review of lapse assumptions in Singapore to reflect higher lapse experience on investment-linked products and some other smaller items, partially offset by policyholder behaviour driven updates on U.S. life insurance riders.
Mortality and morbidity updates
Mortality and morbidity updates decreased pre-tax fulfilment cash flows by $75.
The decrease was mainly driven by updates to morbidity and mortality assumptions in Vietnam to reflect recent experience, partially offset by updates to mortality assumptions in the U.S. life insurance business following completion of the experience study.
2025 Review of Actuarial Methods and Assumptions
The completion of the 2025 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $605, excluding the portion related to non-controlling interests. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $244 ($216 post-tax), a decrease in pre-tax net income attributed to participating policyholders of $88 ($67 post-tax), an increase in CSM of $1,080, a decrease in pre-tax other comprehensive income attributed to shareholders of $52 ($73 post-tax), and a decrease in pre-tax other comprehensive income attributed to participating policyholders of $91 ($70 post-tax).
1  The mortality rate of LTC policyholders who are currently not on claim.

Manulife Financial Corporation – Third Quarter 2026	93
Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2025	Total
Hong Kong health insurance product reserving approach	$(463)
Methodology and other updates(2)	(207)
Lapse and policyholder behaviour updates	181
Long-term care triennial review	(77)
Mortality and morbidity updates	(39)
Impact of updates to actuarial methods and assumptions, on pre-tax fulfilment cash flows	$(605)
(1)Excludes the portion related to non-controlling interests of $116. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(489).
(2)Other updates also include financial related updates.
Impact of updates to actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2025	Total
Portion recognized in pre-tax net income (loss) attributed to:
Participating policyholders	$(88)
Shareholders	(244)
(332)
Portion recognized in pre-tax OCI attributed to:
Participating policyholders	(91)
Shareholders	(52)
(143)

Portion increasing (decreasing) CSM	1,080
Impact of updates to actuarial methods and assumptions, pre-tax	$605
(1)Excludes the portion related to non-controlling interests of $(116). The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $489.
Hong Kong health insurance product reserving approach
An update to the pricing philosophy on certain health insurance products in Hong Kong led to a change in the IFRS 17 measurement model from the Premium Allocation Approach to the General Measurement Model, which requires all future cash flows to be included in the fulfilment cash flows, amounting to a decrease in pre-tax fulfilment cash flows of $463.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $207.
The decrease was mainly driven by annual yield and parameter updates to valuation models for participating products in Asia and Canada. This was partially offset by various other valuation models updates in the U.S. to non-participating products that netted to a residual increase in fulfilment cash flows.
Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $181.
The increase was mainly driven by the review of lapse assumptions in Singapore as well as other smaller updates. The
Singapore update reflected higher lapse experience on index-linked and universal life products. This was partially offset by the impact of the lapse review on term insurance products in Canada.
Long-term care triennial review
U.S. Insurance completed a comprehensive long-term care (“LTC”) experience study. The review included all aspects of claim assumptions, as well as the progress on future premium increases and approved premium increases in excess of prior assumptions. The impact of the LTC review was a decrease in pre-tax fulfilment cash flows of $77.
The overall experience study led to a $1.9 billion (US$1.4 billion) increase in pre-tax fulfilment cash flows for claim costs following a review of morbidity, mortality and lapse assumptions. This was mainly driven by higher utilization of benefits due to the impact of higher inflation in the cost-of-care, and also reflects the benefit of in-force management initiatives related to fraud, waste and abuse programs. The impact from utilization was partially offset by updates to reflect higher terminations. The impacts of updating incidence, active life mortality1, lapse and other refinements were all relatively small.
The review of assumed future premium increases resulted in a $1.5 billion (US$1.1 billion) decrease in pre-tax fulfilment cash flows. This reflects expected future net premium increases that are due to the outstanding amounts from prior state filings as well as to the 2025 review of morbidity, mortality, and lapse assumptions. Since the last triennial review in 2022, the Company has received, as of September 30, 2025, actual premium increase approvals of $3.2 billion pre-tax (US$2.3 billion pre-tax) on
1  Actual experience obtaining premium increases could be materially different than what the Company has assumed, resulting in further increases or decreases in pre-tax fulfilment cash flows, which could be material.

Manulife Financial Corporation – Third Quarter 2026	94
a present value basis. This exceeds the amount of premium increases assumed in the pre-tax fulfilment cash flows by
$0.5 billion (US$0.3 billion) at that time.1
Mortality and morbidity updates
Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $39.
The decrease was mainly driven by a morbidity study of group long-term disability benefits in Canada related to claim termination, partially offset by other items that netted to a modest residual increase in fulfilment cash flows.
(f)Reinsurance Transactions
Agreement with Reinsurance Group of America
On November 20, 2024, the Company announced it entered into an agreement with Reinsurance Group of America,
Incorporated (“RGA”) to reinsure policies from the U.S. LTC and U.S. structured settlement legacy blocks. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as a 75% quota share for both the LTC and structured settlements blocks.
The transaction closed on January 2, 2025, with an effective date of January 1, 2025, with the Company transferring invested assets of $5.4 billion and reinsuring insurance contract liabilities of $5.2 billion. The Company recognized a reinsurance contractual service margin of $201.
Agreement with Munich Re
On August 5, 2026, the Company announced it entered into an agreement with Munich American Reassurance Company, a subsidiary of Munich Re to reinsure 80% of the biometric risk on a block of LTC policies with $3.2 billion of insurance contract liabilities. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders.
The transaction closed on October 1, 2026 with an effective date of July 1, 2026. The financial impact of the transaction will be reflected in the Company’s fourth quarter 2026 results.
Note 6    Investment Contract Assets and Liabilities
(a)Carrying Value and Fair Value of Investment Contract Assets and Liabilities
Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk.
Those contracts are subsequently measured either at fair value or at amortized cost.
The following table presents the gross carrying and fair values of investment contract liabilities, the carrying and fair values of reinsurance financial assets and the net carrying value and fair values of investment contract liabilities for the periods presented.

As at	September 30, 2026			December 31, 2025
	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net
Investment contract liabilities, measured at fair value
Fair value	$916	$714	$202	$908	$620	$288
Investment contract liabilities, measured at amortized cost
Carrying value	13,952	912	13,040	13,229	934	12,295
Fair value	14,040	809	13,231	13,551	889	12,662
(b)Fair Value Measurement
The fair value of investment contract assets and liabilities was determined using Level 2 valuation techniques (December 31,
2025 – Level 2).

Manulife Financial Corporation – Third Quarter 2026	95
Note 7    Risk Management
The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 8 of the Company’s 2025 Annual Consolidated Financial Statements. The risks to which the Company is exposed at the end of the reporting period are representative of risks it is typically exposed to throughout the reporting period. The following disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures”.
(a)Credit Risk
Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations.
Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.
The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration fair values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.
The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.
Credit risk associated with derivative counterparties is discussed in note 7 (d).

Manulife Financial Corporation – Third Quarter 2026	96
(I)Credit quality
The following tables present financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, presenting separately Stage 1, Stage 2, and Stage 3 credit risk profiles, with expected credit loss
(“ECL”) allowances, plus ECL allowances for loan commitments.

As at September 30, 2026	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$208,719	$1,009	$-	$209,728
Non-investment grade	4,171	539	72	4,782
Total carrying value	212,890	1,548	72	214,510
Allowance for credit losses	227	50	1	278
Debt securities, measured at amortized cost
Investment grade	1,623	-	-	1,623
Non-investment grade	-	-	-	-
Total	1,623	-	-	1,623
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,622	-	-	1,622
Private placements, measured at FVOCI
Investment grade	44,179	557	-	44,736
Non-investment grade	6,691	1,196	190	8,077
Total carrying value	50,870	1,753	190	52,813
Allowance for credit losses	116	83	127	326
Commercial mortgages, measured at FVOCI
AAA	224	-	-	224
AA	8,051	-	-	8,051
A	13,292	-	-	13,292
BBB	4,969	535	-	5,504
BB	186	638	-	824
B and lower	-	4	68	72
Total carrying value	26,722	1,177	68	27,967
Allowance for credit losses	39	31	76	146
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	235	-	-	235
BBB	-	-	-	-
BB	-	-	-	-
B and lower	138	8	1	147
Total	373	8	1	382
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	372	8	1	381
Residential mortgages, measured at amortized cost
Performing	27,667	1,346	-	29,013
Non-performing	-	-	65	65
Total	27,667	1,346	65	29,078
Allowance for credit losses	5	2	2	9
Total carrying value, net of allowance	27,662	1,344	63	29,069
Loans to Bank clients, measured at amortized cost
Performing	3,150	95	-	3,245
Non-performing	-	-	3	3
Total	3,150	95	3	3,248
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	3,149	94	2	3,245
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	353	-	-	353
Total carrying value	353	-	-	353
Allowance for credit losses	8	-	-	8
Other invested assets, measured at amortized cost
Investment grade	4,547	-	-	4,547
Non-investment grade	-	-	-	-
Total	4,547	-	-	4,547
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	4,546	-	-	4,546
Loan commitments
Allowance for credit losses	10	1	2	13
Total carrying value, net of allowance	$328,186	$5,924	$396	$334,506

Manulife Financial Corporation – Third Quarter 2026	97

As at December 31, 2025	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$203,241	$1,187	$-	$204,428
Non-investment grade	3,993	477	-	4,470
Total carrying value	207,234	1,664	-	208,898
Allowance for credit losses	221	43	-	264
Debt securities, measured at amortized cost
Investment grade	1,137	-	-	1,137
Non-investment grade	-	-	-	-
Total	1,137	-	-	1,137
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,136	-	-	1,136
Private placements, measured at FVOCI
Investment grade	43,803	309	-	44,112
Non-investment grade	5,527	979	211	6,717
Total carrying value	49,330	1,288	211	50,829
Allowance for credit losses	108	82	194	384
Commercial mortgages, measured at FVOCI
AAA	244	-	-	244
AA	7,961	-	-	7,961
A	13,720	-	-	13,720
BBB	5,106	645	-	5,751
BB	63	730	-	793
B and lower	-	20	100	120
Total carrying value	27,094	1,395	100	28,589
Allowance for credit losses	42	38	34	114
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	223	-	-	223
BBB	-	-	-	-
BB	-	-	-	-
B and lower	166	8	1	175
Total	389	8	1	398
Allowance for credit losses	1	-	1	2
Total carrying value, net of allowance	388	8	-	396
Residential mortgages, measured at amortized cost
Performing	25,361	1,379	-	26,740
Non-performing	-	-	50	50
Total	25,361	1,379	50	26,790
Allowance for credit losses	4	2	1	7
Total carrying value, net of allowance	25,357	1,377	49	26,783
Loans to Bank clients, measured at amortized cost
Performing	2,629	105	-	2,734
Non-performing	-	-	4	4
Total	2,629	105	4	2,738
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,628	104	3	2,735
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	383	-	-	383
Total carrying value	383	-	-	383
Allowance for credit losses	21	-	-	21
Other invested assets, measured at amortized cost
Investment grade	4,266	-	-	4,266
Non-investment grade	-	-	-	-
Total	4,266	-	-	4,266
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	4,265	-	-	4,265
Loan commitments
Allowance for credit losses	10	1	1	12
Total carrying value, net of allowance	$317,815	$5,836	$363	$324,014

Manulife Financial Corporation – Third Quarter 2026	98
(II)Allowance for ECL
The following tables provide the movement in the allowance for ECL by stage for the nine months ended September 30, 2026 and for the year ended December 31, 2025.

As at September 30, 2026	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of the year	$410	$167	$232	$809
Net re-measurement due to transfers	-	4	(4)	-
Transfers to stage 1	4	(4)	-	-
Transfers to stage 2	(4)	8	(4)	-
Transfers to stage 3	-	-	-	-
Net originations, purchases, disposals and repayments	37	(2)	(115)	(80)
Changes to risk, parameters, and models	(49)	(6)	86	31
Foreign exchange and other adjustments	11	5	10	26
Balance, end of the period	$409	$168	$209	$786

As at December 31, 2025	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of the year	$434	$213	$181	$828
Net re-measurement due to transfers	4	(31)	27	-
Transfers to stage 1	11	(11)	-	-
Transfers to stage 2	(7)	7	-	-
Transfers to stage 3	-	(27)	27	-
Net originations, purchases, disposals and repayments	59	(11)	(97)	(49)
Changes to risk, parameters, and models	(72)	(1)	117	44
Foreign exchange and other adjustments	(15)	(3)	4	(14)
Balance, end of the year	$410	$167	$232	$809
(III)Significant Judgements and Estimates
The following tables show certain key macroeconomic variables used to estimate the ECL allowances by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

	Current quarter	Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at September 30, 2026		Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$2,090	1.5%	2.0%	3.8%	1.8%	(3.4)%	2.5%	(5.9)%	2.5%
Unemployment rate	6.5%	6.7%	6.1%	6.3%	5.7%	8.8%	8.0%	9.6%	9.1%
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	$76	$76	$69	$74	$69	$63	$63	$58	$59
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$24,526	1.8%	2.6%	3.1%	2.6%	(2.3)%	2.8%	(4.3)%	2.7%
Unemployment rate	4.2%	4.5%	4.6%	3.8%	3.9%	7.0%	6.4%	7.6%	8.3%
7-10 Year BBB U.S. Corporate Index	5.8%	5.9%	6.1%	5.7%	6.1%	6.5%	5.8%	7.0%	5.8%
Japan
Gross Domestic Product (GDP), in JPY billions	¥599,302	0.4%	0.7%	2.3%	0.8%	(4.0)%	1.0%	(7.3)%	1.6%
Unemployment rate	2.5%	2.5%	2.2%	2.2%	1.8%	3.1%	2.9%	3.6%	3.4%
Hong Kong
Unemployment rate	3.7%	3.6%	3.2%	3.2%	2.9%	4.7%	3.8%	5.1%	4.4%
Hang Seng Index	25,183	(2.9)%	1.0%	7.1%	0.6%	(27.2)%	6.7%	(42.8)%	10.1%
Chinese Mainland
Gross Domestic Product (GDP), in CNY billions	¥127,462	4.4%	4.0%	6.9%	4.2%	(2.5)%	4.4%	(5.3)%	3.7%
FTSE Xinhua A200 Index	11,863	1.4%	3.1%	15.8%	1.2%	(29.6)%	9.8%	(39.1)%	11.6%

Manulife Financial Corporation – Third Quarter 2026	99

	Current quarter	Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at December 31, 2025		Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$2,020	0.6%	1.9%	2.6%	1.9%	(4.1)%	2.2%	(7.2)%	2.2%
Unemployment rate	7.2%	7.1%	6.3%	6.5%	5.6%	8.5%	8.0%	9.5%	9.7%
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	$61	$62	$66	$67	$67	$47	$60	$39	$54
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$23,998	2.1%	2.4%	3.8%	2.4%	(2.2)%	2.7%	(4.1)%	2.6%
Unemployment rate	4.4%	4.6%	4.3%	3.9%	3.6%	7.2%	6.1%	7.7%	8.2%
7-10 Year BBB U.S. Corporate Index	5.3%	5.9%	6.1%	5.7%	6.0%	6.4%	5.8%	7.0%	5.7%
Japan
Gross Domestic Product (GDP), in JPY billions	¥564,072	0.2%	0.8%	2.2%	1.0%	(4.1)%	1.1%	(7.4)%	1.7%
Unemployment rate	2.5%	2.5%	2.2%	2.4%	2.1%	3.0%	2.9%	3.2%	3.5%
Hong Kong
Unemployment rate	4.1%	4.0%	3.2%	3.6%	2.9%	5.1%	4.1%	5.5%	4.8%
Hang Seng Index	26,454	(1.3)%	1.0%	8.9%	0.7%	(26.0)%	6.7%	(41.9)%	10.2%
Chinese Mainland
Gross Domestic Product (GDP), in CNY billions	¥119,732	4.7%	4.1%	7.2%	4.3%	(2.3)%	4.6%	(5.1)%	3.9%
FTSE Xinhua A200 Index	11,186	3.7%	3.6%	18.6%	1.6%	(28.0)%	10.3%	(37.8)%	12.1%
(IV)Sensitivity to Changes in Economic Assumptions
The following table shows the actual probability-weighted ECL allowance recorded by the Company which results from using all four macroeconomic scenarios (including the more heavily weighted best estimate base case scenario, one upside and two downside scenarios) weighted by probability of occurrence and shows the ECL allowance which would result from using only the base case scenario.

As at	September 30, 2026	December 31, 2025
Probability-weighted ECL allowance	$786	$809
Base case ECL allowance	$571	$611
Difference – in amount	$215	$198
Difference – as a percentage of probability-weighted ECL allowance	27.35%	24.47%
The Company’s probability-weighted ECL allowance balance which resulted from all four macroeconomic scenarios as at
September 30, 2026 was $786 (December 31, 2025 – $809). ECL allowance balances indicated by the base case scenario, the upside scenario, the downside scenario 1 and the downside scenario 2, as at September 30, 2026 were $571, $497,
$1,457 and $1,809, respectively (December 31, 2025 – $611, $522, $1,434 and $1,798, respectively).
(b)Securities Lending, Repurchase and Reverse Repurchase Transactions
As at September 30, 2026, the Company had loaned securities (which are included in invested assets) with a market value of
$3,296 (December 31, 2025 – $1,800). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at September 30, 2026, the Company had outstanding reverse repurchase transactions of $1,063 (December 31, 2025 –
$957) which are recorded as receivables in miscellaneous assets. In addition, the Company had outstanding repurchase transactions of $1,064 as at September 30, 2026 (December 31, 2025 – $193) which are recorded as payables in other liabilities.

Manulife Financial Corporation – Third Quarter 2026	100
(c)Credit Default Swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings.
The following tables present details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at September 30, 2026	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$23	$-	1
A	22	-	1
BBB	68	1	1
Total single name CDS	$113	$1	1
Total CDS protection sold	$113	$1	1

As at December 31, 2025	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$22	$-	2
A	65	1	2
BBB	22	-	1
Total single name CDS	$109	$1	2
Total CDS protection sold	$109	$1	2
(1)Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.
(2)The weighted average maturity of the CDS is weighted based on notional amounts.
(3)Ratings are based on S&P where available followed by Moody’s, Morningstar DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)The Company held $nil purchased credit protection as at September 30, 2026 (December 31, 2025 – $nil).
(d)Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at
September 30, 2026, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 30 per cent (December 31, 2025 – 29 per cent). As at September 30, 2026, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,844 (December 31, 2025 –
$1,386). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2025 – $nil).
(e)Offsetting Financial Assets and Financial Liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.
In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse repurchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

Manulife Financial Corporation – Third Quarter 2026	101
The following tables present the effect of conditional master netting agreements and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

As at September 30, 2026	Gross amounts of financial instruments(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amounts including financing entity(3)	Net amounts excluding financing entity
		Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)
Financial assets
Derivative assets	$11,597	$(8,192)	$(2,848)	$557	$557
Securities lending	3,296	-	(3,296)	-	-
Reverse repurchase agreements	1,063	(63)	(1,000)	-	-
Total financial assets	$15,956	$(8,255)	$(7,144)	$557	$557
Financial liabilities
Derivative liabilities	$(17,595)	$8,192	$9,256	$(147)	$(124)
Repurchase agreements	(1,064)	63	971	(30)	-
Total financial liabilities	$(18,659)	$8,255	$10,227	$(177)	$(124)

As at December 31, 2025	Gross amounts of financial instruments(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amounts including financing entity(3)	Net amounts excluding financing entity
		Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)
Financial assets
Derivative assets	$9,955	$(6,700)	$(2,694)	$561	$561
Securities lending	1,800	-	(1,800)	-	-
Reverse repurchase agreements	957	-	(957)	-	-
Total financial assets	$12,712	$(6,700)	$(5,451)	$561	$561
Financial liabilities
Derivative liabilities	$(15,024)	$6,700	$8,228	$(96)	$(39)
Repurchase agreements	(193)	-	193	-	-
Total financial liabilities	$(15,217)	$6,700	$8,421	$(96)	$(39)
(1)Financial assets and liabilities include accrued interest of $191 and $512, respectively (December 31, 2025 – $334 and $677, respectively).
(2)Financial and cash collateral exclude over-collateralization. As at September 30, 2026, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements, and repurchase agreements in the amounts of $792, $1,946, $55 and $nil, respectively (December 31, 2025 – $403, $1,699, $154 and $nil, respectively). As at September 30, 2026, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange-traded contracts or cleared contracts.
(3)Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.

Manulife Financial Corporation – Third Quarter 2026	102
The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.
A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following tables present the effect of unconditional netting.

As at September 30, 2026	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,445	$(1,445)	$-
Variable surplus note	(1,445)	1,445	-

As at December 31, 2025	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,349	$(1,349)	$-
Variable surplus note	(1,349)	1,349	-
Note 8    Long-Term Debt
(a)Carrying Value of Long-term Debt Instruments

				As at
	Issue date	Maturity date	Par value	September 30, 2026	December 31, 2025
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,640	$1,583
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,053	1,017
4.986% Senior notes(1)	December 11, 2025	December 11, 2035	US$1,000	1,412	1,362
3.703% Senior notes(1)	March 16, 2022	March 16, 2032	US$750	1,061	1,024
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	284	274
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	709	684
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	383	370
4.150% Senior notes(1),(2)	March 4, 2016	March 4, 2026	US$1,000	-	1,371
Total				$6,542	$7,685
(1)These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.
(2)The 4.150% senior notes matured and were redeemed at par on March 4, 2026.
(b)Fair Value Measurement
The Company measures its long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at
September 30, 2026, the fair value of long-term debt was $5,414 (December 31, 2025 – $6,962) which was determined using
Level 2 valuation techniques (December 31, 2025 – Level 2).

Manulife Financial Corporation – Third Quarter 2026	103
Note 9    Capital Instruments
(a)Carrying Value of Capital Instruments

					As at
	Issue date	Earliest par redemption date	Maturity date	Par value	September 30, 2026	December 31, 2025
6.146% MFC Subordinated notes(1)	September 11, 2026	September 11, 2036	September 11, 2041	US$750	$1,058	$-
JHFC Subordinated notes(2)	December 14, 2006	December 15, 2036	December 15, 2036	$650	648	648
2.880% MFC Subordinated notes(3),(4)	June 4, 2026	June 4, 2031	June 4, 2036	S$500	553	-
3.983% MFC Subordinated debentures	May 23, 2025	May 23, 2030	May 23, 2035	$500	498	497
2.818% MFC Subordinated debentures(5)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	998	997
4.064% MFC Subordinated debentures	December 6, 2024	December 6, 2029	December 6, 2034	$1,000	997	996
4.275% MFC Subordinated notes(4)	June 19, 2024	June 19, 2029	June 19, 2034	S$500	554	531
5.054% MFC Subordinated debentures	February 23, 2024	February 23, 2029	February 23, 2034	$1,100	1,097	1,096
5.409% MFC Subordinated debentures	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,198	1,197
4.061% MFC Subordinated notes(5),(6)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,064	1,028
Total					$8,665	$6,990
(1)Issued by MFC during the third quarter of 2026, interest is payable semi-annually. After September 11, 2036, the interest rate will reset to equal the prevailing 5-
year U.S. Treasury Constant Maturity Rate plus 1.35%. With regulatory approval, MFC may redeem the notes, in whole or in part, on or after September 11,
2031 and prior to September 11, 2036, at a redemption price equal to the greater of par and the present value of the remaining scheduled payments of principal and interest to September 11, 2036, discounted at the Treasury Rate plus 25 basis points, together with accrued and unpaid interest. On September 11, 2036,
MFC may redeem the notes, in whole but not in parts, at par, together with accrued and unpaid interest.
(2)Issued by John Hancock Financial Corporation (“JHFC”), a wholly owned subsidiary of MFC, to Manulife Finance (Delaware) LLC, a subsidiary of Manulife
Finance (Delaware) L.P. (“MFLP”). MFLP and its subsidiaries are wholly owned unconsolidated related parties of the Company. Refer to note 13 (b).
(3)Issued by MFC during the second quarter of 2026, interest is payable semi-annually. After June 4, 2031, the interest rate will reset to equal the prevailing 5-year
Singapore Overnight Rate Average plus 0.931%. With regulatory approval, MFC may redeem the notes, in whole, but not in part, on June 4, 2031 and on any interest payment date thereafter, at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
(4)Designated as a hedge of the Company’s net investment in its Singapore operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.
(5)Capital instruments with interest rates resetting in the future that reference Canadian Dollar Offered Rate (“CDOR”) and the U.S. dollar Mid-Swap rate (based on London Interbank Offered Rate (“LIBOR”)) include the 2.818% subordinated debentures and 4.061% subordinated notes, respectively. Future rate resets for these capital instruments may rely on alternative reference rates such as Canadian Overnight Repo Rate Average, the alternative rate for CDOR, and the
Secured Overnight Financing Rate, the alternative rate for U.S. dollar LIBOR. As at September 30, 2026, the interest rate benchmark reform has not resulted in material changes in the Company’s risk management strategy.
(6)Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-
measurement of the subordinated notes into Canadian dollars.
(b)Fair Value Measurement
The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at
September 30, 2026, the fair value of capital instruments was $8,626 (December 31, 2025 – $7,121) which was determined using Level 2 valuation techniques (December 31, 2025 – Level 2).

Manulife Financial Corporation – Third Quarter 2026	104
Note 10    Equity Capital and Earnings Per Share
(a)Preferred Shares and Other Equity Instruments
The following table presents information about the outstanding preferred shares and other equity instruments as at September
30, 2026 and December 31, 2025.

	Issue date	Annual dividend / distribution rate(1)	Earliest redemption date(2),(3)	Number of shares (in millions)	Face amount	Net amount(4) as at
						September 30, 2026	December 31, 2025
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.650%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.500%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6),(7)	March 11, 2011	4.640%	June 19, 2031	8	200	196	160
Series 4(7)	June 20, 2016	floating	n/a	-	-	-	36
Series 9(5),(6)	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11(5),(6)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6)	June 21, 2013	6.350%	September 19, 2028	8	200	196	196
Series 15(5),(6)	February 25, 2014	5.775%	June 19, 2029	8	200	195	195
Series 17(5),(6)	August 15, 2014	5.542%	December 19, 2029	14	350	343	343
Series 19(5),(6),(8)	December 3, 2014	5.169%	March 19, 2030	10	250	246	246
Series 25(5),(6)	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments
Limited recourse capital notes (LRCN)(9)
Series 1(9)(10)	February 19, 2021	5.883%	May 19, 2031	n/a	2,000	1,982	1,982
Series 2(10)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(10)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total						$6,660	$6,660
(1)Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.
(2)Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption dates or every five years thereafter, except for Class A Series 2 and Class A Series 3 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption dates, and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval.
(3)Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for LRCN Series 1 is every five years during the period from May 19 to and including
June 19, commencing in 2026. MFC did not exercise its option to redeem LRCN Series 1 during the 2026 redemption period; accordingly, the next five year redemption period will occur from May 19, 2031 to June 19, 2031. The redemption period for LRCN Series 2 is every five years during the period from February
19 to and including March 19, commencing in 2027. After the first redemption date on June 19, 2027, the redemption period for LRCN Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.
(4)Net of after-tax issuance costs.
(5)On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%,
Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.
(6)On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.
(7)MFC did not exercise its right to redeem the outstanding Class 1 Series 3 or Class 1 Series 4 preferred shares on June 19, 2026. Following the conversion elections, all Class 1 Series 4 preferred shares were converted into Class 1 Series 3 preferred shares on a one-for-one basis, resulting in 8 million Class 1
Series 3 preferred shares outstanding. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 4.640%, for a five-year period commencing on June 20, 2026.
(8)MFC did not exercise its right to redeem the outstanding Class 1 Series 19 preferred shares on March 19, 2025, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.169%, for a five-year period commencing on March 20, 2025.
(9)Non-payment of distributions or principal on any LRCN series when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1, Class 1 Series 28 preferred shares for LRCN Series 2, and Class 1 Series 29 preferred shares for LRCN Series 3. All claims of the holders of LRCN series against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28 and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.
(10)The LRCN Series 1 paid a distribution at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; the distribution rate was reset on June 19, 2026 to
5.883%, payable semi-annually until June 18, 2031; on June 19, 2031 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN Series 2 pay a distribution at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March 19, 2077, the rate will be reset at a rate equal to the five-
year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 pay a distribution at a fixed rate of 7.117% payable semi-
annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year
Government of Canada yield as defined in the prospectus, plus 3.95%.
(b)Common Shares
As at September 30, 2026, there were 4 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2025 – 9 million).

Manulife Financial Corporation – Third Quarter 2026	105
The following table presents changes in common shares issued and outstanding.

Number of common shares (in millions)	For the nine months ended September 30, 2026	For the year ended December 31, 2025
Balance, beginning of period	1,677	1,729
Repurchased for cancellation	(27)	(54)
Issued on exercise of stock options and deferred share units	4	2
Balance, end of period	1,654	1,677
Normal course issuer bid
On February 19, 2026, the Company received approval from the Toronto Stock Exchange (“TSX”) to launch a normal course issuer bid (the “2026 NCIB”), permitting the purchase for cancellation of up to 42 million of its common shares, representing approximately 2.5% of its common shares outstanding as at January 31, 2026. Purchases under the 2026 NCIB commenced on February 24, 2026, and may continue until February 23, 2027, when the 2026 NCIB expires, or such earlier date as the
Company completes its purchases.
The Company’s 2025 NCIB was approved by the TSX on February 19, 2025, permitting the purchase for cancellation of up to
51.5 million common shares, representing approximately 3.0% of common shares outstanding as at February 12, 2025. The
2025 NCIB expired on February 23, 2026.
During the nine months ended September 30, 2026, the Company purchased for cancellation 26.8 million shares (2025 – 40.7 million shares) for $1,456 (pre-tax), including 24.0 million shares for $1,313 under the 2026 NCIB, and 2.8 million shares for
$143 under the previous NCIB, and incurred $25 tax on net repurchases of equity (2025 – $1,741 under NCIB and $32 tax). Of this, $322 was recorded in Common shares and $1,159 was recorded in Shareholders and other equity holders’ retained earnings in the Consolidated Statements of Changes in Equity (2025 – $487 and $1,286, respectively).
(c)Earnings Per Share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

	three months ended September 30,		nine months ended September 30,
For the	2026	2025	2026	2025
Weighted average number of common shares (in millions)	1,658	1,696	1,667	1,710
Dilutive stock-based awards(1) (in millions)	3	5	3	5
Weighted average number of diluted common shares (in millions)	1,661	1,701	1,670	1,715
(1)The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.
Note 11    Revenue from Service Contracts
The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees related to services provided typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
Asset-based fees vary with asset values of accounts under management, subject to market conditions and investor behaviours beyond the Company’s control. Transaction processing and administrative fees vary with activity volumes, also beyond the
Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily.
Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants.
The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

Manulife Financial Corporation – Third Quarter 2026	106
The following tables present revenue from service contracts by service lines and by reporting segments as disclosed in note
14.

For the three months ended September 30, 2026	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$1,114	$(136)	$978
Transaction processing, administration, and service fees	778	76	854
Distribution fees and other	262	12	274
Total included in other revenue	2,154	(48)	2,106
Revenue from non-service lines	(3)	(26)	(29)
Total other revenue	$2,151	$(74)	$2,077
Real estate management services included in net investment income	$-	$68	$68

For the three months ended September 30, 2025	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$975	$(105)	$870
Transaction processing, administration, and service fees	814	75	889
Distribution fees and other	232	57	289
Total included in other revenue	2,021	27	2,048
Revenue from non-service lines	3	94	97
Total other revenue	$2,024	$121	$2,145
Real estate management services included in net investment income	$-	$74	$74

For the nine months ended September 30, 2026	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$3,174	$(377)	$2,797
Transaction processing, administration, and service fees	2,287	244	2,531
Distribution fees and other	733	55	788
Total included in other revenue	6,194	(78)	6,116
Revenue from non-service lines	4	103	107
Total other revenue	$6,198	$25	$6,223
Real estate management services included in net investment income	$-	$196	$196

For the nine months ended September 30, 2025	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$2,863	$(320)	$2,543
Transaction processing, administration, and service fees	2,359	220	2,579
Distribution fees and other	668	49	717
Total included in other revenue	5,890	(51)	5,839
Revenue from non-service lines	11	132	143
Total other revenue	$5,901	$81	$5,982
Real estate management services included in net investment income	$-	$207	$207

Manulife Financial Corporation – Third Quarter 2026	107
Note 12    Employee Future Benefits
The Company maintains defined contribution and defined benefit pension plans, and other post-employment plans for eligible employees and agents. The following tables present information about the financial impacts of the Company’s material pension and retiree welfare plans in the U.S. and Canada.

For the three months ended September 30,	Pension plans		Retiree welfare plans
	2026	2025	2026	2025
Defined benefit current service cost(1)	$12	$11	$-	$-
Defined benefit administrative expenses	3	2	1	-
Service cost	15	13	1	-
Interest on net defined benefit (asset) liability	(1)	(1)	(2)	(2)
Defined benefit cost	14	12	(1)	(2)
Defined contribution cost	30	24	-	-
Net benefit cost reported in income	$44	$36	$(1)	$(2)
Actuarial (gain) loss on economic assumption changes	$(125)	$26	$(18)	$5
Investment (gain) loss (excluding interest income)	109	(70)	18	(10)
Change in effect of asset limit	2	3	-	-
Re-measurement (gain) loss recorded in OCI, net of tax	$(14)	$(41)	$-	$(5)
(1)There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

For the nine months ended September 30,	Pension plans		Retiree welfare plans
	2026	2025	2026	2025
Defined benefit current service cost(1)	$35	$34	$-	$-
Defined benefit administrative expenses	8	7	1	1
Service cost	43	41	1	1
Interest on net defined benefit (asset) liability	(2)	(1)	(7)	(6)
Defined benefit cost	41	40	(6)	(5)
Defined contribution cost	93	78	-	-
Net benefit cost reported in income	$134	$118	$(6)	$(5)
Actuarial (gain) loss on economic assumption changes	$(136)	$27	$(22)	$8
Investment (gain) loss (excluding interest income)	58	(26)	13	(9)
Change in effect of asset limit	4	3	-	-
Re-measurement (gain) loss recorded in OCI, net of tax	$(74)	$4	$(9)	$(1)
(1)There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.
Note 13    Commitments and Contingencies
(a)Legal Proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the
Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the
Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the
United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
In September 2023, a lawsuit was initiated against the Company in the U.S. District Court of the Southern District of New York
as a putative class action on behalf of all current and former owners of universal life insurance policies issued by the Company that state that “cost of insurance rates will be based on future expectations that include taxes.” The Plaintiff’s theory is that the
Company failed to properly adjust the Non-Guaranteed Elements applicable to these policies after the implementation of the
Tax Cuts and Jobs Act of 2018. It is too early in the litigation to offer any reliable opinion about the scope of the class policies that may be at issue or the likely outcome.
(b)Guarantees
(I)Guarantee regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by
MFLP, a wholly owned unconsolidated financing entity.

Manulife Financial Corporation – Third Quarter 2026	108
The following tables present certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the three months ended September 30, 2026	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$778	$-	$778	$-
Total investment result	337	1,693	(620)	1,410	15
Other revenue	(30)	2,107	-	2,077	1
Net income (loss) attributed to shareholders and other equity holders	1,424	1,227	(1,227)	1,424	4

For the three months ended September 30, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$1,221	$-	$1,221	$-
Total investment result	281	1,152	(564)	869	12
Other revenue	9	2,146	(10)	2,145	5
Net income (loss) attributed to shareholders and other equity holders	1,799	1,612	(1,612)	1,799	6

For the nine months ended September 30, 2026	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$3,138	$-	$3,138	$-
Total investment result	626	3,771	(1,148)	3,249	40
Other revenue	(51)	6,274	-	6,223	9
Net income (loss) attributed to shareholders and other equity holders	4,681	4,402	(4,402)	4,681	15

For the nine months ended September 30, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$3,270	$-	$3,270	$-
Total investment result	545	2,336	(1,110)	1,771	37
Other revenue	12	5,981	(11)	5,982	(8)
Net income (loss) attributed to shareholders and other equity holders	4,073	3,808	(3,808)	4,073	-
Condensed Consolidated Statements of Financial Position Information

As at September 30, 2026	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$1,660	$484,443	$-	$486,103	$24
Insurance contract assets	-	211	-	211	-
Reinsurance contract held assets	-	61,944	-	61,944	-
Total other assets	111,478	136,657	(201,646)	46,489	949
Segregated funds net assets	-	488,435	-	488,435	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	429,332	-	429,332	-
Reinsurance contract held liabilities	-	3,589	-	3,589	-
Investment contract liabilities	-	14,868	-	14,868	-
Total other liabilities	60,068	158,816	(127,705)	91,179	673
Insurance contract liabilities for account of segregated fund holders	-	133,791	-	133,791	-
Investment contract liabilities for account of segregated fund holders	-	354,644	-	354,644	-

Manulife Financial Corporation – Third Quarter 2026	109

As at December 31, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$1,399	$458,529	$-	$459,928	$20
Insurance contract assets	-	194	-	194	-
Reinsurance contract held assets	-	60,881	-	60,881	-
Total other assets	63,341	47,566	(67,731)	43,176	965
Segregated funds net assets	-	461,254	-	461,254	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	411,532	-	411,532	-
Reinsurance contract held liabilities	-	3,273	-	3,273	-
Investment contract liabilities	-	14,137	-	14,137	-
Total other liabilities	14,618	68,845	(714)	82,749	701
Insurance contract liabilities for account of segregated fund holders	-	129,006	-	129,006	-
Investment contract liabilities for account of segregated fund holders	-	332,248	-	332,248	-
(II)Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 16.
Note 14    Segment and Geographic Reporting
The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, and defining strategies for services and distribution based on the profile and needs of its businesses and markets. The Company’s significant product and service offerings by the reporting segments are mentioned below.
Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors, pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance, and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife
Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; property and casualty reinsurance business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

Manulife Financial Corporation – Third Quarter 2026	110
The following tables present results by reporting segments and by geographical location.
(a)By Segment

For the three months ended September 30, 2026	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$812	$233	$(305)	$-	$39	$779
Annuities and pensions	(77)	53	23	-	-	(1)
Total insurance service result	735	286	(282)	-	39	778
Net investment income (loss)	(383)	1,037	1,819	(233)	260	2,500
Insurance finance income (expenses)
Life, health and property and casualty insurance	1,320	(1,015)	(2,284)	-	8	(1,971)
Annuities and pensions	8	188	74	-	-	270
Total insurance finance income (expenses)	1,328	(827)	(2,210)	-	8	(1,701)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(266)	110	1,023	-	-	867
Annuities and pensions	(84)	-	(90)	-	-	(174)
Total reinsurance finance income (expenses)	(350)	110	933	-	-	693
Decrease (increase) in investment contract liabilities	-	(18)	(30)	(34)	-	(82)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	595	302	512	(267)	268	1,410
Other revenue	17	69	33	2,151	(193)	2,077
Other expenses	(96)	(155)	(41)	(1,318)	(111)	(1,721)
Interest expenses	(394)	(237)	(5)	(1)	(154)	(791)
Net income (loss) before income taxes	857	265	217	565	(151)	1,753
Income tax (expenses) recoveries	(89)	(43)	(25)	(92)	5	(244)
Net income (loss)	768	222	192	473	(146)	1,509
Less net income (loss) attributed to:
Non-controlling interests	8	-	-	10	3	21
Participating policyholders	47	17	-	-	-	64
Net income (loss) attributed to shareholders and other equity holders	$713	$205	$192	$463	$(149)	$1,424

For the three months ended September 30, 2025	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$579	$407	$52	$-	$43	$1,081
Annuities and pensions	62	58	20	-	-	140
Total insurance service result	641	465	72	-	43	1,221
Net investment income (loss)	4,316	1,815	1,953	(108)	221	8,197
Insurance finance income (expenses)
Life, health and property and casualty insurance	(3,479)	(1,521)	(2,543)	-	8	(7,535)
Annuities and pensions	(459)	88	(7)	-	-	(378)
Total insurance finance income (expenses)	(3,938)	(1,433)	(2,550)	-	8	(7,913)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	152	38	501	-	1	692
Annuities and pensions	125	-	(89)	-	-	36
Total reinsurance finance income (expenses)	277	38	412	-	1	728
Decrease (increase) in investment contract liabilities	(2)	(18)	(20)	(102)	(1)	(143)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	653	402	(205)	(210)	229	869
Other revenue	73	72	63	2,024	(87)	2,145
Other expenses	(95)	(167)	(36)	(1,208)	(112)	(1,618)
Interest expenses	(4)	(221)	(3)	-	(160)	(388)
Net income (loss) before income taxes	1,268	551	(109)	606	(87)	2,229
Income tax (expenses) recoveries	(233)	(124)	34	(81)	94	(310)
Net income (loss)	1,035	427	(75)	525	7	1,919
Less net income (loss) attributed to:
Non-controlling interests	128	-	-	2	-	130
Participating policyholders	12	(22)	-	-	-	(10)
Net income (loss) attributed to shareholders and other equity holders	$895	$449	$(75)	$523	$7	$1,799

Manulife Financial Corporation – Third Quarter 2026	111

For the nine months ended September 30, 2026	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$2,534	$699	$4	$-	$70	$3,307
Annuities and pensions	(389)	163	57	-	-	(169)
Total insurance service result	2,145	862	61	-	70	3,138
Net investment income (loss)	6,257	4,517	4,566	(485)	815	15,670
Insurance finance income (expenses)
Life, health and property and casualty insurance	(3,453)	(3,781)	(5,439)	-	24	(12,649)
Annuities and pensions	(1,333)	162	61	-	-	(1,110)
Total insurance finance income (expenses)	(4,786)	(3,619)	(5,378)	-	24	(13,759)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(91)	265	1,568	-	-	1,742
Annuities and pensions	146	(1)	(183)	-	-	(38)
Total reinsurance finance income (expenses)	55	264	1,385	-	-	1,704
Decrease (increase) in investment contract liabilities	(4)	(52)	(77)	(230)	(3)	(366)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	1,522	1,110	496	(715)	836	3,249
Other revenue	116	218	138	6,198	(447)	6,223
Other expenses	(284)	(509)	(128)	(3,802)	(328)	(5,051)
Interest expenses	(402)	(690)	(10)	(4)	(462)	(1,568)
Net income (loss) before income taxes	3,097	991	557	1,677	(331)	5,991
Income tax (expenses) recoveries	(446)	(175)	(74)	(271)	38	(928)
Net income (loss)	2,651	816	483	1,406	(293)	5,063
Less net income (loss) attributed to:
Non-controlling interests	167	-	-	26	8	201
Participating policyholders	114	67	-	-	-	181
Net income (loss) attributed to shareholders and other equity holders	$2,370	$749	$483	$1,380	$(301)	$4,681
Total assets	$261,832	$167,474	$249,669	$353,319	$50,888	$1,083,182

For the nine months ended September 30, 2025	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,790	$977	$193	$-	$34	$2,994
Annuities and pensions	36	175	65	-	-	276
Total insurance service result	1,826	1,152	258	-	34	3,270
Net investment income (loss)	8,920	4,296	4,435	(378)	666	17,939
Insurance finance income (expenses)
Life, health and property and casualty insurance	(7,595)	(3,423)	(6,195)	-	18	(17,195)
Annuities and pensions	712	145	(487)	2	-	372
Total insurance finance income (expenses)	(6,883)	(3,278)	(6,682)	2	18	(16,823)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(292)	179	1,090	-	5	982
Annuities and pensions	(62)	-	129	-	-	67
Total reinsurance finance income (expenses)	(354)	179	1,219	-	5	1,049
Decrease (increase) in investment contract liabilities	(1)	(64)	(17)	(314)	2	(394)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	1,682	1,133	(1,045)	(690)	691	1,771
Other revenue	(18)	231	121	5,901	(253)	5,982
Other expenses	(243)	(509)	(132)	(3,500)	(325)	(4,709)
Interest expenses	(17)	(625)	(11)	(2)	(470)	(1,125)
Net income (loss) before income taxes	3,230	1,382	(809)	1,709	(323)	5,189
Income tax (expenses) recoveries	(513)	(298)	201	(258)	144	(724)
Net income (loss)	2,717	1,084	(608)	1,451	(179)	4,465
Less net income (loss) attributed to:
Non-controlling interests	244	-	-	3	(2)	245
Participating policyholders	124	23	-	-	-	147
Net income (loss) attributed to shareholders and other equity holders	$2,349	$1,061	$(608)	$1,448	$(177)	$4,073
Total assets	$231,165	$166,121	$255,771	$329,798	$43,827	$1,026,682

Manulife Financial Corporation – Third Quarter 2026	112
(b)By Geographic Location

For the three months ended September 30, 2026	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$814	$231	$(310)	$44	$779
Annuities and pensions	(77)	53	23	-	(1)
Total insurance service result	737	284	(287)	44	778
Net investment income (loss)	(469)	1,194	1,784	(9)	2,500
Insurance finance income (expenses)
Life, health and property and casualty insurance	1,320	(1,016)	(2,276)	1	(1,971)
Annuities and pensions	8	188	74	-	270
Total insurance finance income (expenses)	1,328	(828)	(2,202)	1	(1,701)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(266)	110	1,023	-	867
Annuities and pensions	(84)	-	(90)	-	(174)
Total reinsurance finance income (expenses)	(350)	110	933	-	693
Decrease (increase) in investment contract liabilities	(9)	(34)	(38)	(1)	(82)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$500	$442	$477	$(9)	$1,410
Other revenue	$387	$576	$1,070	$44	$2,077

For the three months ended September 30, 2025	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$580	$406	$45	$50	$1,081
Annuities and pensions	62	58	20	-	140
Total insurance service result	642	464	65	50	1,221
Net investment income (loss)	4,282	1,905	2,009	1	8,197
Insurance finance income (expenses)
Life, health and property and casualty insurance	(3,480)	(1,521)	(2,534)	-	(7,535)
Annuities and pensions	(459)	88	(7)	-	(378)
Total insurance finance income (expenses)	(3,939)	(1,433)	(2,541)	-	(7,913)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	152	38	502	-	692
Annuities and pensions	125	-	(89)	-	36
Total reinsurance finance income (expenses)	277	38	413	-	728
Decrease (increase) in investment contract liabilities	(48)	(37)	(56)	(2)	(143)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$572	$473	$(175)	$(1)	$869
Other revenue	$536	$608	$1,031	$(30)	$2,145

For the nine months ended September 30, 2026	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$2,537	$689	$(4)	$85	$3,307
Annuities and pensions	(389)	163	57	-	(169)
Total insurance service result	2,148	852	53	85	3,138
Net investment income (loss)	6,143	4,927	4,599	1	15,670
Insurance finance income (expenses)
Life, health and property and casualty insurance	(3,453)	(3,782)	(5,415)	1	(12,649)
Annuities and pensions	(1,333)	162	61	-	(1,110)
Total insurance finance income (expenses)	(4,786)	(3,620)	(5,354)	1	(13,759)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(91)	265	1,568	-	1,742
Annuities and pensions	146	(1)	(183)	-	(38)
Total reinsurance finance income (expenses)	55	264	1,385	-	1,704
Decrease (increase) in investment contract liabilities	(87)	(103)	(173)	(3)	(366)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$1,325	$1,468	$457	$(1)	$3,249
Other revenue	$1,270	$1,749	$3,206	$(2)	$6,223

Manulife Financial Corporation – Third Quarter 2026	113

For the nine months ended September 30, 2025	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,792	$971	$178	$53	$2,994
Annuities and pensions	36	175	65	-	276
Total insurance service result	1,828	1,146	243	53	3,270
Net investment income (loss)	8,947	4,585	4,382	25	17,939
Insurance finance income (expenses)
Life, health and property and casualty insurance	(7,595)	(3,429)	(6,171)	-	(17,195)
Annuities and pensions	713	145	(486)	-	372
Total insurance finance income (expenses)	(6,882)	(3,284)	(6,657)	-	(16,823)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(292)	184	1,090	-	982
Annuities and pensions	(62)	-	129	-	67
Total reinsurance finance income (expenses)	(354)	184	1,219	-	1,049
Decrease (increase) in investment contract liabilities	(181)	(123)	(86)	(4)	(394)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$1,530	$1,362	$(1,142)	$21	$1,771
Other revenue	$1,094	$1,755	$3,031	$102	$5,982
Note 15    Segregated Funds
The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both mutual funds and individual securities.
Segregated funds’ underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The
Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
As at September 30, 2026, these guarantees are recorded within the Company’s insurance contract liabilities and amount to
$552 (December 31, 2025 – $1,266), of which $119 are reinsured (December 31, 2025 – $423). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. Insurance contract liabilities for account of segregated fund holders on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities.

Manulife Financial Corporation – Third Quarter 2026	114
Note 16    Information Provided in Connection with Investments in Deferred Annuity
Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance
Company (U.S.A.)
The following summarized financial information, presented in accordance with IFRS, and the related disclosure have been included in these Consolidated Financial Statements with respect to JHUSA pursuant to Rule 13-01 of Regulation S-X and
Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in certain of the MFC and its subsidiaries registration statements that are described below and relate to MFC’s guarantee of certain securities issued or to be issued by its subsidiaries. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 of the Company’s 2025 Annual Consolidated Financial Statements.

As at	September 30, 2026	December 31, 2025
Assets
Total invested assets(1)	$110,040	$107,703
Reinsurance contract held assets(2)	46,954	49,463
Other assets(3)	53,447	11,995
Segregated funds net assets	236,046	224,457
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders(4)	$141,332	$146,300
Reinsurance contract held liabilities(5)	69	-
Investment contract liabilities(6)	7,089	6,131
Other liabilities(7)	54,220	7,471
Long-term debt	6,542	7,685
Capital instruments	8,017	6,342
Insurance contract liabilities for account of segregated fund holders	58,336	57,115
Investment contract liabilities for account of segregated fund holders	177,710	167,342
(1)Includes $(916) (December 31, 2025 – $(908)) cash loaned to (borrowed from) non-guarantor subsidiaries.
(2)Includes $8,730 (December 31, 2025 – $9,542) reinsurance contract held assets from intercompany transactions with non-guarantor subsidiaries.
(3)Includes $44,871 (December 31, 2025 – $3,866) due from non-guarantor subsidiaries.
(4)Includes $(32) (December 31, 2025 – $(22)) insurance contract liabilities (assets) from intercompany transactions with non-guarantor subsidiaries.
(5)Includes $228 (December 31, 2025 – $nil) reinsurance contract held liabilities (assets) from intercompany transactions with non-guarantor subsidiaries.
(6)Includes $542 (December 31, 2025 – $606) investment contract liabilities from intercompany transactions with non-guarantor subsidiaries.
(7)Includes $47,276 (December 31, 2025 – $1,737) due to non-guarantor subsidiaries.

	For the nine months ended September 30, 2026	For the year ended December 31, 2025
Total insurance service result(1)	$(94)	$433
Total investment result(2)	2,022	(555)
Other revenue (expenses)(3)	(603)	(702)
Net income (loss) before income taxes	1,325	(824)
Income tax (expenses) recoveries	(137)	345
Net income (loss) after income taxes, before equity in net income (loss) of non-guarantor subsidiaries	1,188	(479)
Equity in net income (loss) of non-guarantor subsidiaries	4,886	6,083
Net income (loss)	$6,074	$5,604
(1)Includes $11 intercompany insurance service result from non-guarantor subsidiaries for the nine months ended September 30, 2026 (for the year ended
December 31, 2025 – $53).
(2)Includes $781 intercompany investment income (loss) to non-guarantor subsidiaries for the nine months ended September 30, 2026 (for the year ended
December 31, 2025 – $599).
(3)Includes $284 other intercompany revenue (expenses) from non-guarantor subsidiaries for the nine months ended September 30, 2026 (for the year ended
December 31, 2025 – $441).

Manulife Financial Corporation – Third Quarter 2026	115
Note 17    Acquisition and Disposition
PT Schroder Investment Management Indonesia
On March 31, 2026, the Company completed the acquisition of PT Schroder Investment Management Indonesia (“Schroders
Indonesia”) with $3.5 billion of assets under management as at March 31, 2026. The acquisition strengthens the Company’s position as the largest asset manager in Indonesia and enables the Company to deliver enhanced value to clients and stakeholders by leveraging the firm’s local expertise and client relationships.
MVI Life Co, Ltd.
On August 1, 2026, the Company sold its Vietnamese subsidiary, MVI Life Co, Ltd. to Asahi Mutual Life Insurance Company.
Refer to note 5 (a).
Note 18    Comparatives
Certain comparative amounts have been reclassified to conform to the current period's presentation.
As disclosed in note 2 Accounting and Reporting Changes, comparative amounts in the Statements of Cash Flows have been reclassified and presented in accordance with amendments to IFRS 9 and IFRS 7.

Manulife Financial Corporation – Third Quarter 2026	116

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone: 416 926-3000
Website: www.manulife.com
INVESTOR RELATIONS
Financial analysts, portfolio
managers and other investors
requiring financial information
may contact our Investor Relations
Department or access our website
at www.manulife.com.
Email: investrel@manulife.com
SHAREHOLDER SERVICES
For information or assistance
regarding your share account,
including dividends, changes of
address or ownership, lost
certificates, to eliminate duplicate
mailings or to receive shareholder
material electronically, please
contact our Transfer Agents in
Canada, the United States, Hong
Kong or the Philippines. If you live
outside one of these countries, please
contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
TSX Trust Company
301 - 100 Adelaide St. West
Toronto, ON Canada M5H 4H1
Toll Free: 1 800 783-9495
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
TSX Trust Company offices are also
located in Montreal, Vancouver and
Calgary.
United States
Equiniti Trust Company, LLC
P.O. Box 500
Newark, NJ 07101
United States
Toll Free: 1 800 249-7702
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
Hong Kong
Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong
Telephone: 852 2980-1333
Email: is-enquiries@vistra.com
Website: srhk.vistra.com

Philippines
RCBC Trust Corporation
Stock Transfer Processing Section
Unit 08, 25th Floor
The Yuchengco Center
333 Senator Gil J. Puyat Avenue
corner Nicanor Garcia Street
Brgy Bel-Air, Makati City
Metro Manila, Philippines 1209
Telephone: 632 5318-8567
Email: rcbcstocktransfer@rcbc.com
Website: www.rcbc.com/stocktransfer
AUDITORS
Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
The following Manulife documents are
available online at www.manulife.com
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholders Reports
•Public Accountability Statement
•Sustainability Report

Rating

Financial strength is a key factor in generating new
business, maintaining and expanding distribution relations
and providing a base for expansion, acquisitions and
growth. As at September 30, 2026, Manulife had total capital of C$88.6 billion, including C$53.1 billion of total
shareholders’ and other equity holders’ equity. The
Manufacturers Life Insurance Company’s financial strength
ratings are among the strongest in the insurance industry.
Rating agencies include AM Best Company (“AM Best”),
DBRS Limited and affiliated entities (“Morningstar DBRS”),
Fitch Ratings Inc. (“Fitch”), Moody’s Investors Service Inc.
(“Moody’s”), and S&P Global Ratings (“S&P”).
As at November 4, 2026
Rating Agency	MLI Rating	Rank
S&P	AA-	(4th of 21 ratings)
Moody’s	Aa3	(4th of 21 ratings)
Fitch	AA	(3rd of 21 ratings)
Morningstar DBRS	AA	(3rd of 22 ratings)
AM Best	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close
prices, including the average daily trading
volume for Manulife Financial Corporation’s
common stock on the Canadian exchanges, the
U.S. exchanges, The Stock Exchange of Hong
Kong and the Philippine Stock Exchange for the
third quarter. The common stock symbol is MFC
on all exchanges except Hong Kong where it is
945.
As at September 30, 2026, there were 1,654 million common shares outstanding.
July 1 – September 30, 2026	Canada	U.S.	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$62.95	$44.77	$351.40	P 2700
Low	$58.26	$40.72	$316.80	P 2330
Close	$60.64	$42.59	$342.20	P 2600
Average Daily Volume (000)	6,735	2,057	17	0.2

Manulife Financial Corporation – Third Quarter 2026	117
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•Notice of Annual Meeting
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